Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

QUARTERLY REPORT ON THE THIRD QUARTER OF 2019

This portion of the Quarterly Report provides management’s discussion and analysis (“MD&A”) of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three and nine month periods ended September 30, 2019, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of November 5, 2019, is intended to supplement and complement the condensed unaudited interim consolidated financial statements and notes thereto, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), for the three and nine month periods ended September 30, 2019 (collectively, the “Financial Statements”), which are included in this Quarterly Report on pages 102 to 123. You are encouraged to review the Financial Statements in conjunction with your review of this MD&A. This MD&A should be read in conjunction with both the annual audited consolidated financial statements for the two years ended December 31, 2018, the related annual MD&A included in the 2018 Annual Report, and the most recent Form 40–F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities. These documents and additional information relating to the Company are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Certain notes to the Financial Statements are specifically referred to in this MD&A and such notes are incorporated by reference herein. All dollar amounts in this MD&A are in millions of United States dollars (“$” or “US$”), unless otherwise specified.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “target”, “plan”, “objective”, “assume”, “intend”, “project”, “pursue”, “goal”, “continue”, “budget”, “estimate”, “potential”, “may”, “will”, “can”, “could”, “would”, “should” and similar expressions identify forward-looking statements. In particular, this MD&A contains forward-looking statements including, without limitation, with respect to: (i) Barrick’s forward-looking production guidance; (ii) estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce and C1 cash costs per pound, and all-in-sustaining costs per ounce/pound; (iii) cash flow forecasts; (iv) projected capital, operating and exploration expenditures; (v) mine life and production rates; (vi) estimated timing for construction of, and production from, new projects; (vii) anticipated gold production from the Deep South Project; (viii) timing of completion of a feasibility study for Goldrush and Fourmile and timing of approval of the plan of operations; (ix) the potential for plant expansion at Pueblo Viejo to increase throughput and convert resources into reserves; (x) the new partnership between Barrick and the Government of Tanzania (“GoT”) and the agreement to resolve all outstanding disputes between Acacia and the GoT; (xi) expected agreement with the government of Papua New Guinea regarding an extension of Porgera’s special mining lease; (xii) expected timing for completion of refurbishments at one of the smelters that processes Lumwana concentrate; (xiii) our pipeline of high confidence projects at or near existing operations; (xiv)

potential mineralization and metal or mineral recoveries; (xv) our ability to convert resources into reserves; (xvi) asset sales, joint ventures and partnerships, including with respect to Kalgoorlie; and (xvii) expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this MD&A in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; whether the agreement to settle all disputes between Acacia and the GoT will be legalized and executed by the GoT; the Company’s ability to successfully re-integrate Acacia’s operations; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased

BARRICK THIRD QUARTER 2019	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this MD&A. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

BARRICK THIRD QUARTER 2019	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

MERGER WITH RANDGOLD RESOURCES LIMITED

On January 1, 2019, Barrick acquired 100% of the issued and outstanding shares of Randgold Resources Limited (“Randgold”) for $7.9 billion based on the December 31, 2018 closing share price of Barrick’s common shares (the “Merger”). We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019 and the results presented in this MD&A reflect that. Refer to note 4 of the Financial Statements for further details of this transaction.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use the following non-GAAP financial performance measures in our MD&A:

•	“adjusted net earnings”

•	“free cash flow”

•	“EBITDA”

•	“adjusted EBITDA”

•	“total cash costs per ounce”

•	“C1 cash costs per pound”

•	“all-in sustaining costs per ounce/pound”

•	“all-in costs per ounce” and

•	“realized price”

For a detailed description of each of the non-GAAP financial performance measures used in this MD&A and a detailed reconciliation to the most directly comparable measure under International Financial Reporting Standards (“IFRS”), please refer to the Non-GAAP Financial Performance Measures section of this MD&A on pages 77 to 98. Each non-GAAP financial performance measure has been annotated with a reference to an endnote on page 99. The non-GAAP financial performance measures set out in this MD&A are intended to provide additional information to investors and do not have any standardized meaning under IFRS, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Changes in Presentation of Non-GAAP Financial Performance Measures

Total cash costs

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in sustaining costs and all-in costs

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

BARRICK THIRD QUARTER 2019	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW

Financial and Operating Highlights

	For the three months ended					For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Financial Results ($ millions)

Revenues	2,678	2,063	30%	1,837	46%	6,834	5,339	28%

Cost of sales	1,889	1,545	22%	1,315	44%	4,924	3,643	35%

Net earnings (loss)[a]	2,277	194	1,074%	(412)	653%	2,582	(348)	842%

Adjusted net earnings[b]	264	154	71%	89	197%	602	340	77%

Adjusted EBITDA[b]	1,297	972	33%	776	67%	3,271	2,274	44%

Adjusted EBITDA margin[c]	48%	47%	2%	42%	14%	48%	43%	12%

Total capital expenditures - sustaining[d]	406	267	52%	256	59%	926	701	32%

Total project capital expenditures[d]	96	108	(11)%	131	(27)%	324	325	0%

Total consolidated capital expenditures[d,e]	502	379	32%	387	30%	1,255	1,026	22%

Net cash provided by operating activities	1,004	434	131%	706	42%	1,958	1,354	45%

Net cash provided by operating activities margin[f]	37%	21%	76%	38%	(3)%	29%	25%	16%

Free cash flow[b]	502	55	813%	319	57%	703	328	114%

Net earnings (loss) per share (basic and diluted)	1.30	0.11	1,082%	(0.35)	471%	1.47	(0.30)	590%

Adjusted net earnings (basic)[b] per share	0.15	0.09	67%	0.08	88%	0.34	0.29	17%

Weighted average diluted common shares (millions of shares)	1,756	1,752	0%	1,167	50%	1,751	1,167	50%
Operating Results

Gold production (thousands of ounces)[g]	1,306	1,353	(3)%	1,149	14%	4,026	3,265	23%

Gold sold (thousands of ounces)[g]	1,318	1,372	(4)%	1,204	9%	4,055	3,312	22%

Market gold price ($/oz)	1,472	1,309	12%	1,213	21%	1,364	1,282	6%

Realized gold price[b,g] ($/oz)	1,476	1,317	12%	1,216	21%	1,365	1,284	6%

Gold cost of sales (Barrick’s share)[g,h] ($/oz)	1,065	964	10%	850	25%	991	859	15%

Gold total cash costs[b,g] ($/oz)	710	651	9%	587	21%	663	588	13%

Gold all-in sustaining costs[b,g] ($/oz)	984	869	13%	785	25%	883	813	9%

Copper production (millions of pounds)[i]	112	97	15%	106	6%	315	274	15%

Copper sold (millions of pounds)[i]	65	96	(32)%	114	(43)%	264	273	(3)%

Market copper price ($/lb)	2.63	2.77	(5)%	2.77	(5)%	2.74	3.01	(9)%

Realized copper price[b,i] ($/lb)	2.55	2.62	(3)%	2.76	(8)%	2.78	2.92	(5)%

Copper cost of sales (Barrick’s share)[i,j] ($/lb)	2.00	2.04	(2)%	2.18	(8)%	2.10	2.22	(5)%

Copper C1 cash costs[b,i] ($/lb)	1.62	1.59	2%	1.94	(16)%	1.62	1.97	(18)%

Copper all-in sustaining costs[b,i] ($/lb)	2.58	2.28	13%	2.71	(5)%	2.42	2.76	(12)%
	As at 9/30/19	As at 6/30/19	% Change	As at 9/30/18	% Change
Financial Position ($ millions)

Debt (current and long-term)	5,560	5,807	(4)%	5,745	(3)%

Cash and equivalents	2,405	2,153	12%	1,697	42%

Debt, net of cash	3,155	3,654	(14)%	4,048	(22)%
a.	Net earnings (loss) represents net earnings (loss) attributable to the equity holders of the Company.
b.

Adjusted net earnings, adjusted EBITDA, free cash flow, adjusted net earnings per share, realized gold price, all-in sustaining costs, total cash costs, C1 cash costs and realized copper price are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents adjusted EBITDA divided by revenue.
d.	Amounts presented on a consolidated cash basis. Project capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
e.	Total consolidated capital expenditures also includes capitalized interest.
f.	Represents net cash provided by operating activities divided by revenue.
g.

Includes Tanzania on a 63.9% basis (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience), Pueblo Viejo on a 60% basis, South Arturo on a 60% basis (36.9% from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), and Veladero on a 50% basis, which reflects our equity share of production and sales. Also includes Loulo-Gounkoto on an 80% basis, Kibali on a 45% basis, Tongon on an 89.7% basis and Morila on a 40% basis, which reflects our equity share of production and sales, commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from July 1, 2019 onwards.

h.	Gold cost of sales (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by ounces sold.
i.	Amounts reflect production and sales from Jabal Sayid and Zaldívar on a 50% basis, which reflects our equity share of production, and Lumwana.
j.	Copper cost of sales (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by pounds sold.

BARRICK THIRD QUARTER 2019	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2019	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2019 versus June 30, 2019

Net earnings attributable to equity holders of Barrick (“net earnings”) for the three months ended September 30, 2019 were $2,277 million compared to $194 million in the prior quarter. The significant increase was primarily due to a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines LLC (“Nevada Gold Mines”) and an impairment reversal of $947 million ($663 million net of taxes) at Lumwana. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $264 million for the three months ended September 30, 2019 were 71% higher than the prior quarter. The increase in adjusted net earnings was primarily due to higher realized gold prices1 of $1,476 per ounce in the three months ended September 30, 2019 compared to $1,317 per ounce in the prior quarter. This was partially offset by lower gold sales volumes as a result of the Prohibition Notice, which resulted in the suspension of operations at North Mara in Tanzania.

Factors affecting net earnings and adjusted net earnings1 - three months ended September 30, 2019 versus September 30, 2018

Net earnings for the third quarter of 2019 were $2,277 million compared to a loss of $412 million in the same prior year period. The significant increase was mainly due to a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and an impairment reversal of $947 million ($663 million net of taxes) at Lumwana. In addition to these impacts, there was a $405 million impairment charge recorded in the third quarter of 2018 resulting from an asset impairment of Lagunas Norte. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $264 million in the third quarter of 2019 were $175 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to the Merger. Excluding the impact of the Merger, the increase in adjusted net earnings was primarily due to higher realized gold prices1 of $1,476 per ounce in the three months ended September 30, 2019 compared to $1,216 per ounce in the same prior year period.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the three months ended September 30, 2019 include:

•	$1,901 million in acquisition/disposition gains mainly relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines; partially offset by

•	$872 million in net impairment reversals, relating to Lumwana, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez; and

•

$53 million in other expense adjustments, primarily related to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, and transaction costs related to Nevada Gold Mines and Acacia Mining plc.

Refer to page 78 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

Factors affecting net earnings and adjusted net earnings1 - nine months ended September 30, 2019 versus September 30, 2018

Net earnings for the nine months ended September 30, 2019 were $2,582 million compared to a loss of $348 million in the same prior year period. The significant increase was mainly due to a gain of $1.9 billion ($1.5 billion net of taxes) relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines and an impairment reversal of $947 million ($663 million net of taxes) at Lumwana. In addition to these impacts, there was a $405 million impairment charge recorded in the third quarter of 2018 resulting from an asset impairment of Lagunas Norte. Net earnings were also positively impacted by relatively lower foreign currency translation losses relating to the Argentine peso. The peso has significantly depreciated in both periods and has revalued our peso denominated value-added tax receivable balances. After adjusting for items that are not indicative of future operating earnings, adjusted net earnings1 of $602 million for the nine months ended September 30, 2019 were $262 million higher than the same prior year period. The increase in adjusted net earnings was primarily due to the Merger. Excluding the impact of the Merger, the increase in adjusted net earnings was primarily due to an increase in realized gold prices1.

Significant adjusting items (pre-tax and excluding non-controlling interest effects) in the nine months ended September 30, 2019 include:

•	$1,913 million in acquisition/disposition gains mainly relating to the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines; partially offset by,

•

$158 million in other expense adjustments, primarily related to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision, and transaction costs related to Nevada Gold Mines and Acacia Mining plc; and

•	$857 million in net impairment reversals, relating to Lumwana, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez.

Refer to page 78 for a full list of reconciling items between net earnings and adjusted net earnings1 for the current and previous periods.

* Numerical annotations throughout the text of this document refer to the endnotes found on page 99.

BARRICK THIRD QUARTER 2019	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2019 versus June 30, 2019

In the three months ended September 30, 2019, we generated $1,004 million in operating cash flow, compared to $434 million in the prior quarter. The increase of $570 million was primarily due to the impact of the production from Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included at 100%. This was combined with higher realized gold prices1 of $1,476 per ounce in the three months ended September 30, 2019 compared to $1,317 per ounce in the prior quarter and a favorable movement in working capital, mainly as a result of the timing of payments and receivables, partially offset by an unfavorable movement in other current assets. Operating cash flow was also positively impacted by lower income taxes paid and cash interest paid.

Free cash flow1 for the three months ended September 30, 2019 was $502 million, compared to $55 million in the prior quarter, reflecting higher operating cash flows, partially offset by higher capital expenditures. In the three months ended September 30, 2019, capital expenditures on a cash basis were $502 million compared to $379 million in the prior quarter primarily due to the consolidation impact of Nevada Gold Mines, as described above. This was combined with a strategic land acquisition at Cortez and increased capitalized stripping, underground development and minesite sustaining capital at Loulo-Gounkoto, while project capital expenditures were in line with the same prior year period.

Factors affecting Operating Cash Flow and Free Cash Flow1 - three months ended September 30, 2019 versus September 30, 2018

In the third quarter of 2019, we generated $1,004 million in operating cash flow, compared to $706 million in the same prior year period. The increase of $298 million was primarily due to higher sales volume as a result of the Merger and the formation of Nevada Gold Mines as discussed above. This was combined with higher realized gold prices1 of $1,476 per ounce in the three months ended September 30, 2019 compared to $1,216 per ounce in the same prior year period, partially offset by higher direct mining costs as a result of the increased sales volume.

In the third quarter of 2019, we generated free cash flow1 of $502 million compared to $319 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the third quarter of 2019, capital expenditures on a cash basis were $502 million compared to $387 million in the third quarter of 2018. The increase in capital expenditures of $115 million was primarily due to higher project minesite sustaining capital expenditures as a result of the Merger and the consolidation impact of Nevada Gold Mines, partially offset by decreases at Pueblo Viejo as a result of lower capitalized stripping costs and timing in project execution and at Tanzania due to lower capitalized stripping. This was further impacted by a decrease in project capital expenditures at Cortez due to the ramp down in the Rangefront Declines, Deep South, and Crossroads dewatering projects, partially offset by increased Crossroads stripping.

Factors affecting Operating Cash Flow and Free Cash Flow1 - nine months ended September 30, 2019 versus September 30, 2018

For the nine months ended September 30, 2019, we generated $1,958 million in operating cash flow, compared to $1,354 million in the same prior year period. The increase of $604 million was primarily due to higher sales volume as a result of the Merger, the formation of Nevada Gold Mines. This was combined with higher realized gold prices1 of $1,365 per ounce in the nine months ended September 30, 2019 compared to $1,284 per ounce in the same prior year period and higher direct mining costs as a result of the increased sales volume.

For the nine months ended September 30, 2019, we generated free cash flow1 of $703 million compared to $328 million in the same prior year period. The increase primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In the nine months ended September 30, 2019, capital expenditures on a cash basis were $1,255 million compared to $1,026 million in the same prior year period. Higher capital expenditures of $229 million were primarily due to an increase in minesite sustaining capital expenditures as a result of the Merger and the consolidation impact of Nevada Gold Mines, while project capital expenditures remained in line with the same prior year period.

BARRICK THIRD QUARTER 2019	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Key Business Developments

Acacia Mining plc

On September 17, 2019, Barrick acquired all of the Acacia Mining plc (“Acacia”) shares we did not already own through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends3 and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two year period following closing. This transaction resulted in the issuance of 24,836,876 Barrick common shares or approximately 1% of Barrick’s share capital. As a result, Acacia ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited. Refer to note 4 to the Financial Statements for more information.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our current 100% interest. The former Acacia mine sites (Bulyanhulu, North Mara and Buzwagi) will now be referred to as Tanzania in this report.

On October 20, 2019, we announced that we had reached an agreement with the Government of Tanzania (“GoT”) to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization.

The terms of the agreement include the payment of $300 million to settle all outstanding tax and other disputes; the lifting of the concentrate export ban; the sharing of future economic benefits from the mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration.

In conjunction with the finalization of the agreement, a new operating company called Twiga Minerals Corporation (“Twiga”) has been formed to manage the Bulyanhulu, Buzwagi and North Mara mines. The GoT will receive a free carried shareholding of 16% in each of the mines and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga. An annual true-up mechanism will be included to maintain the 50/50 split.

Operating results will be included at 100% from October 1, 2019 up until the GoT’s 16% free-carried interest is made effective, and on an 84% basis thereafter.

Nevada Gold Mines LLC

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Goldcorp Corporation, (“Newmont Goldcorp”) to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. On July 1, 2019, the transaction closed, establishing Nevada Gold Mines LLC (“Nevada Gold Mines”), and we began consolidating the operating results, cash flows and net assets of Nevada Gold Mines from that date forward. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Goldcorp owning the remaining 38.5% of the joint venture.

As a result of this transaction, Barrick recognized a gain through earnings of $1.9 billion on the remeasurement of our previous 75% interest of Turquoise Ridge. Refer to note 4 to the Financial Statements for more information.

Debt Management

On July 15, 2019, Barrick completed a make-whole repurchase of the approximately $248 million of outstanding principal on our 4.95% Notes due 2020 and incurred a loss on debt extinguishment of $3 million in the third quarter of 2019. The debt repayment is expected to result in an annualized interest saving of approximately $12 million.

Reko Diq Arbitration

On July 12, 2019, the World Bank International Centre for Settlement of Investment Disputes (“ICSID”) awarded $5.84 billion in damages to Tethyan Copper Company Pty Limited, a joint venture held equally by Barrick and Antofagasta plc, in relation to the arbitration claims filed against the Islamic Republic of Pakistan following the unlawful denial of a mining lease for the Reko Diq project in Pakistan in 2011.

Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid. The proceeds of this award will not be recognized in our financial statements until any such proceeds have been collected. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Randgold Resources Limited Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold. Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition is $7.9 billion.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal and various exploration properties. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

BARRICK THIRD QUARTER 2019	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

In conjunction with the Merger, Barrick has a new management team, effective January 1, 2019. Mark Bristow is now President and Chief Executive Officer of Barrick. He was formerly the Chief Executive Officer of Randgold, a position he held since its incorporation in 1995. Graham Shuttleworth is now Senior Executive Vice-President and Chief Financial Officer of Barrick, having formerly served as Randgold‘s Chief Financial Officer since 2007. Kevin Thomson, Senior Executive Vice-President, Strategic Matters, continues in the role to which he was appointed at Barrick in October 2014.

In addition, Barrick is now managed by three regional Chief Operating Officers, each of whom report to the President and CEO. Mark Hill, formerly Barrick’s Chief Investment Officer, was appointed Chief Operating Officer, LATAM and Australia Pacific. Willem Jacobs, formerly Randgold’s General Manager East and Central Africa, was appointed Chief Operating Officer, Africa and Middle East. Catherine Raw, formerly Barrick’s Chief Financial Officer, was appointed Chief Operating Officer, North America.

Following the closing of the Merger, Barrick’s Board of Directors was reconstituted with the following nine Directors: John Thornton (Executive Chairman), Brett Harvey (Lead Independent Director) Mark Bristow, María Ignacia Benítez, Gustavo Cisneros, Christopher Coleman, Michael Evans, Brian Greenspun, and Andrew Quinn. Regrettably, on February 28, 2019, María Ignacia Benítez passed away. Barrick’s Corporate Governance & Nominating Committee initiated a search for an equally compelling and qualified female candidate to fill the vacant Board position and on August 9, 2019, we announced the appointment of Loreto Silva to the Board of Directors as an independent director.

BARRICK THIRD QUARTER 2019	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Full Year 2019 Outlook

Based on the solid results of our first three quarters of 2019, we expect 2019 attributable gold production to be at the upper end of our existing guidance range of 5.1-5.6 million ounces and both total cash costs per ounce1 and all-in sustaining costs per ounce1 at the lower end of the ranges. As reported in our second quarter MD&A, our guidance range for cost of sales per ounce has now been revised for the impact of the formation of Nevada Gold Mines.

Commencing with this third quarter MD&A, we report on Nevada Gold Mines as five distinct operating divisions in which we own 61.5%: Cortez, Carlin (including Goldstrike), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon. In relation to Cortez, Goldstrike and Turquoise Ridge, the full year guidance is inclusive of our interest in these operating divisions for the first six months of 2019 prior to the formation of Nevada Gold Mines. The guidance for cost of sales per ounce for Carlin, Turquoise Ridge, Phoenix and Long Canyon has been updated to include the additional depreciation resulting from the restatement of these assets to fair market value as a consequence of the formation of Nevada Gold Mines from July 1, 2019.

As reported in our second quarter MD&A, we will cease to include production or non-GAAP cost metrics for Lagunas Norte going forward following the decision to place the mine on care and maintenance at the end of the third quarter.

All other guidance metrics are unchanged inclusive of the Company Outlook.

Five year outlook (2020-2024)

We continue to expect our five-year gold production outlook to be maintained within the 5.1-5.6 million ounce range based on the existing portfolio. We also expect that our cost metrics will be maintained within the following ranges over this five-year time frame: cost of sales per ounce at $1,000-$1,060 per ounce, total cash costs per ounce1 at $650-$700 per ounce and all-in sustaining costs per ounce1 at $850-$950 per ounce, noting we expect all-in sustaining costs per ounce1 to decline over this period.

Company Outlook ($ millions, except per ounce/pound data)	2019 Estimate
Gold production (millions of ounces)	5.10 - 5.60

Gold unit production costs

Cost of sales - gold ($/oz)	940 - 990

Total cash costs ($/oz)[a]	650 - 700

Depreciation ($/oz)	320 - 350

All-in sustaining costs ($/oz)[a]	870 - 920
Copper production (millions of pounds)	375 - 430

Copper unit production costs

Cost of sales - copper ($/lb)	2.30 - 2.70

C1 cash costs ($/lb)[a]	1.70 - 2.00

Depreciation ($/lb)	0.60 - 0.70

Copper all-in sustaining costs ($/lb)[a]	2.40 - 2.90
Exploration and project expenses	280 - 340

Exploration and evaluation	170 - 180

Project expenses	120 - 150

General and administrative expenses	~200

Corporate administration	~140

Share-based compensation[b]	~40

Tanzania[c]	~20

Other expense[d]	80 - 100

Finance costs	500 - 550

Attributable capital expenditures:

Attributable minesite sustaining	1,100 - 1,300

Attributable project	300 - 400
Total attributable capital expenditures[e]	1,400 - 1,700

Effective income tax rate[f]	40% - 50%
Key Assumptions

Gold Price ($/oz)	1,250

Copper Price ($/lb)	2.75

Oil Price (WTI) ($/barrel)	65

AUD Exchange Rate (AUD:USD)	0.75

ARS Exchange Rate (USD:ARS)	60.00

CAD Exchange Rate (USD:CAD)	1.30

CLP Exchange Rate (USD:CLP)	680

EUR Exchange Rate (EUR:USD)	1.20
a.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.	Based on US$12.40 share price and excludes share-based compensation relating to Acacia Mining plc.
c.	Formerly known as Acacia Mining plc, this includes share-based compensation based on a share price of £1.50 or ~US$2.00.
d.	Other expense guidance excludes the remeasurement gain on Turquoise Ridge
e.

2019 Guidance includes our 60% share of Pueblo Viejo, our 80% share of Loulo-Gounkoto, our 89.7% share of Tongon, our 63.9% share of Tanzania up until September 30, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, our guidance includes our 63.9% share up until the end of the third quarter of 2019 as a matter of convenience), our 50% share of Zaldívar and Jabal Sayid, our 45% of Kibali, and our share of joint operations. Furthermore, 2019 Guidance includes Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (including Goldstrike), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019. South Arturo is included on a 60% basis from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards.

f.	Based on key assumptions included in this table.

BARRICK THIRD QUARTER 2019	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating Division Guidance

Our 2019 forecast gold and copper production, cost of sales, total cash costs1, and all-in sustaining costs1 ranges by operating division are as follows:

Operating Division	2019 forecast attributable production (000s ozs)	2019 forecast cost of sales[a] ($/oz)	2019 forecast total cash costs[b] ($/oz)	2019 forecast all-in sustaining costs[b] ($/oz)
Gold

Carlin[c,d]	960 - 1,020	1,020 - 1,080	740 - 790	955 - 995

Cortez[c]	760 - 810	810 - 850	530 - 580	670 - 710

Turquoise Ridge[c]	330 - 370	800 - 850	550 - 600	680 - 730

Phoenix[c]	50 - 70	2,250 - 2,300	940 - 990	1,120 - 1,150

Long Canyon[c]	40 - 50	1,100 - 1,150	300 - 350	920 - 950

Pueblo Viejo (60%)	550 - 600	780 - 830	465 - 510	610 - 650

Loulo-Gounkoto (80%)	520 - 570	880 - 930	575 - 625	810 - 850

Kibali (45%)	330 - 350	1,150 - 1,200	555 - 605	670 - 730

Kalgoorlie (50%)	260 - 280	920 - 970	740 - 790	1,010 - 1,050

Tongon (89.7%)	250 - 270	1,300 - 1,350	710 - 760	780 - 820

Porgera (47.5%)	240 - 260	980 - 1,030	800 - 850	985 - 1,025

Veladero (50%)	230 - 250	1,250 - 1,350	770 - 820	1,150 - 1,250

Hemlo	200 - 220	890 - 940	765 - 815	1,100 - 1,200

Tanzania (63.9%)[e]	320 - 350	920 - 970	665 - 710	860 - 920

Other Sites[f]	120 - 160	1,155 - 1,240	895 - 945	1,055 - 1,115
Total Attributable to Barrick[g,h,i]	5,100 - 5,600	940 - 990	650 - 700	870 - 920

	2019 forecast attributable production (millions lbs)	2019 forecast cost of sales[a] ($/lb)	2019 forecast C1 cash costs[b] ($/lb)	2019 forecast all-in sustaining costs[b] ($/lb)
Copper

Lumwana	210 - 240	2.25 - 2.50	1.80 - 2.10	2.75 - 3.15

Zaldívar (50%)	120 - 130	2.40 - 2.70	1.65 - 1.85	2.00 - 2.20

Jabal Sayid (50%)	45 - 60	2.00 - 2.30	1.60 - 1.90	1.60 - 1.90
Total Copper[h]	375 - 430	2.30 - 2.70	1.70 - 2.00	2.40 - 2.90
a.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 20% of Loulo-Gounkoto, 10.3% of Tongon, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, our guidance includes our 63.9% share up until the end of the third quarter of 2019 as a matter of convenience) and 40% South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines) from cost of sales and including our proportionate share of cost of sales attributable to our equity method investments in Kibali and Morila), divided by attributable gold ounces sold. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to our equity method investments in Zaldívar and Jabal Sayid, divided by consolidated copper pounds sold (including our proportionate share of copper pounds sold from our equity method investments). The guidance for cost of sales per ounce for Carlin, Turquoise Ridge, Phoenix and Long Canyon has been updated to include the additional depreciation resulting from the restatement of these assets to fair market value as a consequence of the formation of Nevada Gold Mines from July 1, 2019.

b.

Total cash costs, all-in sustaining costs and C1 cash costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of the non-GAAP measures used in this section of the MD&A to the most directly comparable IFRS measures, please see pages 61 to 76 of this MD&A.

c.

These five operations are part of Nevada Gold Mines from July 1, 2019. Amounts include Cortez (100%), Goldstrike (100%) and Turquoise Ridge (75%), also known collectively as Barrick Nevada, from January 1, 2019 to June 30, 2019, and Cortez, Carlin (which includes Goldstrike), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon on a 61.5% basis from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

d.

Includes our 60% share of South Arturo from January 1, 2019 to June 30, 2019 and 36.9% from July 1, 2019 onwards as a result of the formation of Nevada Gold Mines with Newmont Goldcorp on July 1, 2019.

e.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results will be included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, and on an 84% basis thereafter.

f.

Other sites include Lagunas Norte, Golden Sunlight, and Morila (40%) and excludes Pierina which is mining incidental ounces as it enters closure. Due to the planned ramp down of operations, we have ceased to include production or non-GAAP cost metrics for Golden Sunlight or Morila after the second quarter and will cease to include Lagunas Norte after the end of the third quarter.

g.	Total cash costs and all-in sustaining costs per ounce include the impact of hedges and/or costs allocated to non-operating sites.
h.

Operating unit guidance ranges reflect expectations at each individual operating unit, and may not add up to the company-wide guidance range total. Guidance ranges exclude Pierina which is mining incidental ounces as it enters closure.

i.	Includes corporate administration costs.

BARRICK THIRD QUARTER 2019	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Nevada Gold Mines LLC (61.5%)[a]

Gold produced (000s oz)	535	526	2%	624	(14)%

Cost of sales ($/oz)	1,027	842	22%	800	28%

Total cash costs ($/oz)[b]	693	594	17%	526	32%

All-in sustaining costs ($/oz)[b]	946	752	26%	640	48%

Cortez (61.5%)[c]

Gold produced (000s oz)	126	280	(55)%	326	(61)%

Cost of sales ($/oz)	829	719	15%	630	32%

Total cash costs ($/oz)[b]	570	489	17%	342	67%

All-in sustaining costs ($/oz)[b]	772	561	38%	444	74%

Carlin (61.5%)[d]

Gold produced (000s oz)	278	181	54%	219	27%

Cost of sales ($/oz)	1,007	1,116	(10)%	1,047	(4)%

Total cash costs ($/oz)[b]	775	769	1%	738	5%

All-in sustaining costs ($/oz)[b]	1,014	1,088	(7)%	892	14%

Turquoise Ridge (61.5%)[e]

Gold produced (000s oz)	82	65	26%	79	4%

Cost of sales ($/oz)	1,077	665	62%	805	34%

Total cash costs ($/oz)[b]	622	569	9%	711	(13)%

All-in sustaining costs ($/oz)[b]	840	667	26%	757	11%

Phoenix (61.5%)[f]

Gold produced (000s oz)	25

Cost of sales ($/oz)	2,186

Total cash costs ($/oz)[b]	1,010

All-in sustaining costs ($/oz)[b]	1,622

Long Canyon (61.5%)[f]

Gold produced (000s oz)	24

Cost of sales ($/oz)	1,170

Total cash costs ($/oz)[b]	353

All-in sustaining costs ($/oz)[b]	714
Pueblo Viejo (60%)

Gold produced (000s oz)	139	124	12%	151	(8)%

Cost of sales ($/oz)	807	852	(5)%	803	0%

Total cash costs ($/oz)[b]	504	557	(10)%	517	(3)%

All-in sustaining costs ($/oz)[b]	631	702	(10)%	688	(8)%
Loulo-Gounkoto (80%)[g]

Gold produced (000s oz)	153	147	4%

Cost of sales ($/oz)	1,018	1,072	(5)%

Total cash costs ($/oz)[b]	630	598	5%

All-in sustaining costs ($/oz)[b]	966	811	19%
Kibali (45%)[g]

Gold produced (000s oz)	91	95	(4)%

Cost of sales ($/oz)	1,187	868	37%

Total cash costs ($/oz)[b]	554	540	3%

All-in sustaining costs ($/oz)[b]	703	651	8%
Kalgoorlie (50%)

Gold produced (000s oz)	58	57	2%	75	(23)%

Cost of sales ($/oz)	1,037	1,038	0%	923	12%

Total cash costs ($/oz)[b]	856	846	1%	753	14%

All-in sustaining costs ($/oz)[b]	1,170	1,204	(3)%	840	39%

BARRICK THIRD QUARTER 2019	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Gold (continued)

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Tongon (89.7%)[g]

Gold produced (000s oz)	62	61	2%

Cost of sales ($/oz)	1,396	1,562	(11)%

Total cash costs ($/oz)[b]	793	750	6%

All-in sustaining costs ($/oz)[b]	869	802	8%
Porgera (47.5%)

Gold produced (000s oz)	75	61	23%	53	42%

Cost of sales ($/oz)	1,024	1,032	(1)%	1,067	(4)%

Total cash costs ($/oz)[b]	868	893	(3)%	775	12%

All-in sustaining costs ($/oz)[b]	1,053	1,112	(5)%	1,084	(3)%
Veladero (50%)

Gold produced (000s oz)	58	75	(23)%	49	18%

Cost of sales ($/oz)	1,243	1,186	5%	1,083	15%

Total cash costs ($/oz)[b]	773	746	4%	581	33%

All-in sustaining costs ($/oz)[b]	1,142	1,046	9%	995	15%
Hemlo

Gold produced (000s oz)	49	55	(11)%	41	20%

Cost of sales ($/oz)	1,083	953	14%	1,095	(1)%

Total cash costs ($/oz)[b]	953	822	16%	996	(4)%

All-in sustaining costs ($/oz)[b]	1,280	1,015	26%	1,247	3%
Tanzania (63.9%)[h]

Gold produced (000s oz)	53	101	(48)%	87	(39)%

Cost of sales ($/oz)	1,057	920	15%	842	26%

Total cash costs ($/oz)[b]	788	659	20%	670	18%

All-in sustaining costs ($/oz)[b]	947	792	20%	880	8%
Lagunas Norte

Gold produced (000s oz)	33	39	(15)%	64	(48)%

Cost of sales ($/oz)	1,661	952	74%	720	131%

Total cash costs ($/oz)[b]	1,327	732	81%	472	181%

All-in sustaining costs ($/oz)[b]	1,422	998	42%	631	125%
Total Attributable to Barrick[i]

Gold produced (000s oz)	1,306	1,353	(3)%	1,149	14%

Cost of sales ($/oz)[j]	1,065	964	10%	850	25%

Total cash costs ($/oz)[b]	710	651	9%	587	21%

All-in sustaining costs ($/oz)[b]	984	869	13%	785	25%

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont Goldcorp. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

d.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

e.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

f.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.
g.	These sites did not form a part of the Barrick consolidated results in the three months ended June 30, 2018 as these sites were acquired as a result of the Merger.
h.

Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Operating results will be included at 100% from October 1, 2019 (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) up until the GoT’s 16% free-carried interest is made effective, and on an 84% basis thereafter.

i.

With the end of mining at Golden Sunlight and Morila in the second quarter as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from July 1, 2019 onwards although these sites are included in the Total Attributable to Barrick in the prior period comparatives.

j.	Cost of sales per ounce (Barrick’s share) is calculated as cost of sales - gold on an attributable basis (excluding sites in care and maintenance) divided by gold equity ounces sold.

BARRICK THIRD QUARTER 2019	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production and Cost Summary - Copper

	For the three months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change
Lumwana

Copper production (millions lbs)	65	49	33%	64	2%

Cost of sales ($/lb)	2.04	2.07	(1)%	2.21	(8)%

C1 cash costs ($/lb)[a]	1.83	1.70	8%	2.05	(11)%

All-in sustaining costs ($/lb)[a]	3.66	2.78	32%	3.12	17%
Zaldívar (50%)

Copper production (millions lbs)	32	32	0%	28	14%

Cost of sales ($/lb)	2.18	2.32	(6)%	2.59	(16)%

C1 cash costs ($/lb)[a]	1.55	1.61	(4)%	1.98	(22)%

All-in sustaining costs ($/lb)[a]	1.91	1.85	3%	2.29	(17)%
Jabal Sayid (50%)

Copper production (millions lbs)	15	16	(6)%	14	7%

Cost of sales ($/lb)	1.63	1.45	12%	1.66	(2)%

C1 cash costs ($/lb)[a]	1.42	1.22	16%	1.56	(9)%

All-in sustaining costs ($/lb)[a]	1.65	1.31	26%	1.67	(1)%
Total Copper

Copper production (millions lbs)	112	97	15%	106	6%

Cost of sales ($/lb)[b]	2.00	2.04	(2)%	2.18	(8)%

C1 cash costs ($/lb)[a]	1.62	1.59	2%	1.94	(16)%

All-in sustaining costs ($/lb)[a]	2.58	2.28	13%	2.71	(5)%

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.	Cost of sales per pound (Barrick’s share) is calculated as cost of sales - copper plus our equity share of cost of sales attributable to Zaldívar and Jabal Sayid divided by copper pounds sold.

OPERATING DIVISIONS PERFORMANCE

Following the Merger in Q1 2019 and the events surrounding Nevada Gold Mines and Acacia Mining plc in Q3 2019 (refer to page 35 for further details), our presentation of reportable operating segments consists of seven gold mines (Cortez, Carlin, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali and Veladero) and Tanzania, a grouping of three operating mines formerly held in Acacia Mining plc (now called Barrick TZ Limited). The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

BARRICK THIRD QUARTER 2019	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

Nevada Gold Mines (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Total tonnes mined (000s)	52,528	43,916	20%	43,039	22%	136,189	142,375	(4)%

Open pit ore	7,706	4,339	78%	6,636	16%	17,626	14,691	20%

Open pit waste	43,572	38,569	13%	35,474	23%	115,245	125,000	(8)%

Underground	1,250	1,008	24%	929	35%	3,318	2,684	24%

Average grade (grams/tonne)

Open pit mined	0.77	0.72	7%	2.87	(73)%	0.99	3.01	(67)%

Underground mined	9.97	10.86	(8)%	10.57	(6)%	10.45	10.76	(3)%

Processed	2.02	2.75	(27)%	3.32	(39)%	2.44	3.42	(29)%

Ore tonnes processed (000s)	10,211	7,137	43%	6,972	46%	25,138	17,844	41%

Oxide mill	3,124	1,114	180%	1,091	186%	5,294	3,348	58%

Roaster	1,309	1,364	(4)%	1,410	(7)%	4,033	3,638	11%

Autoclave	1,316	1,351	(3)%	1,106	19%	4,100	3,458	19%

Heap leach	4,462	3,308	35%	3,365	33%	11,711	7,400	58%

Recovery rate	79%	79%	0%	82%	(4)%	82%	83%	(1)%

Oxide Mill	60%	78%	(23)%	82%	(27)%	72%	83%	(13)%

Roaster	87%	87%	0%	91%	(4)%	87%	90%	(3)%

Autoclave	79%	67%	18%	66%	20%	74%	69%	7%

Gold produced (000s oz)	535	526	2%	624	(14)%	1,633	1,674	(2)%

Oxide mill	76	82	(7)%	108	(30)%	260	457	(43)%

Roaster	275	255	8%	365	(25)%	784	745	5%

Autoclave	112	122	(8)%	121	(8)%	392	358	9%

Heap leach	72	67	8%	30	141%	197	114	73%

Gold sold (000s oz)	537	547	(2)%	671	(20)%	1,658	1,698	(2)%
Revenue ($ millions)	804	713	13%	816	(1%)	2,267	2,174	4%

Cost of sales ($ millions)	552	462	19%	534	3%	1,462	1,394	5%

Income ($ millions)	237	244	(3)%	271	(13)%	773	751	3%

EBITDA ($ millions)[b]	403	371	9%	454	(11)%	1,202	1,234	(3)%

EBITDA margin[c]	50%	52%	(4)%	56%	(10)%	53%	57%	(7)%

Capital expenditures ($ millions)[d,e]	164	169	(3)%	154	6%	482	476	1%

Minesite sustaining[d]	110	76	45%	57	93%	256	211	21%

Project[d]	54	93	(42)%	97	(44)%	226	265	(15)%

Cost of sales ($/oz)	1,027	842	22%	800	28%	881	822	7%

Total cash costs ($/oz)[b]	693	594	17%	526	32%	608	536	13%

All-in sustaining costs ($/oz)[b]	946	752	26%	640	48%	789	682	16%

All-in costs ($/oz)[b]	1,048	922	14%	788	33%	926	840	10%
a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

e.	Amounts presented exclude capitalized interest.

As discussed on page 35, on July 1, 2019, Nevada Gold Mines was established, which includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Goldcorp owning the remaining 38.5% of the joint venture. Refer to the following pages for a detailed discussion of Cortez, Carlin (including Goldstrike) and Turquoise Ridge (including Twin Creeks) results.

BARRICK THIRD QUARTER 2019	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Total tonnes mined (000s)	23,357	31,598	(26)%	30,174	(23)%	82,527	93,843	(12)%

Open pit ore	2,158	3,945	(45)%	4,804	(55)%	10,764	11,909	(10)%

Open pit waste	20,948	27,283	(23)%	25,029	(16)%	70,754	80,909	(13)%

Underground	251	370	(32)%	341	(26)%	1,009	1,025	(2)%

Average grade (grams/tonne)

Open pit mined	0.42	0.65	(35)%	2.39	(82)%	1.00	2.87	(65)%

Underground mined	11.41	10.74	6%	10.57	8%	10.39	10.72	(3)%

Processed	1.54	1.82	(15)%	2.38	(35)%	1.68	2.68	(37)%

Ore tonnes processed (000s)	2,837	5,014	(43)%	4,997	(43)%	13,324	11,929	12%

Oxide mill	654	1,114	(41)%	1,091	(40)%	2,824	3,348	(16)%

Roaster	329	592	(44)%	541	(39)%	1,397	1,181	18%

Heap leach	1,854	3,308	(44)%	3,365	(45)%	9,103	7,400	23%

Recovery rate	84%	84%	0%	85%	(1)%	89%	88%	1%

Oxide Mill	79%	78%	2%	82%	(3)%	80%	83%	(4)%

Roaster	86%	88%	(2)%	92%	(6)%	87%	91%	(5)%

Gold produced (000s oz)	126	280	(55)%	326	(61)%	668	906	(26)%

Oxide mill	34	82	(59)%	108	(69)%	218	457	(52)%

Roaster	62	131	(53)%	188	(67)%	295	335	(12)%

Heap leach	30	67	(55)%	30	—%	155	114	36%

Gold sold (000s oz)	126	281	(55)%	354	(64)%	666	911	(27)%
Revenue ($ millions)	185	368	(50)%	432	(57%)	892	1,166	(24)%

Cost of sales ($ millions)	105	202	(48)%	224	(53)%	484	595	(19)%

Income ($ millions)	77	158	(51)%	199	(61)%	390	550	(29)%

EBITDA ($ millions)[b]	109	223	(51)%	301	(64)%	551	824	(33)%

EBITDA margin[c]	59%	61%	(2)%	70%	(15)%	62%	71%	(12)%

Capital expenditures ($ millions)[d,e]	53	83	(36)%	97	(46)%	212	255	(17)%

Minesite sustaining[d]	22	15	47%	22	0%	50	49	1%

Project[d]	31	68	(55)%	75	(59)%	162	206	(22)%

Cost of sales ($/oz)	829	719	15%	630	32%	725	653	11%

Total cash costs ($/oz)[b]	570	489	17%	342	67%	482	352	37%

All-in sustaining costs ($/oz)[b]	772	561	38%	444	74%	580	433	34%

All-in costs ($/oz)[b]	1,020	795	28%	657	55%	818	660	24%
a.

On July 1, 2019, Cortez was contributed to Nevada Gold Mines, a joint venture with Newmont Goldcorp. As a result, the amounts presented are on an 100% basis up until June 30, 2019, and on a 61.5% basis thereafter.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

e.	Amounts presented exclude capitalized interest.

On July 1, 2019, Barrick’s Cortez operations were contributed to Nevada Gold Mines, a joint venture with Newmont Goldcorp. As a result, the amounts presented represent Cortez on a 100% basis up until June 30, 2019 and on a 61.5% basis thereafter.

Safety and Environment

There were no Lost Time Injuries (“LTI”) at Cortez during the quarter which resulted in a Lost Time Injury Frequency Rate (“LTIFR”) of zero per million hours worked which is an improvement on the previous quarter. No major environmental incidents occurred during the quarter.

Financial Results

Q3 2019 compared to Q2 2019

Cortez’s income for the third quarter of 2019 reflects our 61.5% interest in Nevada Gold Mines following the formation of Nevada Gold Mines on July 1, 2019. Income for Cortez for the prior quarter represents Barrick’s 100% share of the Cortez operations. This change in ownership is the primary driver of the decrease in income. In addition to this impact, Cortez’s income in the current quarter was lower due to a decrease in sales volume and higher cost of sales per ounce2, partially offset by the higher realized gold price1.

Gold production in the third quarter of 2019 was 55% lower compared to the prior quarter, primarily due to the reduction in Barrick’s interest in Cortez from 100% in the prior quarter

BARRICK THIRD QUARTER 2019	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

to 61.5% from July 1, 2019. In addition to this impact, grades processed were lower and less ore was processed at the Cortez oxide mill and Carlin roasters in the current quarter as mining from CHOP was completed in the second quarter.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2019 were 15% and 17% higher, respectively, versus the prior quarter due to lower grades processed as mining in the higher grade CHOP was completed during the second quarter and the Crossroads pit remained in a stripping phase. In the third quarter of 2019, all-in sustaining costs per ounce1 increased by 38% compared to the prior quarter due to higher total cash costs per ounce1 and higher minesite sustaining capital expenditures as Crossroads transitioned from pre-production in the second quarter to production status in the third quarter.

Capital expenditures in the third quarter of 2019 decreased by 36% compared to the prior quarter due to the reduction in Barrick’s interest in Cortez from 100% in the prior quarter to 61.5% from July 1, 2019. In addition to this impact, project capital expenditures were lower relative to the second quarter of 2019 as the Crossroads pit was in pre-production in the second quarter and has transitioned to production status in the third quarter. Higher minesite sustaining capital expenditures relative to the second quarter of 2019 is attributed to a strategic land acquisition adjacent to the Cortez operations that occurred in the third quarter.

Q3 2019 compared to Q3 2018

Cortez’s income for the three month period ended September 30, 2019 reflects the formation of Nevada Gold Mines as described above. Income for Cortez for the same prior year period represents Barrick’s 100% share of the Cortez operations. In addition to this impact, Cortez’s income was lower than the same prior year period due to a decrease in sales volume, and higher cost of sales per ounce2 partially offset by the higher realized gold price1.

Gold production for the three month period ended September 30, 2019 was 61% lower compared to the prior quarter due to the reduction in Barrick’s interest in Cortez from 100% in the same prior year period to 61.5% in the current period. In addition to this impact, gold production was lower compared to the same prior year period due to lower grades processed as mining from the high grade CHOP was completed in the second quarter of 2019. This was partially offset by higher leach pad production. Leach production has increased as mining and placement of ore from Crossroads has ramped up and more tonnes are placed under solution.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2019 were 32% and 67% higher respectively than the same prior year period, due to lower grades processed as mining from CHOP was completed in the second quarter of 2019 combined with increased royalty costs and more tonnes hauled. Royalties have increased as production shifts from CHOP to Crossroads, which carries a higher royalty rate. In relation to cost of sales per ounce2 this impact was partially offset by lower depreciation. CHOP has higher depreciation on a per ounce basis relative to other ore mined at Cortez, and therefore, depreciation per ounce has decreased with the completion of mining at CHOP. For the three month period ended September 30, 2019, all-in sustaining costs per ounce1 increased by 74% compared to the same prior year period, due to higher total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2019 decreased by 46% from the same prior year period due to the reduction in Barrick’s interest in Cortez from 100% in the same prior year period to 61.5% in the current quarter. In addition to this impact, lower project capital expenditures was due to the ramp down in the Rangefront Declines, Deep South, and Crossroads dewatering projects partially offset by higher Crossroads pre-production stripping.

YTD Q3 2019 compared to YTD Q3 2018

Cortez’s income for the nine month period ended September 30, 2019 reflects the formation of Nevada Gold Mines as described above. Income for Cortez for the same prior year period represents Barrick’s 100% share of the Cortez operations. In addition to this impact, Cortez’s income was impacted by a decrease in sales volume and higher cost of sales per ounce2 partially offset by the higher realized gold price1.

Gold production for the nine month period ended September 30, 2019 was 26% lower compared to the same prior year period, primarily due to the reduction in Barrick’s interest in Cortez from July 1, 2019 combined with lower grades mined and processed from CHOP as mining was completed in the second quarter of 2019. This was partially offset by increased ore processed at the Carlin Roasters, higher leach production, and a reduction of gold in circuit. In the second quarter of 2018, the Goldstrike roaster had a planned 21 day maintenance event impacting production. Leach production has increased as mining and placement from Crossroads has ramped up and additional tonnes placed under solution. The lower gold in circuit balances were also related to the completion of mining at CHOP as the high grade CHOP ore in circuit was drawn down by the end of the second quarter.

Cost of sales per ounce2 for the nine month period ended September 30, 2019 was 11% higher than the same prior year period, due to higher total cash costs per ounce1 partially offset by lower depreciation per ounce. CHOP has higher depreciation on a per ounce basis relative to other ore mined at Cortez, and therefore, depreciation per ounce has decreased with the completion of mining at CHOP. Total cash costs per ounce1 was 37% higher than the same prior year period, due to lower grades as mining from CHOP was completed in the second quarter of 2019 combined with increased royalty costs and more tonnes hauled. Royalties have increased as production shifts from CHOP to Crossroads, which carries a higher royalty rate. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 increased by 34% compared to the same prior year period, due to higher total cash costs1.

Capital expenditures for the nine month period ended September 30, 2019 were 17% lower than the same prior year period due to the reduction in Barrick’s interest in Cortez from 100% to 61.5% from July 1, 2019. In addition to this, the lower project capital expenditures was due to the ramp down in the Rangefront Declines, Deep South, and Crossroads dewatering projects, partially offset by higher Crossroads stripping.

BARRICK THIRD QUARTER 2019	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Carlin (61.5% basis)a, Nevada USA

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Total tonnes mined (000s)	11,584	12,138	(5)%	12,698	(9)%	35,704	48,043	(26)%

Open pit ore	1,627	394	313%	1,832	(11)%	2,941	2,782	6%

Open pit waste	9,145	11,286	(19)%	10,445	(12)%	31,012	44,091	(30)%

Underground	812	458	77%	421	93%	1,751	1,170	50%

Average grade (grams/tonne)

Open pit mined	1.44	1.43	1%	4.13	(65)%	0.75	3.63	(79)%

Underground mined	8.61	9.32	(8)%	9.19	(6)%	8.93	9.11	(2)%

Processed	3.33	4.26	(22)%	4.66	(29)%	3.87	4.07	(5)%

Ore tonnes processed (000s)	3,188	1,961	63%	1,975	61%	7,311	5,915	24%

Oxide mill	663	n/a	n/a	n/a	n/a	663	n/a	n/a

Roasters	980	772	27%	869	13%	2,636	2,457	7%

Autoclave	810	1,189	(32)%	1,106	(27)%	3,277	n/a	n/a

Heap leach	735	n/a	n/a	n/a	n/a	735	3,458	n/a

Recovery rate	76%	71%	7%	74%	3%	75%	74%	1%

Roasters	87%	86%	2%	90%	(3)%	86%	88%	(3)%

Autoclave	63%	50%	25%	43%	46%	60%	53%	13%

Gold produced (000s oz)	278	181	54%	219	27%	692	574	21%

Oxide mill	14	n/a	n/a	n/a	n/a	14	n/a	n/a

Roasters	213	124	72%	176	21%	489	410	19%

Autoclave	38	57	(33)%	43	(12)%	176	164	7%

Heap leach	13	n/a	n/a	n/a	n/a	13	n/a	n/a

Gold sold (000s oz)	272	181	50%	242	12%	692	591	17%
Revenue ($ millions)	401	235	71%	294	36%	947	759	25%

Cost of sales ($ millions)	274	203	35%	250	9%	703	647	9%

Income ($ millions)	121	33	265%	42	187%	237	104	127%

EBITDA ($ millions)[b]	183	86	112%	115	59%	418	292	43%

EBITDA margin[c]	46%	37%	24%	39%	16%	44%	38%	15%

Capital expenditures ($ millions)[d]	56	54	4%	31	78%	160	147	9%

Minesite sustaining[d]	56	54	4%	31	78%	160	147	9%

Project[d]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	1,007	1,116	(10)%	1,047	(4)%	1,015	1,098	(8)%

Total cash costs ($/oz)[b]	775	769	1%	738	5%	738	775	(5)%

All-in sustaining costs ($/oz)[b]	1,014	1,088	(7)%	892	14%	992	1,046	(5)%

All-in costs ($/oz)[b]	1,014	1,088	(7)%	892	14%	992	1,046	(5)%
a.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter. As a result of this transaction, there is now a higher proportion of open pit ore mined and consequently the average grade processed is lower which also aligns with the inclusion of a heap leach facility contributed by Newmont Goldcorp.

Safety and Environment

Five LTIs were recorded during the quarter (Goldstrike and Carlin) with an LTIFR of 2.05 per million hours worked versus 2.43 the previous quarter (Goldstrike only). Site leadership teams continue to focus their field engagements to reduce the occurrence of injuries that result from pinch-points and slips, trips and falls. As a result, Carlin achieved zero LTI for the month of September. No major environmental incidents occurred during the quarter.

BARRICK THIRD QUARTER 2019	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Q3 2019 compared to Q2 2019

Carlin’s income for the third quarter of 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from Newmont Goldcorp’s former Carlin operations and the Goldstrike operations following the formation of Nevada Gold Mines on July 1, 2019. Income for Carlin for the prior quarter represents Barrick’s 100% interest in the Goldstrike operations prior to the formation of Nevada Gold Mines. Consequently, this was the primary driver of the 265% increase in Carlin’s income compared to the second quarter of 2019.

Gold production in the third quarter of 2019 was 54% higher compared to the prior quarter, primarily due to the inclusion of Newmont Goldcorp’s former Carlin operations from July 1, 2019, partially offset by the reduction in Barrick’s interest in Goldstrike from 100% in the prior quarter to 61.5% from July 1, 2019.

Cost of sales per ounce2 in the third quarter of 2019 was 10% lower than the prior quarter mainly due to lower depreciation on a per ounce sold basis. Total cash costs per ounce1 were in line with the prior quarter as the higher tonnes processed across the combined operations more than compensated for the lower average grade. In the third quarter of 2019, all-in sustaining costs per ounce1 decreased by 7% compared to the prior quarter primarily due to lower minesite sustaining capital expenditures on a per ounce sold basis.

Capital expenditures in the third quarter of 2019 increased by 4% compared to the prior quarter due to higher sustaining capital expenditures, primarily due to the inclusion of Newmont Goldcorp’s former Carlin operations from July 1, 2019 partially offset by the reduction in Barrick’s interest in Goldstrike from 100% in the prior quarter to 61.5% from July 1, 2019.

Q3 2019 compared to Q3 2018

Carlin’s income for the three month period ended September 30, 2019 was 187% higher than the same prior year period primarily due to an increase in gold sales volume and the higher realized gold price1.

Gold production for the three month period ended September 30, 2019 was 27% higher compared to the same prior year period, primarily due to the inclusion of Newmont Goldcorp’s former Carlin operations from July 1, 2019, partially offset by the reduction in Barrick’s interest in Goldstrike from 100% in the prior year period to 61.5% in the current period.

Cost of sales per ounce2 for the three month period ended September 30, 2019 was in line with the same prior year period. Total cash costs per ounce1 for the current period was 5% higher than the same prior year period mainly due to the change to an overall lower grade ore processed, partially offset by the higher volumes processed through the combination of Newmont Goldcorp’s former Carlin operations and Goldstrike. For the three month period ended September 30, 2019, all-in sustaining costs per ounce1 increased by 14% compared to the same prior year period primarily due to the higher total cash costs per ounce1 and higher minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2019 increased by 78% mainly due to an increase in minesite sustaining capital expenditures. Higher minesite sustaining capital expenditure was driven by the inclusion of Newmont Goldcorp’s former Carlin operations in the current period as well as an increase in underground development associated with the Ren deposit.

YTD Q3 2019 compared to YTD Q3 2018

Carlin’s income for the nine month period ended September 30, 2019 was 127% higher than the same prior year period primarily due to an increase in gold sales volume, a decrease in cost of sales per ounce2 and the higher realized gold price1.

Gold production for the nine month period ended September 30, 2019 was 21% higher compared to the same prior year period, primarily due to the inclusion of Newmont Goldcorp’s former Carlin operations. This was partially offset by the reduction in Barrick’s interest in Goldstrike from 100% to 61.5% from July 1, 2019 and higher production in the first six months of the current period as a scheduled roaster maintenance shutdown occurred in the first six months of the prior year period.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2019 were 8% and 5% lower, respectively, than the same prior year period mainly due to the impact of increased production related to the higher volumes processed through the combination of Newmont Goldcorp’s former Carlin operations and Goldstrike operations partially offset by the change to an overall lower grade ore processed. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 decreased by 5% compared to the same prior year period primarily due to the impact of lower total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2019 increased by 9% from the same prior year period due to higher minesite sustaining capital expenditures. Higher minesite sustaining capital expenditures are attributed to the inclusion of Newmont Goldcorp’s former Carlin operations, partially offset by the reduction in Barrick’s interest in Goldstrike from 100% to 61.5% from July 1, 2019. Offsetting this impact, minesite sustaining capital was lower in the first six months of the current period relative to the prior year period as a result of lower capitalized stripping from the fourth northwest layback at Betze-Post, partially offset by increased underground development for capital drilling.

BARRICK THIRD QUARTER 2019	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

Turquoise Ridge (61.5%)a, Nevada USA

Summary of Operating and Financial Data		For the three months ended				For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Total tonnes mined (000s)	4,811	180	2,573%	167	2,781%	5,182	489	960%

Open pit ore	732	n/a	n/a	n/a	n/a	732	n/a	n/a

Open pit waste	3,892	n/a	n/a	n/a	n/a	3,892	n/a	n/a

Underground	187	180	4%	167	12%	558	489	14%

Average grade (grams/tonne)

Open pit mined	1.01	n/a	n/a	n/a	n/a	1.01	n/a	n/a

Underground mined	13.28	14.28	(7)%	14.31	(7)%	14.57	14.69	(1)%

Processed	3.78	15.25	(75)%	14.84	(75)%	6.61	14.42	(54)%

Ore tonnes processed (000s)	950	162	486%	179	431%	1,267	448	183%

Oxide Mill	107	n/a	n/a	n/a	n/a	107	n/a	n/a

Autoclave	506	162	212%	179	183%	823	448	84%

Heap leach	337	n/a	n/a	n/a	n/a	337	n/a	n/a

Recovery rate	89%	91%	(2)%	93%	(4)%	90%	93%	(3)%

Oxide Mill	87%	n/a	n/a	n/a	n/a	87%	n/a	n/a

Autoclave	89%	91%	(2)%	93%	(4)%	91%	93%	(2)%

Gold produced (000s oz)	82	65	26%	79	4%	224	194	15%

Oxide Mill	5	n/a	n/a	n/a	n/a	5	n/a	n/a

Autoclave	74	65	14%	79	(6)%	216	194	11%

Heap leach	3	n/a	n/a	n/a	n/a	3	n/a	n/a

Gold sold (000s oz)	96	85	13%	75	28%	257	196	31%
Revenue ($ millions)	142	110	29%	90	58%	352	249	41%

Cost of sales ($ millions)	103	57	81%	60	72%	205	152	35%

Income ($ millions)	38	53	(28)%	30	27%	145	97	49%

EBITDA ($ millions)[b]	81	62	30%	37	118%	203	118	72%

EBITDA margin[c]	57%	56%	1%	41%	38%	58%	47%	21%

Capital expenditures ($ millions)[d]	26	19	36%	15	72%	61	42	45%

Minesite sustaining[d]	18	7	155%	3	494%	32	13	145%

Project[d]	8	12	(33)%	12	(33)%	29	29	0%

Cost of sales ($/oz)	1,077	665	62%	805	34%	797	777	3%

Total cash costs ($/oz)[b]	622	569	9%	711	(13)%	570	671	(15)%

All-in sustaining costs ($/oz)[b]	840	667	26%	757	11%	710	743	(4)%

All-in costs ($/oz)[b]	927	806	15%	920	1%	825	891	(7)%
a.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

Safety and Environment

There was one LTI during the quarter (Turquoise Ridge and Twin Creeks) which resulted in an LTIFR of 1.41 per million hours worked versus zero the previous quarter (Turquoise Ridge only). No major environmental incidents occurred during the quarter.

BARRICK THIRD QUARTER 2019	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Results

Q3 2019 compared to Q2 2019

Turquoise Ridge’s income for the third quarter of 2019 reflects our 61.5% interest in Nevada Gold Mines and is inclusive of income from the Twin Creeks operations following the formation of Nevada Gold Mines on July 1, 2019. Income for Turquoise Ridge for the prior quarter represents Barrick’s 75% share of the Turquoise Ridge operations. In addition to this impact, the Turquoise Ridge assets have been restated to fair market value as a consequence of the transaction which results in a higher depreciation charge from July 1, 2019. This was the primary driver of the lower income in the current quarter relative to the prior quarter. Partially offsetting this impact was higher sales volume and the higher realized gold price1.

Gold production in the third quarter of 2019 was 26% higher than the prior quarter, primarily due to the inclusion of Twin Creeks partially offset by the reduction in Barrick’s interest in Turquoise Ridge from 75% in the prior quarter to 61.5% from July 1, 2019.

Cost of sales per ounce2 in the third quarter of 2019 was 62% higher than the prior quarter primarily reflecting higher depreciation charges resulting from restatement of assets to fair value on the formation of Nevada Gold Mines as described above. Total cash costs per ounce1 was 9% higher than the prior quarter resulting from the inclusion of lower grade open pit ore from Twin Creeks, partially offset by the lower costs of mining and processing on a per tonne basis as the formation of Nevada Gold Mines has transformed the business from an underground mining operation to an integrated mine site with an open pit and processing facilities. All-in sustaining costs per ounce1 increased by 26% compared to the prior quarter primarily reflecting higher total cash costs per ounce1 and higher minesite sustaining capital expenditure.

Capital expenditures in the third quarter of 2019 increased by 36% compared to the prior quarter due to higher minesite sustaining capital expenditure which was driven by the inclusion of Twin Creeks from July 1, 2019.

Q3 2019 compared to Q3 2018

Turquoise Ridge’s income for the three month period ended September 30, 2019 reflects the formation of Nevada Gold Mines and the higher depreciation charge resulting from the restatement of the Turquoise Ridge assets to fair market value as described above. Notwithstanding this impact, Turquoise Ridge’s income in the current quarter was higher than the prior quarter due to higher sales volume and the higher realized gold price1, partially offset by higher cost of sales per ounce2.

Gold production for the three month period ended September 30, 2019 was 4% higher compared to the same prior year period, primarily due to the inclusion of Twin Creeks partially offset by the reduction in Barrick’s interest in Turquoise Ridge from 75% in the prior quarter to 61.5% from July 1, 2019.

Cost of sales per ounce2 for the three month period ended September 30, 2019 was 34% higher than the same prior year period reflecting the higher depreciation charges following the restatement to fair value as described above. For the three month period ended September 30, 2019, total cash costs per ounce1 decreased by 13% compared to the same prior year period primarily due to lower costs of mining and processing on a per tonne basis partially offset by the lower grade Twin Creeks open pit ore. All-in sustaining costs per ounce1 increased by 11% reflecting higher minesite sustaining capital expenditure partially offset by lower total cash costs per ounce1.

Capital expenditures for the three month period ended September 30, 2019, increased by 72% compared to the same prior year period mainly due to an increase in minesite sustaining capital expenditures. Higher minesite sustaining capital expenditure was driven by the inclusion of Twin Creeks in the current period.

YTD Q3 2019 compared to YTD Q3 2018

Turquoise Ridge’s income for the nine month period ended September 30, 2019 was 49% higher than the same prior year period primarily due to higher sales volume and higher realized gold prices1 offset by higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2019 was 15% higher compared to the same prior year period, primarily due to the inclusion of Twin Creeks partially offset by the reduction in Barrick’s interest in Turquoise Ridge from 75% to 61.5% from July 1, 2019 and higher production in the first six months of the current period relative to the first six months of the prior year period.

Cost of sales per ounce2 for the nine month period ended September 30, 2019 was 3% higher than the same prior year period primarily due to the higher depreciation charge from July 1, 2019 following the restatement to fair value as described above. For the nine month period ended September 30, 2019, total cash costs per ounce1 decreased by 15% compared to the same prior year period primarily due to lower costs of mining and processing on a per tonne basis from the inclusion of Twin Creeks partially offset by the lower grade Twin Creeks open pit ore from July 1, 2019. In addition, production was higher for the first six months of the year relative to the prior period due to higher ore tonnes mined at better grades. All-in sustaining costs per ounce1 decreased by 4% compared to the same prior year period primarily reflecting lower total cash costs per ounce1 offset by higher minesite sustaining capital expenditure.

Capital expenditures for the nine month period ended September 30, 2019 increased by 45% compared to the same prior year period mainly due to higher minesite sustaining capital expenditure and to a lesser extent, higher project capital expenditure. Higher minesite sustaining capital expenditure relates to the inclusion of Twin Creeks from July 1, 2019 and higher underground development and equipment replacements in the first six months. Higher project capital expenditure is attributed to a ramp up in construction activities for the third shaft.

BARRICK THIRD QUARTER 2019	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Nevada Gold Mines

Summary of Operating and Financial Data						For the three months ended
	9/30/19					6/30/19
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)[c]	25	2,186	1,010	1,622	9

Long Canyon (61.5%)[c]	24	1,170	353	714	6

a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.
c.	These sites were acquired as a result of the formation of Nevada Gold Mines on July 1, 2019.

Phoenix

Gold production for Phoenix in the third quarter of 2019 reflects our 61.5% interest in Nevada Gold Mines following the formation of Nevada Gold Mines on July 1, 2019. Cost of sales per ounce2 was $2,186 per ounce which is inclusive of the additional depreciation expense resulting from the restatement of the Phoenix assets to fair market value as a consequence of the transaction. All-in sustaining costs1 in the third quarter of 2019 was $1,622 per ounce which was impacted by lower copper by-product credits related to the timing of copper concentrate sales at the end of the second quarter.

Long Canyon

Gold production for Long Canyon in the third quarter of 2019 reflects our 61.5% interest in Nevada Gold Mines following the formation of Nevada Gold Mines on July 1, 2019. Cost of sales per ounce2 was $1,170 per ounce which is inclusive of the additional depreciation expense resulting from the restatement of the Long Canyon assets to fair market value as a consequence of the transaction. All-in sustaining costs1 in the third quarter of 2019 was $714 per ounce due to strong performance.

BARRICK THIRD QUARTER 2019	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo (60% basis)a, Dominican Republic

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Open pit tonnes mined (000s)	5,817	6,116	(5)%	6,243	(7)%	19,003	17,875	6%

Open pit ore	1,767	1,496	18%	2,958	(40)%	5,002	5,868	(15)%

Open pit waste	4,050	4,620	(12)%	3,285	23%	14,001	12,007	17%

Average grade (grams/tonne)

Open pit mined	2.98	2.74	9%	3.09	(4)%	2.66	2.74	(3)%

Processed	4.05	3.56	14%	4.60	(12)%	3.79	3.98	(5)%

Autoclave ore tonnes processed (000s)	1,182	1,212	(2)%	1,185	0%	3,700	3,628	2%

Recovery rate	90%	90%	0%	86%	4%	89%	89%	0%

Gold produced (000s oz)	139	124	12%	151	(8)%	411	415	(1)%

Gold sold (000s oz)	136	132	3%	147	(7)%	410	420	(2)%
Revenue ($ millions)	213	192	11%	193	10%	603	589	2%

Cost of sales ($ millions)	109	114	(4)%	117	(7)%	321	325	(1)%

Income ($ millions)	104	75	39%	74	41%	277	256	8%

EBITDA ($ millions)[b]	133	104	28%	103	29%	363	337	8%

EBITDA margin[c]	62%	54%	15%	53%	17%	60%	57%	5%

Capital expenditures ($ millions)[d]	16	18	(11)%	23	(30)%	50	66	(25)%

Minesite sustaining[d]	16	18	(11)%	23	(30)%	50	66	(25)%

Project[d]	0	0	0%	0	0%	0	0	0%

Cost of sales ($/oz)	807	852	(5)%	803	0%	783	775	1%

Total cash costs ($/oz)[b]	504	557	(10)%	517	(3)%	492	481	2%

All-in sustaining costs ($/oz)[b]	631	702	(10)%	688	(8)%	623	648	(4)%

All-in costs ($/oz)[b]	636	724	(12)%	688	(8)%	632	648	(2)%
a.	Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

Safety and Environment

There were no LTIs at Pueblo Viejo during the quarter which resulted in an LTIFR of zero per million hours worked versus 0.39 the previous quarter. No major environmental incidents were reported during the quarter.

Financial Results

Q3 2019 compared to Q2 2019

Pueblo Viejo’s income for the third quarter of 2019 was 39% higher than the second quarter of 2019, due to higher sales volume, higher realized gold prices1 and lower cost of sales per ounce2.

Gold production for the third quarter of 2019 was 12% higher than the prior quarter mainly due to higher head grade as a result of mining in higher grade ore zones in the Cumba and Moore pits. This was partially offset by slightly lower throughput. We expect production to increase in the fourth quarter of 2019 as a result of higher throughput, head grade and recovery, with no major shutdowns and maintenance scheduled in the last quarter of 2019.

Cost of sales per ounce2 and total cash costs per ounce1 for the third quarter of 2019 were 5% and 10% lower, respectively, than the prior quarter primarily reflecting the impact of higher sales volume that was driven by the increase in grade and production. For the third quarter of 2019, all-in sustaining costs per ounce1 decreased by 10% mainly reflecting lower total cash costs per ounce1 and lower minesite sustaining capital expenditures.

Capital expenditures for the third quarter of 2019 decreased by 11% compared to the prior quarter, primarily due to lower capitalized stripping costs as a result of higher ore tonnes mined.

Q3 2019 compared to Q3 2018

Pueblo Viejo’s income for the three month period ended September 30, 2019 was 41% higher than the same prior year period, primarily due to higher realized gold prices1 partially offset by lower sales volumes.

Gold production for the three month period ended September 30, 2019 was 8% lower than the same prior year period, due to lower head grades as mining was focused on developing the Monte Negro and Cumba pits in the current period, whereas in the same prior year period, mining was primarily focused on the higher grade Moore pit. This was partially offset by higher recoveries.

Cost of sales per ounce2 was in line with the same prior year period as the impact of lower gold sold was offset by lower labor, contractor and maintenance costs due to the scheduled total plant shutdown which occurred in the same prior year period, whereas in the current year, the total plant shutdown occurred in the second quarter. Total cash costs per ounce1

BARRICK THIRD QUARTER 2019	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

for the three month period ended September 30, 2019 was 3% lower than the same prior year period primarily due to the timing of the total plant shutdown as explained above. For the three month period ended September 30, 2019, all-in sustaining costs per ounce1 decreased by 8% compared to the same prior year period reflecting lower total cash costs per ounce1, and lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2019 decreased by 30% compared to the same prior year period, primarily due to lower capitalized stripping costs resulting from lower waste tonnes mined in the Moore pit, as the current focus is on stripping in the Monte Negro and Cumba pits. This was combined with lower minesite sustaining capital expenditures driven by timing in project execution.

YTD Q3 2019 compared to YTD Q3 2018

Pueblo Viejo’s income for the nine month period ended September 30, 2019 was 8% higher than the same prior year period, primarily due to higher realized gold prices1 partially offset by lower sales volumes and higher cost of sales per ounce2.

Gold production for the nine month period ended September 30, 2019 was 1% lower than the same prior year period primarily due to lower head grades as mining was focused on developing the Monte Negro and Cumba pits in the current period, whereas in the same prior year period, mining was primarily focused on the higher grade Moore pit. This was largely offset by higher throughput.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2019 were 1% and 2% higher, respectively, than the same prior year period mainly due to the impact of lower sales volume and lower silver by-product credits, partially offset by higher excess power generated by our power plant and sold to third parties. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 decreased by 4% compared to the same prior year period, primarily reflecting lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2019 decreased by 25% compared to the same prior year period, primarily due to lower capitalized stripping costs driven by lower tonnes mined in the Moore pit this year as the current focus is on stripping in the Monte Negro and Cumba pits.

BARRICK THIRD QUARTER 2019	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Loulo-Gounkoto (80% basis)a, Mali

Summary of Operating and Financial Data	For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/19	9/30/18[b]	% Change
Total tonnes mined (000s)	8,115	8,048	1%	24,942	23,487	6%

Open pit ore	286	818	(65)%	1,646	2,413	(32)%

Open pit waste	7,244	6,673	9%	21,617	19,430	11%

Underground	585	557	5%	1,679	1,644	2%

Average grade (grams/tonne)

Open pit mined	4.06	4.58	(11)%	4.27	2.80	53%

Underground mined	5.09	3.96	29%	4.51	5.03	(10)%

Processed	5.14	4.74	8%	4.69	4.05	16%

Ore tonnes processed (000s)	1,013	1,034	(2)%	3,059	3,105	(1)%

Recovery rate	92%	93%	(1)%	93%	93%	0%

Gold produced (000s oz)	153	147	4%	428	375	14%

Gold sold (000s oz)	155	148	5%	431	381	13%
Revenue ($ millions)	230	194	18%	592

Cost of sales ($ millions)	159	158	1%	452

Income ($ millions)	64	32	100%	125

EBITDA ($ millions)[c]	125	102	22%	303

EBITDA margin[d]	54%	53%	3%	51%

Capital expenditures ($ millions)	49	31	57%	98

Minesite sustaining	49	29	69%	96

Project	0	2	0%	2

Cost of sales ($/oz)	1,018	1,072	(5)%	1,047

Total cash costs ($/oz)[c]	630	598	5%	635

All-in sustaining costs ($/oz)[c]	966	811	19%	875

All-in costs ($/oz)[c]	971	821	18%	880
a.

Barrick owns 80% of Société des Mines de Loulo SA and Société des Mines de Gounkoto with the Republic of Mali owning 20%. Loulo-Gounkoto is accounted for as a subsidiary with a 20% non-controlling interest on the basis that Barrick controls the asset. The results in the table and the discussion that follows are based on our 80% share inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

No LTIs were recorded during the quarter with an LTIFR of zero per million hours worked versus two the previous quarter. No major environmental incidents occurred during the quarter.

Financial Results

Q3 2019 compared to Q2 2019

Loulo-Gounkoto’s income for the third quarter of 2019 was 100% higher than the second quarter of 2019, primarily due to higher gold sales volume and higher realized gold prices1.

Gold production for the third quarter of 2019 was 4% higher than the prior quarter mainly due to higher underground grade from Yalea, partially offset by lower recovery and slightly lower throughput.

Cost of sales per ounce2 for the third quarter of 2019 was 5% lower than the prior quarter primarily due to lower depreciation. Total cash costs per ounce1 was 5% higher than the prior quarter mainly due to the impact of higher mining expenditures related to increased underground maintenance and processing costs. For the third quarter of 2019, all-in sustaining costs1 increased by 19% compared to the prior quarter reflecting the higher total cash costs per ounce1 in addition to higher minesite sustaining capital expenditures.

Capital expenditures for the third quarter of 2019 increased by 57% compared to the prior quarter, primarily due to increased capitalized stripping at Gounkoto, underground development at Gara and Yalea and minesite sustaining capital.

YTD Q3 2019

Loulo-Gounkoto’s income for the nine month period ended September 30, 2019 was $125 million.

Gold production in the nine month period ended September 30, 2019 was 14% higher compared to the same prior year period, primarily due to the higher feed grade processed from Yalea and the Gounkoto South pit.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ended September 30, 2019 were $1,047 and $635 per ounce, respectively. Cost of sales per ounce3 and total cash costs per ounce1 were positively impacted primarily by the higher feed grade to the mill. For the nine month period ended September 30, 2019, all-in sustaining costs1 were $875 per ounce.

Capital expenditures in the nine month period ended September 30, 2019 was $98 million, consisting of underground development and drilling in Gara and Yalea, and minesite sustaining capital.

BARRICK THIRD QUARTER 2019	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

Kibali (45% basis)a, Democratic Republic of Congo

Summary of Operating and Financial Data	For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/19	9/30/18[b]	% Change
Total tonnes mined (000s)	3,077	2,938	5%	9,177	11,126	(18)%

Open pit ore	269	426	(37)%	1,347	1,494	(10)%

Open pit waste	2,330	2,126	10%	6,534	8,407	(22)%

Underground	478	386	24%	1,296	1,225	6%

Average grade (grams/tonne)

Open pit mined	2.26	2.44	(7)%	2.35	2.40	(2)%

Underground mined	5.17	5.27	(2)%	5.27	4.98	6%

Processed	3.74	3.88	(4)%	3.84	3.40	13%

Ore tonnes processed (000s)	852	850	0%	2,542	3,084	(18)%

Recovery rate	88%	89%	(1)%	89%	88%	1%

Gold produced (000s oz)	91	95	(4)%	279	269	4%

Gold sold (000s oz)	89	95	(6)%	274	272	1%
Revenue ($ millions)	133	125	6%	375

Cost of sales ($ millions)	107	82	30%	297

Income ($ millions)	25	43	(42)%	78

EBITDA ($ millions)[c]	82	74	11%	222

EBITDA margin[d]	62%	59%	3%	59%

Capital expenditures ($ millions)	14	10	40%	34

Minesite sustaining	13	10	30%	32

Project	1	0	0%	2

Cost of sales ($/oz)	1,187	868	37%	1,081

Total cash costs ($/oz)[c]	554	540	3%	555

All-in sustaining costs ($/oz)[c]	703	651	8%	678

All-in costs ($/oz)[c]	717	655	9%	685
a.

Barrick owns 45% of Kibali Goldmines SA (Kibali) with the Democratic Republic of Congo (“DRC”) and our joint venture partner, AngloGold Ashanti, owning 10% and 45%, respectively. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali inclusive of the impact of the purchase price allocation resulting from the Merger.

b.

These results did not form a part of the Barrick consolidated results as this site was acquired as a result of the Merger. As a result, operational statistics are presented for reference purposes only.

c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

d.	Represents EBITDA divided by revenue.

Safety and Environment

Kibali sustained one LTI during the quarter which resulted in an LTIFR of 0.29 per million hours worked, an increase from zero of the previous quarter. No major environmental incidents occurred during the quarter.

Financial Results

Q3 2019 compared to Q2 2019

Kibali’s income for the third quarter of 2019 was 42% lower than the second quarter of 2019, primarily due to higher cost of sales per ounce2 and lower sales volumes, partially offset by higher realized gold prices1.

Gold production for the third quarter of 2019 was 4% lower than the prior quarter as a result of lower feed grade processed, in order to assist with restoring stockpiles after the drawdown in the second quarter resulting from the winder failure. This impact was partially offset by slightly increased throughput and a stable plant recovery performance.

Cost of sales per ounce2 for the third quarter of 2019 was 37% higher than the prior quarter primarily due to a second quarter adjustment which lowered depreciation expense relating to the purchase price allocation fair value increment. Total cash costs per ounce1 was 3% higher than the prior quarter due to the lower grade processed partially offset by lower power costs as a result of improved hydro power generation and savings on reagents.

For the third quarter of 2019, all-in sustaining costs per ounce1 increased by 8% compared to the prior quarter, reflecting higher total cash costs per ounce1, as well as increased minesite sustaining capital expenditures, when compared with the previous period.

Capital expenditures for the third quarter of 2019 increased by 40% due to higher expenditure incurred on mobile fleet rebuilds, increased expenditure on processing projects and higher levels of capitalized stripping.

YTD Q3 2019

Kibali’s income for the nine month period ended September 30, 2019 was $78 million.

Gold production in the nine month period ended September 30, 2019 was 4% higher compared to the same prior year period, primarily due to increased feed grade in the current period as a result of blending more higher grade

BARRICK THIRD QUARTER 2019	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

underground material in line with the mine plan. This impact was partially offset by lower throughput.

Cost of sales per ounce2 and total cash costs per ounce1 in the nine month period ended September 30, 2019 were $1,081 and $555 per ounce, respectively. Cost of sales was higher as a result of the depreciation charge relating to the purchase price allocation fair value increment. Although total cash costs per ounce1 were impacted by higher operating expenditures in the first quarter of the year, cost performance has improved during the remainder of the year. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 were $678 per ounce.

Capital expenditures in the nine month period ended September 30, 2019 was $34 million, consisting of underground mining development, underground hauling equipment, capitalized stripping, capitalized drilling and rebuilds of mobile equipment.

BARRICK THIRD QUARTER 2019	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero (50% basis)a, Argentina

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Open pit tonnes mined (000s)	9,449	8,184	15%	7,924	19%	26,481	27,268	(3)%

Open pit ore	3,909	3,712	5%	3,491	12%	11,220	11,312	(1)%

Open pit waste	5,540	4,472	24%	4,433	25%	15,261	15,956	(4)%

Average grade (grams/tonne)

Open pit mined	0.68	0.63	8%	0.68	0%	0.67	0.84	(20)%

Processed	0.74	0.75	(1)%	0.74	0%	0.75	0.90	(17)%

Heap leach ore tonnes processed (000s)	3,463	2,828	22%	3,165	9%	9,707	10,016	(3)%

Gold produced (000s oz)	58	75	(23)%	49	18%	203	201	1%

Gold sold (000s oz)	59	74	(20)%	50	18%	201	206	(2)%
Revenue ($ millions)	89	100	(11)%	59	51%	280	271	3%

Cost of sales ($ millions)	72	88	(18)%	55	31%	241	212	14%

Income ($ millions)	14	12	17%	6	133%	36	58	(38)%

EBITDA ($ millions)[b]	39	43	(9)%	30	30%	122	147	(17)%

EBITDA margin[c]	44%	43%	2%	51%	(14)%	44%	54%	(20)%

Capital expenditures ($ millions)[d]	19	19	0%	20	(5)%	78	84	(7)%

Minesite sustaining[d]	19	19	0%	20	(5)%	63	84	(25)%

Project[d]	0	0	0%	0	0%	15	0	100%

Cost of sales ($/oz)	1,243	1,186	5%	1,083	15%	1,206	1,027	17%

Total cash costs ($/oz)[b]	773	746	4%	581	33%	742	560	33%

All-in sustaining costs ($/oz)[b]	1,142	1,046	9%	995	15%	1,093	980	12%

All-in costs ($/oz)[b]	1,142	1,046	9%	995	15%	1,169	980	19%
a.

Barrick owns 50% of Veladero with our joint venture partner, Shandong Gold, owning the remaining 50%. Veladero is proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table and the discussion that follows are based on our 50% interest in Veladero inclusive of the impact of remeasurement of our interest in Veladero following the disposal of a 50% interest on June 30, 2017.

b.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Represents EBITDA divided by revenue.
d.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

Safety and Environment

Veladero continues to deliver a high standard of safety with no LTIs recorded during the quarter resulting in a LTIFR of zero per million hours worked versus 0.52 the previous quarter. No major environmental incidents occurred during the quarter.

Minera Andina del Sol SRL, the joint venture company that operates the Veladero mine, is the subject of various regulatory proceedings related to operational incidents occurring in March 2017, September 2016 and September 2015. Refer to note 17 to the Financial Statements for more information regarding these and related matters.

Financial Results

Q3 2019 compared to Q2 2019

Veladero’s income for the third quarter of 2019 was 17% higher than the second quarter of 2019 primarily due to higher realized gold prices1, partially offset by lower sales volume and higher cost of sales per ounce2.

Gold production in the third quarter of 2019 was 23% lower than the prior quarter, impacted by the lower recovery rates experienced during the winter months. The recovery rate in the prior quarter also saw the immediate benefit of initiatives targeting improved recoveries on material stacked in prior periods in order to reduce pad inventories.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2019 increased by 5% and 4% respectively, mainly due to the impact of lower sales volume, lower by-product credits and higher export taxes resulting from higher realized gold prices1. This was partially offset by lower direct mining costs mainly due to the devaluation of the Argentine peso and cost saving initiatives. In the third quarter of 2019, all-in sustaining costs per ounce1 increased by 9% compared to the prior quarter due to the increased total cash costs per ounce1 and higher minesite sustaining capital expenditures on a per ounce sold basis.

Capital expenditures in the third quarter of 2019 were in line with the prior quarter.

Q3 2019 compared to Q3 2018

Veladero’s income for the three month period ended September 30, 2019 was 133% higher than the same prior year period primarily due to higher gold sales volumes and higher realized gold prices1, partially offset by higher cost of sales per ounce2.

BARRICK THIRD QUARTER 2019	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Gold production for the three month period ended September 30, 2019 was 18% higher than the same prior year period, primarily due to higher tonnes processed and improvements in recoveries.

Cost of sales per ounce2 and total cash costs per ounce1 for the three month period ended September 30, 2019 were 15% and 33% higher respectively, than the same prior year period, primarily due to the export tax announced in September 2018 by the Argentine government, partially offset by the impact of higher gold sales volumes. For the three month period ended September 30, 2019, all-in sustaining costs per ounce1 increased by 15% compared to the same prior year period, mainly attributed to higher total cash costs per ounce1, slightly offset by lower minesite sustaining capital expenditures.

Capital expenditures for the three month period ended September 30, 2019 decreased by 5% compared to the same prior year period due to lower capitalized stripping, partially offset by an increase in spending on the phase 6 expansion of the Valley Leach Facility.

YTD Q3 2019 compared to YTD Q3 2018

Veladero’s income for the nine month period ended September 30, 2019 was 38% lower than the same prior year period primarily due to higher cost of sales per ounce2 and a decrease in gold sales volume, partially offset by higher realized gold prices1.

Gold production for the nine month period ended September 30, 2019 was 1% higher than the same prior year period, primarily due to lower grades, partially offset by higher recoveries.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2019 were 17% and 33% higher, respectively, than the same prior year period, primarily due to the impact of the export tax announced in September 2018 by the Argentine government. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 increased by 12% compared to the same prior year period, mainly attributed to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures.

Capital expenditures for the nine month period ended September 30, 2019 decreased by 7% compared to the same prior year period as a result of lower capitalized stripping, partially offset by an increase in spending on the phase 6 expansion of the Valley Leach Facility.

On September 1, 2019, the Argentine government issued Decree 609/2019 announcing currency restrictions in Argentina (the “Decree”). Subsequently, the Argentine Central Bank issued Communication “A” 6770 complementing the Decree. As a result, export proceeds were required to be converted into Argentine pesos within 5 days, which was later extended to 180 days. Dividend distributions and payments to foreign suppliers now require specific authorizations from the Central Bank. These currency restrictions, which became effective immediately, have had limited impact on operations to date and are set to expire on December 31, 2019.

BARRICK THIRD QUARTER 2019	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

Tanzania (63.9% basis)a, Africa

Summary of Operating and Financial Data			For the three months ended			For the nine months ended
	9/30/19	6/30/19	% Change	9/30/18	% Change	9/30/19	9/30/18	% Change
Total tonnes mined (000s)	1,784	2,709	(34)%	2,822	(37)%	6,928	8,052	(14)%

Open pit ore	668	812	(18)%	565	18%	2,163	1,400	55%

Open pit waste	973	1,728	(44)%	2,128	(54)%	4,283	6,286	(32)%

Underground	143	169	(15)%	129	11%	482	366	32%

Average grade (grams/tonne)

Open pit mined	1.89	2.19	(13)%	1.98	(4)%	1.99	1.96	1%

Underground mined	4.97	9.27	(46)%	7.40	(33)%	7.15	7.80	(8)%

Processed[b]	1.54	2.25	(32)%	2.10	(27)%	1.84	2.00	(8)%

Ore tonnes processed (000s)	1,275	1,582	(19)%	1,516	(16)%	4,342	4,437	(2)%

Recovery rate	84%	89%	(6)%	87%	(4)%	86%	87%	(1)%

Mining	91%	93%	(2)%	92%	(1)%	92%	92%	0%

Reprocessed tailings	49%	50%	(2)%	53%	(7)%	50%	54%	(7)%

Gold produced (000s oz)	53	101	(48)%	87	(39)%	221	250	(12)%

Gold sold (000s oz)	59	92	(36)%	87	(32)%	218	247	(12)%
Revenue ($ millions)	89	121	(26)%	106	(16%)	298	319	(7)%

Cost of sales ($ millions)	63	84	(25)%	72	(13)%	222	218	2%

Income ($ millions)	0	24	(100)%	22	(100)%	23	89	(74)%

EBITDA ($ millions)[c]	16	46	(65)%	35	(54)%	78	131	(40)%

EBITDA margin[d]	18%	38%	(53)%	33%	(46)%	26%	41%	(36)%

Capital expenditures ($ millions)[e]	10	10	0%	15	(33)%	29	47	(39)%

Minesite sustaining[e]	8	7	14%	12	(33)%	22	41	(45)%

Project[e]	2	3	(33)%	3	(33)%	7	6	16%

Cost of sales ($/oz)	1,057	920	15%	842	26%	1,017	884	15%

Total cash costs ($/oz)[c]	788	659	20%	670	18%	760	690	10%

All-in sustaining costs ($/oz)[c]	947	792	20%	880	8%	875	922	(5)%

All-in costs ($/oz)[c]	977	817	20%	911	7%	905	946	(4)%
a.

Formerly known as Acacia Mining plc and now called Barrick TZ Limited. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 to the Financial Statements for more information. This information was previously disclosed on a 100% basis.

b.	Includes tailings retreatment.
c.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

d.	Represents EBITDA divided by revenue.
e.

Presented on a cash basis as a result of adopting IFRS 16 Leases starting in the first quarter of 2019. Capital expenditures for the three and nine months ended September 30, 2018 are presented on an accrued basis. Please refer to page 30 of this MD&A for more details.

On September 17, 2019, Barrick acquired all of the shares of Acacia that it did not own. Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. Refer to note 4 to the Financial Statements for more information.

Financial Results

Q3 2019 compared to Q2 2019

Tanzania’s income for the third quarter of 2019 was $24 million lower than the second quarter of 2019, mainly attributed to lower sales volume, higher cost of sales per ounce2, and severance costs for legacy Acacia employees and advisory costs incurred by Acacia prior to the acquisition of the non-controlling interest by Barrick. These impacts were partially offset by the higher realized gold price1.

In the third quarter of 2019, gold production was 48% lower than the prior quarter primarily due to the Prohibition Notice at North Mara which resulted in the closure of the North Mara tailings storage facility (“TSF”) and shut down of the processing plant from July 20, 2019. On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Cost of sales per ounce2 and total cash costs per ounce1 in the third quarter of 2019 were 15% and 20% higher, respectively, than the prior quarter primarily reflecting the lower production base at North Mara, partially offset by lower direct mining costs as a result of reduced activity. All-in sustaining costs per ounce1 in the third quarter of 2019 was 20% higher than the prior quarter mainly due to higher total cash costs1 and higher minesite sustaining capital expenditures.

Capital expenditures in the third quarter of 2019 were in line with the second quarter of 2019, mainly attributed to higher

BARRICK THIRD QUARTER 2019	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

capitalized underground development costs as a result of a focus on underground waste development at North Mara following the plant closure, offset by lower capitalized drilling costs at North Mara.

Q3 2019 compared to Q3 2018

Tanzania’s income for the three month period ended September 30, 2019 was $22 million lower than the same prior year period, mainly due to lower sales volume, higher cost of sales per ounce3, severance costs for legacy Acacia employees and advisory costs incurred by Acacia prior to the acquisition of the non-controlling interest by Barrick. These impacts were partially offset by the higher realized gold price1.

For the three month period ended September 30, 2019, gold production was 39% lower than the same prior year period primarily due to the Prohibition Notice at North Mara as discussed above, combined with lower production at Buzwagi as the prior year included higher grade ore mined from the final cut of the open pit compared to processing only lower grade stockpiles in the current year.

Cost of sales per ounce2 and total cash costs per ounce1 in the three month period ended September 30, 2019 were 26% and 18% higher, respectively, than the same prior year period primarily reflecting the impact of lower production, combined with higher direct mining costs as a result of lower capitalized stripping costs, partially offset by lower sales related costs due to the impact of lower sales. All-in sustaining costs per ounce1 in the third quarter of 2019 was 8% higher than the same prior year period mainly due to higher total cash costs1, partially offset by lower minesite sustaining capital expenditures.

For the three month period ended September 30, 2019, capital expenditures decreased by 33% compared to the same prior year period primarily due to lower capitalized stripping as a result of mining moving into the main ore zone at the Nyabirama open pit at North Mara.

YTD Q3 2019 compared to YTD Q3 2018

Tanzania’s income for the nine month period ended September 30, 2019 was 74% lower than the same prior year period primarily due to lower sales volumes, higher cost of sales per ounce2, severance costs for legacy Acacia employees and advisory costs incurred by Acacia prior to the acquisition of the non-controlling interest by Barrick. These impacts were partially offset by the higher realized gold price1.

Gold production for the nine month period ended September 30, 2019 was 12% lower than the same prior year period, primarily due to lower production at Buzwagi as the mine was fully transitioned to a lower grade stockpile processing operation, and lower production at North Mara due to the Prohibition Notice occurring in the third quarter of 2019, the consequences of a fall of ground in the Gokona underground mine and an excavator breakdown in the Nyabirama open pit which affected the first quarter of 2019.

Cost of sales per ounce2 and total cash costs per ounce1 for the nine month period ended September 30, 2019 were 15% and 10% higher, respectively, than the same prior year period, primarily due to the impact of lower production and lower capitalized stripping costs at North Mara. For the nine month period ended September 30, 2019, all-in sustaining costs per ounce1 decreased by 5% compared to the same prior year period, mainly attributed to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Capital expenditures for the nine month period ended September 30, 2019 decreased by 39% compared to the same prior year period mainly due to lower minesite sustaining capital expenditures. This is a result of lower capitalized stripping costs at North Mara and reduced operations at Bulyanhulu and Buzwagi.

Concentrate Export Ban and Related Disputes with the Government of Tanzania

On March 3, 2017, the GoT announced a general ban on the export of metallic mineral concentrates (the “Ban”) following a directive made by the President to promote the creation of a domestic smelting industry. Following the directive, Acacia ceased all exports of its gold/copper concentrate (“concentrate”) including containers previously approved for export prior to the Ban which are located in Dar es Salaam.

During the second quarter of 2017, the GoT initiated investigations which resulted in allegations of historical undeclared revenue and unpaid taxes by Acacia and its predecessor companies. Acacia subsequently received adjusted assessments for the tax years 2000-2017 from the Tanzania Revenue Authority for a total amount of approximately $190 billion for alleged unpaid taxes, interest and penalties. In addition, following the end of the third quarter of 2017, Acacia was served with notices of conflicting adjusted corporate income tax and withholding tax assessments for tax years 2005 to 2011 with respect to Acacia’s former Tulawaka joint venture, and demands for payment, for a total amount of approximately $3 billion. Acacia disputed these assessments through arbitration and the Tanzanian tax appeals process, respectively.

In addition to the Ban, new and amended legislation was passed in Tanzania in early July 2017, including various amendments to the 2010 Mining Act and a new Finance Act. The amendments to the 2010 Mining Act increased the royalty rate applicable to metallic minerals such as gold, copper and silver to 6% (from 4%), and the new Finance Act imposes a 1% clearing fee on the value of all minerals exported from Tanzania from July 1, 2017. In January 2018, new Mining Regulations were announced by the GoT introducing, among other things, local content requirements, export regulations and mineral rights regulations, the scope and effect of which remain under review. Barrick continues to monitor the impact of all new legislation in light of Acacia’s Mineral Development Agreements with the GoT.

On October 19, 2017, Barrick announced that it had agreed with the GoT on a proposed framework for a new partnership between Acacia and the GoT. Acacia did not participate directly in these discussions as the GoT had informed Barrick that it wished to continue dialogue solely with Barrick. Barrick and the GoT also agreed to form a working group that would focus on the resolution of outstanding tax claims against Acacia. Key terms of the proposed framework announced by Barrick and the GoT included (i) the creation of a new Tanzanian company to provide management services to Acacia’s Bulyanhulu, Buzwagi and North Mara mines and all future operations in the country with key officers located in

BARRICK THIRD QUARTER 2019	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Tanzania and Tanzanian representation on the board of directors; (ii) maximization of local employment of Tanzanians and procurement of goods and services within Tanzania; (iii) economic benefits from Bulyanhulu, Buzwagi and North Mara to be shared on a 50/50 basis, with the GoT’s share delivered in the form of royalties, taxes and a 16% free carry interest in Acacia’s Tanzanian operations; and (iv) in support of the working group’s ongoing efforts to resolve outstanding tax claims, Acacia would make a payment of $300 million to the GoT, staged over time, on terms to be settled by the working group. Barrick and the Government of Tanzania also reviewed the conditions for the lifting of the Ban.

On February 20, 2019, Barrick announced that it had arrived at a proposal with the GoT that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia Mining plc that Barrick does not already own (see “Key Business Developments - Acacia Mining plc”), with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT. As part of the stay, the hearings scheduled to begin in July 2019 were postponed. The parties to the arbitration have committed to providing the arbitration tribunal with an update on the status of the settlement discussions by December 30, 2019.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia Mining plc that the Company did not already own pursuant to the Scheme. Acacia Mining plc ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization.

The terms of the agreement include the payment of $300 million to settle all outstanding tax and other disputes; the lifting of the Ban; the sharing of future economic benefits from the Bulyanhulu, Buzwagi and North Mara mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration.

In conjunction with the finalization of the agreement, a new operating company called Twiga has been formed to manage the Bulyanhulu, Buzwagi and North Mara mines. The GoT will receive a free carried shareholding of 16% in each of the mines and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga. An annual true-up mechanism will be included to maintain the 50/50 split.

Refer to note 17 to the Financial Statements for more information regarding these matters.

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine TSF. In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued the Prohibition Notice to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Refer to note 17 to the Financial Statements for more information regarding this matter.

BARRICK THIRD QUARTER 2019	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	9/30/19					6/30/19
	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	Cost of sales ($/oz)	Total cash costs ($/oz)[a]	All-in sustaining costs ($/oz)[a]	Capital Expend- itures[b]
Kalgoorlie (50%)	58	1,037	856	1,170	15	57	1,038	846	1,204	16

Tongon (89.7%)	62	1,396	793	869	4	61	1,562	750	802	2

Porgera (47.5%)	75	1,024	868	1,053	14	61	1,032	893	1,112	12

Hemlo	49	1,083	953	1,280	15	55	953	822	1,015	9

Lagunas Norte	33	1,661	1,327	1,422	0	39	952	732	998	4

Golden Sunlight[c]						6	2,336	2,037	2,434	1

Morila (40%)[c]						6	2,585	1,446	1,449	0
a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.
c.

With the end of mining at Golden Sunlight and Morila in the second quarter as expected, we have ceased to include the immaterial residual ounces in our production or non-GAAP cost metrics for these operations.

Kalgoorlie (50% basis), Australia

Gold production in the third quarter of 2019 for Kalgoorlie was 2% higher compared to the prior quarter, primarily due to higher grade and recovery, offset by lower throughput. Cost of sales per ounce2 in the third quarter of 2019 was in line with the prior quarter, consistent with production. In the third quarter of 2019, all-in sustaining costs per ounce1 decreased by 3% compared to the prior quarter primarily due to lower minesite sustaining capital expenditures, partially offset by higher total cash costs per ounce1.

Newmont Goldcorp (the operator) has advised that as a result of the exclusion zones put in place to safely manage the east and west walls of the pit, 2019 production will be impacted by 40 thousand attributable ounces. As such, it is unlikely that Kalgoorlie will be able to meet its production guidance for 2019. As previously reported, we are continuing with a sales process for our 50 percent stake in the Kalgoorlie operations in Australia which we expect to advance in the fourth quarter of 2019.

Tongon (89.7% basis), Côte d’Ivoire

Gold production for Tongon in the third quarter of 2019 was in line with the prior quarter. Cost of sales per ounce2 in the third quarter of 2019 was 11% lower than the prior quarter as a result of lower depreciation charges, partially offset by higher operating costs. Increased total cash costs per ounce1 were primarily driven by higher plant engineering and maintenance costs as well as community project expenditure being higher in the quarter, but in line with plan. All-in sustaining costs per ounce1 in the third quarter of 2019 increased by 8%, mainly due to the increase in total cash costs per ounce1.

Porgera (47.5% basis), Papua New Guinea

Gold production for Porgera in the third quarter of 2019 was 23% higher compared to the second quarter of 2019, primarily due to higher throughput in the current quarter. The prior quarter was impacted by interruptions to the mine’s power supply. Cost of sales per ounce2 in the third quarter of 2019 was in line with the prior quarter. All-in sustaining costs per ounce1 decreased by 5% compared to the prior quarter, primarily due to the impact of higher production, partially offset by increased power costs and higher minesite sustaining capital expenditures due to several large equipment purchases.

Porgera’s current Special Mining Lease terminated on August 16, 2019. The company has been working constructively with the PNG government to negotiate a 20-year extension. On August 2, 2019, the National Court of Papua New Guinea ruled that the provisions of the country’s 1992 Mining Act applied to the Porgera gold mine, thus allowing it to continue operating while the application to extend its Special Mining Lease is being considered. The Company expects to reach an agreement with the government and does not expect interruptions to the operation while these discussions are ongoing.

Hemlo, Ontario, Canada

Hemlo’s gold production in the third quarter of 2019 was 11% lower than the prior quarter due to lower mill throughput, partially offset by higher grade. Cost of sales per ounce2 in the third quarter of 2019 was 14% higher than the prior quarter primarily due to the higher direct mining costs and lower production. In the third quarter of 2019, all-in sustaining costs per ounce1 increased by 26% compared to the prior quarter due to higher royalties resulting from mine sequencing, combined with higher minesite sustaining capital expenditures.

Lagunas Norte, Peru

Gold production for Lagunas Norte in the third quarter of 2019 was 15% lower compared to the prior quarter, primarily due to mine depletion as a result of the decision to transition the site to care and maintenance at the end of the third quarter of 2019. Cost of sales per ounce2 was 74% higher than the prior quarter mainly due to an $11 million inventory obsolescence provision recorded during the quarter related to the transition to care and maintenance, partially offset by lower direct mining costs as a result of the reduction in operating activities. In the third quarter of 2019, all-in sustaining costs per ounce1 increased by 42% compared to the prior quarter, primarily due to higher total cash costs per ounce1, partially offset by lower minesite sustaining capital expenditures. As previously mentioned, as Lagunas Norte has transitioned to care and maintenance at the end of the third quarter of 2019, we will cease to include production or non-GAAP cost metrics for this operation going forward.

BARRICK THIRD QUARTER 2019	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	9/30/19					6/30/19
	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]	Copper production (millions of pounds)	Cost of sales ($/lb)	C1 cash costs ($/lb)[a]	All-in sustaining costs ($/lb)[a]	Capital Expend- itures[b]
Lumwana	65	2.04	1.83	3.66	37	49	2.07	1.70	2.78	40

Zaldívar (50%)	32	2.18	1.55	1.91	11	32	2.32	1.61	1.85	7

Jabal Sayid (50%)	15	1.63	1.42	1.65	4	16	1.45	1.22	1.31	1
a.

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

b.	Includes both minesite sustaining and project capital expenditures.

Lumwana, Zambia

Copper production for Lumwana in the third quarter of 2019 was 33% higher than the prior quarter as record throughput levels, higher feed grade and a strong plant performance all contributed to deliver higher production. Increased processed tonnes and grade in comparison with the prior quarter came as a result of higher plant availabilities, as plant maintenance issues on the main conveyor which hampered production in the second quarter were addressed, allowing the plant feed to be more closely aligned to plan. In spite of a strong quarter on production, sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of the mine’s concentrate. The refurbishment is expected to be completed by the end of this year. We continue to evaluate alternative smelter opportunities during this maintenance period. Cost of sales per pound2 in the third quarter of 2019 was 1% lower than the prior quarter primarily due to lower depreciation charges outweighing increased concentrate marketing costs. In the third quarter of 2019, all-in sustaining costs per pound1 were higher than the prior quarter, mainly as a result in of decreased copper pounds sold in the period.

Zaldívar (50% basis), Chile

Copper production for Zaldívar in the third quarter of 2019 was in line with the prior quarter on lower throughput, grades and recoveries offset by increased production from secondary leaching. Cost of sales per pound2 in the third quarter of 2019 was 6% lower than the prior quarter primarily due to a build up in leach pad inventories with increased residence time for heap leach ore. All-in sustaining costs per pound1 increased by 4% compared to the prior quarter primarily due to the impact of higher capitalized stripping and sustaining capital expenditures.

Jabal Sayid (50% basis), Saudi Arabia

Jabal Sayid’s copper production in the third quarter of 2019 was 6% lower compared to the prior quarter. The reduction from the prior period was primarily due to a decrease in the feed grade in line with the mine plan. Cost of sales per pound2 in the third quarter of 2019 was 12% higher than the prior quarter, primarily due to the impact of processing lower grade material, which resulted in decreased production volumes. All-in sustaining costs per pound1 in the third quarter of 2019 increased by 26% when compared to the prior quarter as a result of higher unit cash costs1, decreased production volumes and increased mining capital expenditure, in line with the plan.

BARRICK THIRD QUARTER 2019	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

Growth Project Updates

Cortez Deep South, Nevada, USA6

Under the current Life of Mine plan, the Deep South project starts to contribute to Cortez production from 2020, ramping up to between approximately 150-250koz (100% basis) from 2022 to 2031 at an estimated average cost of sales of $650 per ounce, and all-in sustaining cost1 of $580 per ounce. The draft Environmental Impact Statement for the project was published in late October 2018, and the Record of Decision was received in September 2019. Deep South will utilize infrastructure which has already been approved under current plans to expand mining in the Lower Zone of the Cortez underground mine, including the new Rangefront twin declines, and other underground infrastructure already in use and under construction. As of September 30, 2019, we have spent a total of $33 million on this project (100% basis). As this project has been handed over to operations, it will no longer be separately reported on in this section of the MD&A.

Goldrush Complex, Nevada, USA

At Goldrush, we submitted a Plan of Operations to the Bureau of Land Management in September 2019 to commence permitting for the project. Significant resource growth is expected at Fourmile and a small portion of the mineralization that is contiguous to Goldrush has also been included in this submission. The anticipated approval timeline is approximately two years.

The 2019 Goldrush infill and edge drilling program was completed in October 2019 as planned and will be included into a block model update expected at the end of October. Geotechnical work continues to progress well with the expected deliverable of the mining rock mass model on track for the end of November 2019.

A preliminary conceptual design for the paste plant has been completed and environmental and strength testing continues on the samples provided. Negotiations have commenced to secure power supply for the start-up and life of mine operations. The Nevada Energy power system impact study is ongoing and will be completed by the end of 2019.

Construction of the twin exploration declines at Goldrush has accelerated and we are now consistently achieving and exceeding contractual development rates. These declines will provide access to the ore body, allowing for further drilling, and the potential conversion of existing resources to reserves. The exploration declines can be converted to production declines in the future, subject to permitting. Overall progress stands at 46% and an updated decline completion date will be released together with results for the fourth quarter of 2019. As at September 30, 2019, we have spent $109 million (including $24 million in the third quarter of 2019) on the Goldrush project inclusive of the exploration declines (100% basis). The current capital estimate for the Goldrush project is approximately $1.0 billion (100% basis), subject to the completion of the updated Goldrush feasibility study. We continue to expect updated mine and feed schedules by the third quarter of 2020 and the final Goldrush feasibility study to be completed in the first quarter of 2021.

Turquoise Ridge Third Shaft, Nevada, USA7

Construction of the third shaft at Turquoise Ridge, which has a hoisting capacity of 5,500 tonnes per day, continues to advance according to schedule and within budget, with efforts in 2019 focused on surface civil works and shaft sinking. Major progress for the quarter focused around the hoist house and the head frame in preparation for sinking activities. Hoist house erection is substantially complete with only architectural finishes, final plumbing and HVAC completion remaining. The commissioning of the production hoist and Mary Anne hoist was completed without issues. Head frame erection is substantially complete and preparation for sinking rope installation is underway. All sinking equipment is on site and ready for commissioning in the fourth quarter of 2019. To date, we have spent $109 million (including $12.5 million in the third quarter of 2019) out of an estimated capital cost of approximately $300-$327 million (100% basis).

Pueblo Viejo Plant Expansion Study, Dominican Republic8

Studies and pilot project work are supportive of a plant expansion at the Pueblo Viejo mine that could significantly increase throughput, allowing the mine to maintain average annual gold production of approximately 800,000 ounces after 2022 (100% basis). Recent comminution trade-off studies now see the potential Pueblo Viejo Plant Expansion Study flowsheet incorporate an upgrade of the existing primary crusher with a new feed tunnel (from the current coarse ore stockpile) delivering to a new single stage semi-autogenous grinding (SAG) mill. This potential alternative flowsheet would replace the previously proposed new primary and secondary crushing circuit installations, a new fine ore stockpile and an additional ball mill for the comminution circuit.

Another potential oxidation alternative to the previously proposed ultrafine grinding and tank oxidation circuit is being advanced. This option involves an upgrade of the existing autoclaves to “flash” “(vaporize)” additional cooling water as the means of dissipating the extra heat from the higher sulphide feed to the pressure oxidation “(POX)” circuit. This involves additional high-pressure cooling water pumps and recycle flash capability using additional slurry pumping capacity.

These comminution and oxidation alternatives are being progressed since they provide opportunity for lower capital and operating costs. A new flotation circuit prior to oxidation remains as previously proposed as does an additional 2,000 tpd oxygen plant.

Significant progress has been made in respect of the engineering of the above mentioned flowsheet during the third quarter. Block flow diagrams, process design criteria, process descriptions, process flow diagrams, process and instrumentation drawings have been generated. Quantitative risk assessments “(HAZOP)” were also conducted during the quarter. Data sheets are being prepared and sent to vendors for a competitive bidding process. The program remains on track for the plant expansion prefeasibility study to be completed by the end of the fourth quarter of 2019 as well as a fatal flaw analysis for additional tailings capacity.

A parallel program is proceeding in line with Pueblo Viejo’s environmental responsibility, where baseline studies, including hydrological evaluations are well advanced for ultimate inclusion into a comprehensive plant expansion Environmental Impact Study, also scheduled for completion by the end of fourth quarter of 2019. Environmental Impact Studies will continue into 2020 for additional tailings storage.

BARRICK THIRD QUARTER 2019	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration

Nevada Gold Mines LLC, Nevada, USA

Following the formation of Nevada Gold Mines LLC at the start of the quarter, exploration plans have been reviewed and refocused on opportunities within the newly consolidated land holdings. At Carlin, which now encompasses the former Goldstrike property plus the extensive Carlin footprint, and Turquoise Ridge, which consolidates the former Turquoise Ridge and Twin Creeks, data integration and consolidated geologic modeling is in progress. Multiple opportunities in addition to those planned at the start of the year have been identified and actions taken to accelerate the best projects. One of these opportunities is a 20 square kilometer portion of Little Boulder Basin. The project area falls between two Tier One4 deposits, Goldstrike and Leeville, and has only two legacy drill holes testing favorable host rocks. Both holes intersected mineralization well above the typical underground mining cutoff grade. Drilling has commenced and will initially focus on building the geology framework to drive future targeting efforts. Other exploration priorities include expanding Leeville, testing the down dip extension of high-grade breccia bodies along the Post-Genesis Fault, and delineating new targets around Gold Quarry and in the Rain district. Data compilation and geologic modeling will be the focus for the fourth quarter of 2019 ahead of ramp up of drilling programs during the first quarter of 2020. Leveraging experience and expertise coming from the success of Fourmile to advance similar opportunities across all the major mining districts is an important aspect of the exploration strategy.

At Turquoise Ridge, drill results received during the quarter have largely been better than expected. Drilling continues on a number of focused target areas, including along the FED/BPE corridor, which if positive would extend mineralization 150 meters down plunge. Integration of data and personnel following the formation of Nevada Gold Mines has been swift and will provide opportunity for construction of a cohesive geologic model for focused targeting in the future.

Fourmile, Nevada, USA5

At Fourmile, which has the potential to be contributed to Nevada Gold Mines if certain targets are met, drilling in the third quarter fully transitioned to focus on expanding the geologic framework and exploring for mineralization in a large and sparsely drilled area to the north and west of Fourmile. An early result from this wider spaced drill campaign was reported as a new discovery in September. The discovery hole (FM19-11DW14) located one kilometer north of Fourmile, intersected a thick zone of brecciated favorable host rock with three mineralized intervals including 10.7 meters at 24.8 g/t, 4.6 meters at 49.4 g/t and 6.1 meters at 21.2 g/t. Follow up drilling is in progress. Targeting continues to be supported by on-going detailed geologic mapping and sampling activities.

All results from tighter spaced drilling around the Fourmile resource area were received by the end of the quarter and include another best hole on the project to date highlighted by 25.6 meters at 80.9 g/t and 29.0 meters at 54.6 g/t. These resource growth focused results are expected to be included in the year-end reserve and resource estimate. Anticipated resource additions will be reported with year end results. Mineralization remains open in several directions, especially in the vicinity of the intersection of two important ore controlling faults: 1) Anna, a steeply west dipping and breccia localizing fault zone; and 2) Sadler, a moderately west dipping fault with reverse displacement and associated fault propagated folds. This intersection occurs to the west and below the majority of drilling completed to date, and is in the location of some of the best intercepts at Fourmile. Drilling to target this important structural intersection will resume in the first quarter of 2020.

During the third quarter of 2019, seventeen diamond drill holes totaling 16,250 meters were completed. The strike extent of mineralization at Fourmile has expanded to 1.3 kilometers and the southern gap between Fourmile and Goldrush has been closed after intersecting significant mineralization in several nominally 100 to 200 meter spaced drill holes. The exploration program is advancing with four diamond drill holes in progress.

Hemlo, Ontario, Canada

Drilling successfully confirmed down plunge extensions to the C Zone, validating our recently improved geology model. The C-Zone represents most of the current resources and underground mill feed at Hemlo. Additional extension opportunities have been identified and these will be validated by drilling commencing in early 2020.

Pueblo Viejo, Dominican Republic

Systematic re-logging of hundreds of holes totaling 225,000 meters covering the entire property and development of a new 3D geology model was completed during the third quarter of 2019. This is the first integrated geology, alteration and structural model completed since 2009 and will form the basis of a revised and improved block model and resource estimate in support of expansion plans at Pueblo Viejo. This renewed understanding on the controls to mineralization generated targets, and drill testing has commenced. At Mejita, a new concept for controls to high grade mineralization is being tested, which if validated could expose a high-grade corridor southward to an open area that has recorded elevated gold in soils.

Del Carmen, Argentina

At Del Carmen, results of the prior quarter’s drilling on the Rojo Grande prospect have been incorporated into a new geological model which is being used to constrain updated mineral inventory estimates. Mineralization at Rojo Grande is at or near surface and could provide a source of early ore for potential development scenarios at Alturas. These newly defined high-grade controls to mineralization are also being applied to the entire Alturas-Del Carmen project area, which has identified four prospective targets for drill testing this field season.

Veladero, Argentina5

At Veladero, over 150,000 meters has been re-logged to date as part of a holistic effort to update the geological model, focused on delineating controls to high grade mineralization. Drilling in the Cuatro Esquinas area returned higher grades than modeled (DDH-946B, 288 meters at 1.23 g/t, including 86 meters at 3.12g/t), pointing to exploration upside and potential life of mine extensions. An updated block model constrained by the new geological model will be generated in the fourth quarter of 2019. At the district level, two brownfield targets have been delineated for drill testing this upcoming summer, whilst three other areas of interest have been

BARRICK THIRD QUARTER 2019	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

identified for follow up activities such as mapping, sampling and geophysics.

Lagunas Norte, Peru

At Lagunas Norte, we are continuing to validate the resource model despite putting the asset on care and maintenance. The geology model for refractory sulphide mineralization (“PMR”) was revised based on re-logging from three main areas, which is forming the basis of an updated resource estimate. Additional drilling may be warranted to validate the model and upside potential. The focus is currently oriented towards identifying extensions of the new mineralization controls defined in the different sectors of the deposit. In the Dafne sector, the continuity of the controls modeled remain untested for more than 300 meters southward of section 3050mN. Additionally, surface work suggests potential for sulphide mineralization in the La Antena area, located immediately south of the open pit. Both targets will be drill tested in the fourth quarter of 2019.

Pascua-Lama, Argentina/Chile

At Pascua-Lama, an improved 3D geology model was completed, which is the first model update in over 15 years. This has resulted in an improved understanding on the controls to mineralization which is being used to constrain a new block model. Drilling to validate the updated model is contemplated for this coming summer.

Bambadji, Senegal

At Bambadji in Senegal, results from auger drilling beneath transported material confirmed two separate multi-kilometer anomalous structures which are largely untested. These structures form part of a recognized regional trend in gold mineralization in the district and will be the focus of follow up work.

Loulo-Gounkoto, Mali9

At Yalea, strong drill results continue to confirm that high grade mineralization is open to the south of the Transfer Zone target which will be tested with step out holes in the fourth quarter of 2019. At Loulo 3 South, drill results confirmed continuous mineralization with grades increasing at depth, highlighting the potential for additional economic mineralization along the Yalea structure. At Gounkoto, infill drilling has confirmed the continuity of high-grade mineralization as part of the underground feasibility study, whilst identifying a smaller high-grade shoot at depth in the south of the deposit. Outside the main deposit, auger drilling at Gounkoto South has more accurately traced out the surface expression of the main mineralized structures ahead of follow up work in coming quarters. Elsewhere in Mali, generative work is in progress in the Kenieba-Kedougou Inlier and in Mali South with ground consolidation underway.

Tongon, Côte d’Ivoire

At Nielle, optimisation work was completed on exploration targets along the Badenou trend confirming the potential at extending the Tongon mine life by up to half a year at the current production rate. Remaining drill gaps along that trend will be tested while a re-assessment of the full Nielle portfolio has identified five untested priority targets for follow up.

Boundiali, Côte d’Ivoire

Exploration work will now refocus on the Syama Corridor in the west of the permit. The Sissedougou permit decree was received this quarter, allowing for the start of sub-surface work in the fourth quarter of 2019 while stream sediment sampling in south eastern Côte d’Ivoire has progressed slowly as a result of continued social and community issues.

Kibali, Democratic Republic of Congo10

At Kibali, drilling in the Gorumbwa-Sessenge gap confirmed multiple narrow and low-grade lodes. Further infill drilling is in progress as the area has the potential to merge the separate pits around Durba Hill. At both Pakaka and Ikamva, drilling 300m down plunge from the base of the resource pit-shells intersected mineralization with narrow high-grade zones within wide altered intersections. If results are positive, further infill drilling will be considered to confirm the underground potential. Diamond drilling at Oere in the third quarter has confirmed mineralization is proximal to the same fault that controls the Kalimva deposit along strike to the north. Conceptual drilling is planned to test the observed increase in grade down dip while further testing will continue along strike over the remaining parts of the target in the fourth quarter.

Jabal Sayid, Kingdom of Saudi Arabia

At Jabal Sayid, a review of the geological model for the two main lodes has taken place as a precursor for more detailed remodeling and further investigation. A preliminary revision of the lithostratigraphy, structural settings and metal zonation of lode 4 and lode 2 has highlighted eight near mine targets to be investigated further in the fourth quarter.

BARRICK THIRD QUARTER 2019	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Gold

000s oz sold[a]	1,318	1,372	1,204	4,055	3,312

000s oz produced[a]	1,306	1,353	1,149	4,026	3,265

Market price ($/oz)	1,472	1,309	1,213	1,364	1,282

Realized price ($/oz)[b]	1,476	1,317	1,216	1,365	1,284

Revenue	2,585	1,937	1,661	6,428	4,866

Copper

millions lbs sold[a]	65	96	114	264	273

millions lbs produced[a]	112	97	106	315	274

Market price ($/lb)	2.63	2.77	2.77	2.74	3.01

Realized price ($/lb)[b]	2.55	2.62	2.76	2.78	2.92

Revenue	45	103	145	311	368

Other sales	48	23	31	95	105

Total revenue	2,678	2,063	1,837	6,834	5,339
a.

Includes our equity share of gold ounces from Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo and copper pounds from Zaldívar and Jabal Sayid. Also includes our equity share of gold ounces from Loulo-Gounkoto, Tongon, Kibali and Morila commencing January 1, 2019, the effective date of the Merger. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

b.

Realized price is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

Q3 2019 compared to Q2 2019

In the third quarter of 2019, gold revenues increased by 33% compared to the second quarter of 2019 primarily due to the impact of the production from Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included in revenue at 100%. Excluding the impact of the formation of Nevada Gold Mines, gold revenues increased by 4% primarily due to higher realized gold prices1, partially offset by lower gold sales volume. The average market price for the three month period ended September 30, 2019 was $1,472 per ounce versus $1,309 per ounce for the prior quarter. During the third quarter of 2019, the gold price ranged from $1,382 per ounce to $1,557 per ounce, a six-year high, and closed the quarter at $1,485 per ounce. Gold prices in the quarter were influenced by fluctuations in US Treasury rates and changes in expectations for US benchmark interest rates; movements in the US dollar; economic concerns as a result of global trade disputes; and net purchases from investors and the official sector.

In the third quarter of 2019, gold production on an attributable basis was 47 thousand ounces lower than the prior quarter. Excluding the impact of the formation of Nevada Gold Mines, gold production in the third quarter of 2019 decreased by 128 thousand ounces, or 9%, compared to the prior quarter, primarily due to lower grade and decreased ore processed at Cortez as mining from CHOP was completed in the second quarter of 2019 and the Prohibition Notice at North Mara in Tanzania.

Copper revenues in the third quarter of 2019 decreased by 56% compared to the prior quarter, primarily due to lower copper sales volume and lower realized copper prices1. The average market price in the third quarter of 2019 was $2.63 per pound versus $2.77 per pound in the prior quarter. Realized copper price1 in both the third quarter and the prior quarter was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded. During the third quarter of 2019, the copper price ranged from $2.50 per pound to $2.80 per pound and closed the quarter at $2.60 per pound. Copper prices in the third quarter were negatively influenced by concerns regarding global trade disputes, a weakening Chinese yuan, and slowing economic growth in China.

Attributable copper production in the third quarter of 2019 increased by 15 million pounds compared to the prior quarter, primarily due to higher grade and increased throughput at Lumwana. In spite of a strong quarter on production, sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment is expected to be completed by the end of this year. We continue to evaluate alternative options for selling our concentrate during this maintenance period.

BARRICK THIRD QUARTER 2019	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, gold revenues increased by 56% compared to the same prior year period primarily due to the impact of production from sites acquired as part of the Merger and from Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included in revenue at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold revenues decreased by 2%, mainly due to lower gold sales volumes, partially offset by higher realized gold prices1. The average market price for the three month period ended September 30, 2019 was $1,472 per ounce versus $1,213 per ounce for the same prior year period.

For the three month period ended September 30, 2019, attributable gold production was 157 thousand ounces higher than the same prior year period. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold production for the three month period ended September 30, 2019 decreased by 236 thousand ounces, or 21%, compared to the same prior year period. Lower gold production for the three month period is mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019, and the Prohibition Notice at North Mara.

Copper revenues for the three month period ended September 30, 2019 decreased by 69% compared to the same prior year period. Lower copper revenues for the three month period was primarily due to lower copper sales volumes and lower realized copper prices1. In the third quarter of 2019, the realized copper price1 was lower than the market copper price as a result of the impact of negative provisional pricing adjustments recorded in the third quarter of 2019, whereas the realized copper price1 was in line with the market copper price in the same prior year period.

Attributable copper production for the three month period ended September 30, 2019, increased by 6 million pounds compared to the same prior year period, as a result of incremental increases at all sites. Copper sales during the third quarter of 2019 were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment is expected to be completed by the end of this year. We continue to evaluate alternative options for selling our concentrate during this maintenance period.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, gold revenues increased 32% compared to the same prior year period primarily due to the impact of production from sites acquired as part of the Merger and from Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included in revenue at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold revenues were broadly in line with the same prior year period, as a decrease in gold sales volumes was largely offset by an increase in realized gold prices1. The average market price for the nine month period ended September 30, 2019 was $1,364 per ounce versus $1,282 per ounce for the same prior year period.

For the nine month period ended September 30, 2019, attributable gold production was 761 thousand ounces higher than the same prior year period. Excluding the impact of the Merger and the formation of Nevada Gold Mines, gold production for the nine month period ended September 30, 2019 decreased by 227 thousand ounces, mainly due to lower grades mined and processed at Cortez as mining from CHOP was completed in the second quarter of 2019, and lower production at Lagunas Norte as it enters care and maintenance.

Copper revenues for the nine month period ended September 30, 2019 decreased by 15% compared to the same prior year period. Lower copper revenues for the nine month period was primarily due to lower realized copper prices1, combined with lower copper sales volumes. Copper sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. For the nine month period ended September 30, 2019, the realized copper price1 was higher than the market copper price as a result of the impact of positive provisional pricing adjustments recorded in the current year, whereas the realized copper price1 was lower than the market copper price in the same prior year period as a result of the impact of negative provisional pricing adjustments.

Attributable copper production for the nine month period ended September 30, 2019, increased by 41 million pounds compared to the same prior year period, mainly due to crusher availability issues at Lumwana and crusher and conveyor issues at Zaldívar, both occurring in the same prior year period.

BARRICK THIRD QUARTER 2019	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

Production Costs

($ millions, except per ounce/ pound data in dollars)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Gold

Direct mining costs[a]	1,207	921	790	3,022	2,196

Depreciation	538	431	319	1,353	907

Royalty expense	79	78	45	223	138

Community relations	7	7	10	20	27
Cost of sales	1,831	1,437	1,164	4,618	3,268

Cost of sales ($/oz)[b]	1,065	964	850	991	859

Total cash costs ($/oz)[c]	710	651	587	663	588

All-in sustaining costs ($/oz)[c]	984	869	785	883	813

Copper

Direct mining costs	30	63	96	169	231

Depreciation	13	28	37	83	86

Royalty expense	5	9	11	26	28

Community relations	1	1	0	3	3
Cost of sales	49	101	144	281	348

Cost of sales ($/lb)[b]	2.00	2.04	2.18	2.10	2.22

C1 cash costs ($/lb)[c]	1.62	1.59	1.94	1.62	1.97

All-in sustaining costs ($/lb)[c]	2.58	2.28	2.71	2.42	2.76
a.	Includes mining and processing costs.
b.

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

c.

Total cash costs, C1 cash costs and all-in sustaining costs are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

Q3 2019 compared to Q2 2019

In the third quarter of 2019, cost of sales applicable to gold was 27% higher compared to the second quarter of 2019, mainly due to higher direct mining costs and depreciation expense primarily due to the inclusion of production from

Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included in cost of sales at 100%. Excluding the impact of the formation of Nevada Gold Mines, direct mining costs and depreciation expense were broadly in line with the prior quarter. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2, after including our proportionate share of cost of sales at our equity method investees, and total cash costs1 were 10% and 9% higher, respectively, than the prior quarter primarily due to the $11 million inventory obsolescence provision recorded at Lagunas Norte relating to the transition to care and maintenance, and the impact of lower grades processed at Cortez as mining in the higher grade CHOP was completed during the second quarter.

In the third quarter of 2019, gold all-in sustaining costs1 were up 13% on a per ounce basis compared to the prior quarter primarily due to an increase in total cash costs1 as discussed above, combined with higher minesite sustaining capital expenditures.

In the third quarter of 2019, cost of sales applicable to copper was 51% lower than the prior quarter primarily due to lower copper sales volume at Lumwana, as sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment is expected to be completed by the end of this year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 2% and increased by 2%, respectively, compared to the prior quarter as lower depreciation charges outweighed increased concentrate marketing costs at Lumwana.

In the third quarter of 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, were 13% higher per pound than the prior quarter primarily reflecting higher minesite sustaining capital expenditures on a per pound basis.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, cost of sales applicable to gold was 57% higher than the same prior year period due to increased sales volumes resulting from the Merger and the formation of Nevada Gold Mines. Excluding the impact of the Merger and Nevada Gold Mines, cost of sales applicable to gold was 7% higher compared to the same prior year period, primarily due to lower grade ore processed at Goldstrike and the export tax announced in September 2018 by the Argentine government at Veladero. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2, after including our proportionate share of cost of sales at our equity method investees, was 25% higher than the same prior year period primarily due to higher depreciation expense as a result of the fair value increments applied to our interests in the Randgold and Nevada Gold Mines operations. Total cash costs per ounce1 increased by 21% compared to the same prior year

BARRICK THIRD QUARTER 2019	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

period mainly due to the $11 million inventory obsolescence provision recorded at Lagunas Norte relating to the transition to care and maintenance, and the impact of lower grades processed at Cortez as mining in the higher grade CHOP was completed during the second quarter

For the three month period ended September 30, 2019, gold all-in sustaining costs1 increased by 25% on a per ounce basis compared to the same prior year period, primarily due to an increase in total cash costs1, combined with higher minesite sustaining capital expenditures.

For the three month period ended September 30, 2019, cost of sales applicable to copper was 66% lower than the same prior year period primarily due to lower copper sales volume at Lumwana, as sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment is expected to be completed by the end of this year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 8% and 16%, respectively, compared to the same prior year period primarily due to lower repairs and maintenance costs at Lumwana.

For the three month period ended September 30, 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, was 5% lower per pound than the same prior year period primarily reflecting lower C1 cash costs1, partially offset by higher minesite sustaining capital expenditures on a per pound basis.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, cost of sales applicable to gold was 41% higher than the same prior year period due to higher sales volume resulting from the Merger and the formation of Nevada Gold Mines. Excluding the impact of the Merger and formation of Nevada Gold Mines, cost of sales applicable to gold was broadly in line with the same prior year period. Our 45% interest in Kibali and 40% interest in Morila are equity accounted for and therefore we do not include their cost of sales in our consolidated gold cost of sales. On a per ounce basis, cost of sales applicable to gold2, after including our proportionate share of cost of sales at our equity method investees, was 15% higher than the same prior year period primarily due to higher depreciation expense as a result of the fair value increments applied to our interests in the Randgold and Nevada Gold Mines operations. Total cash costs per ounce1 increased by 13% compared to the same prior year period primarily due to the impact of lower grades processed at Cortez and the impact of the export tax announced in September 2018 by the Argentine government at Veladero.

For the nine month period ended September 30, 2019, gold all-in sustaining costs per ounce1 increased by 9% compared to the same prior year period, primarily due to an increase in total cash costs per ounce1, while minesite sustaining capital expenditures remained relatively consistent on a per ounce basis.

For the nine month period ended September 30, 2019, cost of sales applicable to copper was 19% lower than the same prior year period primarily due to the impact of lower copper sales volume at Lumwana, as sales were negatively affected by a major refurbishment at one of the third-party smelters that processes a portion of Lumwana’s concentrate. The refurbishment is expected to be completed by the end of this year. Our 50% interests in Zaldívar and Jabal Sayid are equity accounted for and therefore we do not include their cost of sales in our consolidated copper cost of sales. On a per pound basis, cost of sales applicable to copper2 and C1 cash costs1, after including our proportionate share of cost of sales at our equity method investees, decreased by 6% and 18%, respectively, compared to the same prior year period primarily due to the implementation of efficiency initiatives in the current period and higher repairs and maintenance costs associated with addressing crusher availability issues at Lumwana occurring in the same prior year period. The decrease in cost of sales applicable to copper2 on a per pound basis was partially offset by higher depreciation at Lumwana.

For the nine month period ended September 30, 2019, copper all-in sustaining costs1, which have been adjusted to include our proportionate share of equity method investees, were 12% lower per pound than the same prior year period primarily reflecting the lower C1 cash costs1, slightly offset by higher minesite sustaining capital expenditures.

Capital Expendituresa

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Minesite sustaining[b]	406	267	256	926	701

Project capital expenditures[c]	96	108	131	324	325

Capitalized interest	0	4	0	5	0
Total consolidated capital expenditures	502	379	387	1,255	1,026
Attributable capital expenditures[d]	397	361	372	1,119	995
a.	These amounts are presented on a 100% cash basis, except for attributable capital expenditures.
b.	Includes both minesite sustaining and mine development.
c.

Project capital expenditures (on an accrued basis until December 31, 2018, and on a cash basis thereafter) are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

d.

These amounts are presented on the same basis as our guidance and include our 60% share of Pueblo Viejo and South Arturo (36.9% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines), our 63.9% share of Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and our 50% share of Zaldívar and Jabal Sayid. Also includes our 80% share of Loulo-Gounkoto, 89.7% share of Tongon, 45% share of Kibali and 40% share of Morila commencing January 1, 2019, the effective date of the Merger. Starting July 1, 2019, it also includes our 61.5% share of Nevada Gold Mines.

Q3 2019 compared to Q2 2019

In the third quarter of 2019, total consolidated capital expenditures on a cash basis increased by 32% compared to the second quarter of 2019, primarily due to the impact of capital expenditures from Nevada Gold Mines, which

BARRICK THIRD QUARTER 2019	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

commenced on July 1, 2019, and is consolidated and included at 100%. Excluding the impact of the formation of Nevada Gold Mines, capital expenditures increased by 9% primarily due to a strategic land acquisition at Cortez and increased capitalized stripping, underground development and minesite sustaining capital at Loulo-Gounkoto. Project capital expenditures remained relatively consistent with the prior quarter.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, total consolidated capital expenditures on a cash basis increased by 30% compared to the same prior year period, primarily due to the impact of the sites acquired as part of the Merger and from Nevada Gold Mines, which commenced on July 1, 2019, and is consolidated and included at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, capital expenditures decreased by 7% mainly at Pueblo Viejo as a result of lower capitalized stripping costs and timing in project execution and at Tanzania due to lower capitalized stripping. This was further impacted by a decrease in project capital expenditures at Cortez due to the ramp down in the Rangefront Declines, Deep South, and Crossroads dewatering projects, partially offset by increased Crossroads stripping.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, total consolidated capital expenditures on a cash basis increased by 22% compared to the same prior year period, due to the impact of the sites acquired as part of the Merger and from Nevada Gold Mines, which commenced on July 1, 2019, and is consolidated and included at 100%. Excluding the impact of the Merger and the formation of Nevada Gold Mines, capital expenditures remained in line with the prior year.

General and Administrative Expenses

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Corporate administration[a]	39	40	61	122	178

Share-based compensation[b]	13	13	2	32	16

Tanzania[c]	16	6	8	27	18
General & administrative expenses	68	59	71	181	212
a.

For the three and nine months ended September 30, 2019, corporate administration costs include approximately $3 million and $18 million, respectively, of severance costs (June 30, 2019: $10 million and September 30, 2018: $8 million and $36 million, respectively).

b.	Based on US$17.33 share price as at September 30, 2019 (June 30, 2019: US$15.77 and September 30, 2018: US$11.08) and excludes share-based compensation relating to Tanzania.
c.	Formerly known as Acacia Mining plc. This line includes severance costs of approximately $13 million and $15 million for the three and nine months ended September 30, 2019, respectively.

Q3 2019 compared to Q2 2019

In the third quarter of 2019, general and administrative expenses increased by $9 million compared to the second quarter of 2019 primarily related to severance costs at Tanzania resulting from the closure of Acacia’s London and Johannesburg offices.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, general and administrative expenses decreased by $3 million compared to the same prior year period primarily due to a decrease in corporate administration expenses attributed to the organizational reductions related to both the decentralized operating model in the prior year period and the Merger. This was partially offset by an increase in share-based compensation as a result of higher share prices compared to the same prior year period and higher general and administrative expenses at Tanzania due to severance costs resulting from the closing of Acacia’s London and Johannesburg offices.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, general and administrative expenses decreased by $31 million compared to the same prior year period due to lower corporate administration expenses attributed to the organizational reductions related to both the decentralized operating model in the prior year period and the Merger in the current period. This was partially offset by higher share-based compensation resulting from higher share prices compared to the same prior year period and higher general and administrative expenses at Tanzania due to severance costs resulting from the closing of Acacia’s London and Johannesburg offices.

BARRICK THIRD QUARTER 2019	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Exploration, Evaluation and Project Expenses

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18

Global exploration and evaluation	34	45	26	110	92

Advanced project costs:

Pascua-Lama	13	12	19	38	67

Other	5	5	12	14	26

Corporate development	11	22	16	41	28

Business improvement and innovation	1	2	5	10	15
Global exploration and evaluation and project expense	64	86	78	213	228

Minesite exploration and evaluation	22	12	11	45	31
Total exploration, evaluation and project expenses	86	98	89	258	259

Q3 2019 compared to Q2 2019

Exploration, evaluation and project expenses for the third quarter of 2019 decreased by $12 million compared to the second quarter of 2019 primarily due to lower corporate development costs as a result of transaction costs related to the establishment of the Nevada Gold Mines joint venture occurring in the prior quarter, partially offset by the transaction costs related to acquiring the shares that we did not already own in Acacia. This was further impacted by lower global exploration and evaluation expenses at Fourmile and Pueblo Viejo, partially offset by higher minesite exploration and evaluation expenses at Nevada Gold Mines.

Q3 2019 compared to Q3 2018

Exploration, evaluation and project expenses for the three month period ended September 30, 2019 was $3 million lower than the same prior year period. Lower advanced project costs, primarily at Pascua-Lama, combined with lower corporate development costs primarily relating to the Merger occurring in the same prior year period was largely offset by higher minesite exploration and evaluation costs and higher global exploration and evaluation expenses at Nevada Gold Mines.

YTD Q3 2019 compared to YTD Q3 2018

Exploration, evaluation and project expenses for the nine month period ended September 30, 2019 was in line with the same prior year period. Lower advanced project costs, primarily at Pascua-Lama, was partially offset by higher global exploration and evaluation expenses mainly due to increased drilling at Pueblo Viejo and higher minesite exploration and evaluation costs at Nevada Gold Mines. This was further impacted by higher corporate development costs resulting from the transaction costs related to Nevada Gold Mines and acquiring the shares that we did not already own in Acacia.

Finance Costs, Net

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Interest expense[a]	112	109	110	331	342

Accretion	19	20	23	59	65

Loss on debt extinguishment	3	0	29	3	29

Interest capitalized	(3)	(3)	0	(8)	0

Other finance costs	(2)	(1)	1	(4)	4

Finance income	(4)	(7)	(4)	(18)	(12)
Finance costs, net	125	118	159	363	428
a.

For the three and nine months ended September 30, 2019, interest expense includes approximately $25 million and $75 million, respectively, of non-cash interest expense relating to the gold and silver streaming agreements with Wheaton Precious Metals Corp. and Royal Gold, Inc. (June 30, 2019: $25 million and September 30, 2018: $24 million and $73 million, respectively).

Q3 2019 compared to Q2 2019

In the third quarter of 2019, net finance costs were 6% higher than the prior quarter, mainly due to higher interest expense resulting from capital leases, combined with a loss on debt extinguishment of $3 million as a result of the make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, net finance costs were 21% lower than the same prior year period, primarily due to a decrease in loss on debt extinguishment. The loss on debt extinguishment in the third quarter of 2019 relates to the make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020 in July 2019. For the third quarter of 2018, the loss on debt extinguishment relates to the make-whole repurchase of the remaining $629 million of principal on the 4.40% Notes due 2021 in July 2018.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, net finance costs were 15% lower than the same prior year period, primarily due to a decrease in loss on debt extinguishment, as described above. This was combined with lower interest expense attributed to debt reductions made in the prior year when we completed a make-whole repurchase of the remaining $629 million of principal on the 4.40% Notes due 2021.

BARRICK THIRD QUARTER 2019	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Additional Significant Statement of Income Items

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Impairment charges (reversals)	(872)	12	431	(857)	492

(Gain) loss on currency translation	40	(6)	62	56	152

Other expense (income)	(1,852)	7	16	(1,818)	55

Impairment Charges (Reversals)

Q3 2019 compared to Q2 2019

In the third quarter of 2019, net impairment reversals were $872 million compared to net impairment charges of $12 million in the prior quarter. The net impairment reversal in the third quarter of 2019 relates to a reversal at Lumwana of $947 million, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez. In the second quarter of 2019, the net impairment charges primarily relate to equipment at Golden Sunlight as underground development has ceased.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, net impairment reversals were $872 million compared to net impairment charges of $431 million in the same prior year period. The net impairment reversal in the third quarter of 2019 relates to a reversal at Lumwana of $947 million, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez. In the third quarter of 2018, the net impairment charges primarily relate to an asset impairment at Lagunas Norte.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, net impairment reversals were $857 million compared to net impairment charges of $492 million in the same prior year period. The net impairment reversal in the current year relates to a reversal at Lumwana of $947 million, partially offset by impairments of land holdings and CHOP infrastructure assets at Cortez and equipment at Golden Sunlight as underground development has ceased. For the nine month period ended September 30, 2018, the net impairment charges primarily relate to an asset impairment at Lagunas Norte, combined with impairment charges of $30 million on the Kabanga project (a joint venture between Barrick and Glencore) and $24 million on Acacia’s Nyanzaga project in Tanzania.

For a further breakdown of impairment charges and reversals, refer to note 13 of the Financial Statements.

(Gain) Loss on Currency Translation

Q3 2019 compared to Q2 2019

Loss on currency translation in the third quarter of 2019 was $40 million compared to a gain of $6 million in the prior quarter. The decrease was primarily due to unrealized foreign currency translation losses resulting from the depreciation of the Argentine peso in the current quarter versus modest appreciation in the prior quarter. This currency depreciation resulted in the revaluation of our peso denominated value-added tax receivable balances. During the third quarter of 2019, the Argentine peso weakened significantly versus the US dollar due in part to high inflation and political uncertainty in the country.

Q3 2019 compared to Q3 2018

Loss on currency translation in the third quarter of 2019 was $40 million compared to $62 million in the same prior year period due to unrealized foreign currency translation losses relating to the Argentine peso, which depreciated significantly in both periods, but from a lower asset base in 2019 versus 2018. Fluctuations in the Argentine peso exchange rate versus the US dollar revalue our peso denominated value-added tax receivable balances.

YTD Q3 2019 compared to YTD Q3 2018

Loss on currency translation for the nine month period ended September 30, 2019 decreased by $96 million compared to the same prior year period, due to continued unrealized foreign currency translation losses relating to the Argentine peso, but from a lower asset base in 2019 versus 2018. The peso has significantly depreciated in both periods and has revalued our peso denominated value-added tax receivable balances. After modest appreciation of the Argentine peso in the second quarter of 2019, the impact of inflation and political uncertainty in Argentina experienced in the third quarter of 2019 has driven a return to the general trend in recent years of a weakening peso versus the US dollar.

Other Expense (Income)

Q3 2019 compared to Q2 2019

In the third quarter of 2019, other income was $1,852 million compared to an expense of $7 million in the prior quarter. Other income in the third quarter of 2019 mainly relates to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines. Refer to note 4 to the Financial Statements for more information. Other expense in the third quarter of 2019 primarily consists of various costs and litigation expenses incurred by Acacia, partially offset by a gain of $12 million on the sale of long-lived assets.

Q3 2019 compared to Q3 2018

For the three month period ended September 30, 2019, other income was $1,852 million compared to an expense of $16 million in the same prior year period. Other income in the third quarter of 2019 mainly relates to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines. Refer to note 4 to the Financial Statements for more information. For the three month period ended September 30, 2018, other expense mainly relates to a $27 million settlement of a dispute regarding a historical supplier contract acquired as part of the Equinox acquisition of 2011, partially offset by $24 million of insurance proceeds received at Kalgoorlie.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, other income was $1,818 million compared to an expense of $55 million in the same prior year period. Other income in the current year mainly relates to the gain on the remeasurement of Barrick’s 75% interest in Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines. Refer to note 4 to the Financial Statements for more information. For the nine month period ended September 30, 2018, other expense mainly relates to litigation expenses incurred by Acacia and the Bulyanhulu reduced operations program, partially offset by a gain on the sale of a non-core royalty asset at Tanzania.

For a further breakdown of other expense (income), refer to note 9 to the Financial Statements.

BARRICK THIRD QUARTER 2019	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Tax Expense

Income tax expense was $791 million in the third quarter of 2019. The unadjusted effective income tax rate in the third quarter of 2019 was 25% of the income before income taxes.

The underlying effective income tax rate on ordinary income in the third quarter of 2019 was 31% which includes the impact of non-deductible depreciation on the Randgold and Nevada Gold Mines purchase price allocations. Adjustments are made for the impact of the remeasurement of our previously held 75% interest in Turquoise Ridge to fair value; the impact of the impairment reversal at Lumwana; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible losses on currency translation; the impact of a reduced corporate tax rate in Argentina on deferred tax balances; the impact of recognizing the non-controlling interest on Turquoise Ridge´s deferred tax liabilities and the impact of other expense adjustments.

We record deferred tax charges or credits if changes in facts or circumstances affect the estimated tax basis of assets and therefore the amount of deferred tax assets or liabilities to reflect changing expectations in our ability to realize deferred tax assets. The interpretation of tax regulations and legislation and their application to our business is complex and subject to change. We have significant amounts of deferred tax assets (mostly unrecognized following impairments in the fourth quarter of 2018), including tax loss carry forwards, and also deferred tax liabilities. Potential changes of any of these amounts, as well as our ability to realize deferred tax assets, could significantly affect net income or cash flow in future periods. For further details on income tax expense, refer to note 10 of the Financial Statements.

Nevada Joint Venture

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred tax associated with the investment (61.5% share) following the principles in IAS 12.

A deferred tax expense of $376 million was recorded in the third quarter of 2019 following the Turquoise Ridge mine remeasurement to fair value and the $1.9 billion recognized gain. For further details, refer to note 4 of the Financial Statements.

Argentina Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter.

A deferred tax recovery of $70 million was recorded as a result of an inflation adjustment implemented for statutory financial statement purposes in Argentina, and finalized in the second quarter of 2019, which results in Veladero not having dividend distribution capacity for prior years. The impact of material inflationary adjustments on distributable reserves and deferred taxes is expected to remain variable and will be evaluated on an annual basis.

BARRICK THIRD QUARTER 2019	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios

($ millions, except ratios and share amounts)	As at 9/30/19	As at 12/31/18
Total cash and equivalents	2,405	1,571

Current assets	3,105	2,407

Non-current assets	38,357	18,653
Total Assets	43,867	22,631

Current liabilities excluding short-term debt	1,778	1,625

Non-current liabilities excluding long-term debt[a]	8,129	5,883

Debt (current and long-term)	5,560	5,738
Total Liabilities	15,467	13,246
Total shareholders’ equity	20,149	7,593

Non-controlling interests	8,251	1,792
Total Equity	28,400	9,385
Total common shares outstanding (millions of shares)[b]	1,778	1,168
Debt, net of cash	3,155	4,167
Key Financial Ratios:
Current ratio[c]	2.99:1	2.38:1
Debt-to-equity[d]	0.20:1	0.61:1
a.	Non-current financial liabilities as at September 30, 2019 were $6,004 million (December 31, 2018: $6,201 million).
b.	Total common shares outstanding do not include 0.4 million stock options.
c.	Represents current assets divided by current liabilities (including short-term debt) as at September 30, 2019 and December 31, 2018.
d.	Represents debt divided by total shareholders’ equity (including minority interest) as at September 30, 2019 and December 31, 2018.

Balance Sheet Review

Total assets were $43.9 billion at September 30, 2019, approximately $21.2 billion higher than at December 31, 2018, primarily reflecting the impact of the sites acquired and asset values restated to fair market value in connection with the formation of Nevada Gold Mines on July 1, 2019. These sites are consolidated at 100%. The increase in total assets also reflects the $7.9 billion Merger. Refer to note 4 for a summary of the purchase price allocations in relation to these transactions.

Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital-intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories, indirect taxes recoverable and receivable, concentrate sales receivable and other government and joint venture related receivables, and cash and equivalents.

Total liabilities at September 30, 2019 were $15.5 billion, approximately $2.2 billion higher than at December 31, 2018, also reflecting the impact of the formation of Nevada Gold Mines and the Merger. This was combined with the resulting increase in deferred income tax liabilities. Our liabilities are primarily comprised of debt, other non-current liabilities such as provisions and deferred income tax liabilities, and accounts payable.

Shareholders’ Equity

As at 10/29/19	Number of shares
Common shares	1,777,781,827

Stock options	278,732

Financial Position and Liquidity

Total cash and cash equivalents as at September 30, 2019 were $2.4 billion. Our capital structure comprises a mix of debt, non-controlling interest (primarily at Nevada Gold Mines) and shareholders’ equity. As at September 30, 2019, our total debt was $5.6 billion (debt net of cash and equivalents was $3.2 billion) and our debt-to-equity ratio was 0.2:1. This compares to debt as at December 31, 2018 of $5.7 billion (debt net of cash and equivalents was $4.2 billion), and a debt-to-equity ratio of 0.61:1.

On July 15, 2019, we completed a make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020, which has reduced our total debt to below $5.6 billion at September 30, 2019.

Uses of cash for the remainder of 2019 include capital commitments of $101 million and we expect to incur attributable sustaining and project capital expenditures of approximately $400 to $700 million during the last quarter of the year, based on our guidance range on page 37. For the remainder of 2019, we have contractual obligations and commitments of $317 million for supplies and consumables. In addition, we have $142 million in interest payments and other amounts as detailed in the table on page 75. We expect to fund these commitments through operating cash flow, which is our primary source of liquidity, as well as existing cash balances.

Our operating cash flow is dependent on the ability of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization and the creation of new joint ventures and partnerships; issuance of equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership; issuance of long-term debt securities in the public markets or to private

BARRICK THIRD QUARTER 2019	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

investors (Moody’s and S&P currently rate Barrick’s outstanding long-term debt as investment grade, with ratings of Baa2 and BBB, respectively); and drawing on the $3.0 billion available under our undrawn credit facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing). The key financial covenant in our undrawn credit facility requires Barrick to maintain a net debt to total capitalization ratio of less than 0.60:1. Barrick’s net debt to total capitalization ratio was 0.10:1 as at September 30, 2019 (0.31:1 as at December 31, 2018).

Summary of Cash Inflow (Outflow)

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net cash provided by operating activities	1,004	434	706	1,958	1,354
Investing activities

Capital expenditures	(502)	(379)	(387)	(1,255)	(1,026)

Cash acquired in Merger	0	0	0	751	0

Dividends received from equity method investments	72	17	0	104	0

Other	47	11	1	88	9
Total investing inflows (outflows)	(383)	(351)	(386)	(312)	(1,017)
Financing activities

Net change in debt[a]	(269)	(6)	(649)	(303)	(680)

Dividends	(67)	(61)	(31)	(461)	(94)

Net (disbursements) funding to non-controlling interests	(31)	(15)	5	(45)	(65)

Other	(2)	0	(29)	(2)	(29)
Total financing inflows (outflows)	(369)	(82)	(704)	(811)	(868)

Effect of exchange rate	0	(1)	(4)	(1)	(6)
Increase (decrease) in cash and equivalents	252	0	(388)	834	(537)
a.

The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.

Q3 2019 compared to Q2 2019

In the third quarter of 2019, we generated $1,004 million in operating cash flow, compared to $434 million in the prior quarter. The increase of $570 million was primarily due to the impact of the production from Nevada Gold Mines, which commenced on July 1, 2019 and is consolidated and included at 100%. This was combined with higher realized gold prices1 of $1,476 per ounce in the three months ended September 30, 2019 compared to $1,317 per ounce in the prior quarter and a favorable movement in working capital, mainly as a result of the timing of payments and receivables, partially offset by an unfavorable movement in other current assets. Operating cash flow was also positively impacted by lower income taxes paid and cash interest paid.

Cash outflows from investing activities in the third quarter of 2019 were $383 million compared to $351 million in the prior quarter. The change of $32 million was primarily due to an increase in capital expenditures resulting from the impact of Nevada Gold Mines.

Net financing cash outflows for the third quarter of 2019 amounted to $369 million, compared to $82 million in the prior quarter. The increase of $287 million is primarily due to the make-whole repurchase of the outstanding $248 million of principal of our 4.95% notes due 2020 in July 2019. This was combined with an increase in disbursements to non-controlling interests.

Q3 2019 compared to Q3 2018

In the third quarter of 2019, we generated $1,004 million in operating cash flow, compared to $706 million in the same prior year period. The increase of $298 million was primarily due to higher sales volume and higher realized gold prices1, partially offset by higher direct mining costs as a result of the increased sales volume.

Cash outflows from investing activities in the third quarter of 2019 were $383 million compared to $386 million in the same prior year period. The change of $3 million was primarily due to an increase in capital expenditures resulting from the impact of Nevada Gold Mines.

Net financing cash outflows for the third quarter of 2019 amounted to $369 million, compared to $704 million in the same prior year period. The lower outflows are primarily due to lower debt repayments in the nine months ended September 30, 2019, partially offset by an increase in disbursements to non-controlling interests.

YTD Q3 2019 compared to YTD Q3 2018

For the nine month period ended September 30, 2019, we generated $1,958 million in operating cash flow, compared to $1,354 million in the same prior year period. The increase of $604 million was primarily due to higher sales volume and higher realized gold prices1, partially offset by higher direct mining costs as a result of the increased sales volume.

Cash outflows from investing activities for the nine month period ended September 30, 2019 were $312 million compared to an outflow of $1,017 million in the same prior year period. The change of $705 million was primarily due to cash acquired of $751 million as a result of the Merger, combined with dividends received and shareholder loan repayments from equity method investments. This was partially offset by higher capital expenditures during the current year.

Net financing cash outflows for the nine month period ended September 30, 2019 amounted to $811 million, compared to $868 million in the same prior year period. The higher outflows are primarily due to dividends declared in the fourth quarter of 2018 by Barrick and Randgold of $67 million and $256 million, respectively, and paid in the first quarter of 2019. This was combined with an increase in dividends declared for the first quarter of 2019, reflecting Barrick’s profitability and financial strength and is in line with the commitment to shareholder returns made when the Merger was announced. Net financing cash outflows was also impacted by an increase in disbursements to non-controlling interests, partially offset by lower debt repayments during the year.

BARRICK THIRD QUARTER 2019	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTINGENCIES

Litigation and Claims

We are currently subject to various litigation proceedings as disclosed in note 17 to the Financial Statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

In the normal course of business, we enter into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of our financial liabilities and operating and capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at 9/30/19
	2019	2020	2021	2022	2023	2024 and thereafter	Total
Debt[a]

Repayment of principal	1	14	7	337	0	5,109	5,468

Capital leases	12	30	19	12	8	36	117

Interest	142	323	321	314	307	4,751	6,158

Provisions for environmental rehabilitation[b]	176	140	205	189	208	2,626	3,544

Restricted share units	6	21	14	2	0	0	43

Pension benefits and other post-retirement benefits	2	8	9	8	8	145	180

Minimum royalty payments[c]	0	19	0	0	0	0	19

Purchase obligations for supplies and consumables[d]	317	300	241	116	100	665	1,739

Capital commitments[e]	101	42	9	2	2	3	159

Social development costs[f]	5	32	8	3	3	56	107
Total	762	929	833	983	636	13,391	17,534
a.

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at September 30, 2019. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

b.	Provisions for environmental rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.	Minimum royalty payments are related to continuing operations and are presented net of recoverable amounts.
d.	Purchase obligations for supplies and consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
e.	Capital commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
f.	Social development costs - Includes a commitment of $42 million ($28 million in 2020 and $14 million in 2024 and thereafter) related to the funding of a power transmission line in Argentina.

BARRICK THIRD QUARTER 2019	75	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Informationa

($ millions, except where indicated)	2019	2019	2019	2018	2018	2018	2018	2017

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	2,678	2,063	2,093	1,904	1,837	1,712	1,790	2,228

Realized price per ounce – gold[b]	1,476	1,317	1,307	1,223	1,216	1,313	1,332	1,280

Realized price per pound – copper[b]	2.55	2.62	3.07	2.76	2.76	3.11	2.98	3.34

Cost of sales	1,889	1,545	1,490	1,577	1,315	1,176	1,152	1,411

Net earnings (loss)	2,277	194	111	(1,197)	(412)	(94)	158	(314)

Per share (dollars)[c]	1.30	0.11	0.06	(1.02)	(0.35)	(0.08)	0.14	(0.27)

Adjusted net earnings[b]	264	154	184	69	89	81	170	253

Per share (dollars)[b,c]	0.15	0.09	0.11	0.06	0.08	0.07	0.15	0.22

Operating cash flow	1,004	434	520	411	706	141	507	590

Cash capital expenditures	502	379	374	374	387	313	326	350

Free cash flow[b]	502	55	146	37	319	(172)	181	240
a.	Sum of all the quarters may not add up to the annual total due to rounding.
b.

Realized price, adjusted net earnings, adjusted net earnings per share and free cash flow are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures of performance presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure used in this section of the MD&A to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

c.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Our recent financial results reflect our emphasis on cost discipline and growing operating cash flow. The positive free cash flow1 generated, combined with the proceeds from various divestitures, have allowed us to continually strengthen our balance sheet over the past two years.

In the third quarter of 2019, net earnings and cash flows were impacted by the formation of Nevada Gold Mines and the commencement of the contribution of its operations to Barrick’s net earnings and cash flows. Net earnings in the third quarter of 2019 includes a $1.5 billion (net of tax effects) gain on remeasurement of Turquoise Ridge as a result of its contribution to Nevada Gold Mines and a $663 million (net of tax effects) impairment reversal at Lumwana. Starting in the first quarter of 2019, we had an increase in sales volume due to the Merger and the commencement of the contribution of

Randgold’s operations to Barrick’s net earnings and cash flows. In the fourth quarter of 2018, we recorded $319 million (net of tax effects and non-controlling interests) of net asset impairments primarily relating to impairments of $160 million of non-current assets and $154 million of goodwill at the Veladero mine. We also recorded in the fourth quarter of 2018 an inventory impairment of $166 million at Lagunas Norte, which was included in cost of sales. In the third quarter of 2018, we recorded a $405 million impairment charge resulting from an asset impairment at Lagunas Norte. In the fourth quarter of 2017, we recorded $521 million (net of tax effects and non-controlling interest) of net asset impairments primarily relating to impairments at the Pascua-Lama project and the Bulyanhulu mine in Tanzania, partially offset by an impairment reversal at Lumwana.

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures as defined in our 2018 annual MD&A.

Together, the internal control frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

There were no changes in our internal controls over financial reporting during the three months ended September 30, 2019 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Under the supervision and with the participation of management, including the President and Chief Executive Officer and Senior Executive Vice-President and Chief Financial Officer, management will continue to monitor and evaluate the design and effectiveness of its internal control over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

BARRICK THIRD QUARTER 2019	76	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require Management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial

Statements, including a summary of current and future changes in accounting policies.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. Our significant accounting judgments, estimates and assumptions are disclosed in note 3 of the accompanying Financial Statements.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings and Adjusted Net Earnings per Share

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

•	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
•	Acquisition/disposition gains/losses;
•	Foreign currency translation gains/losses;
•	Significant tax adjustments;
•	Unrealized gains/losses on non-hedge derivative instruments; and
•	Tax effect and non-controlling interest of the above items.

Management uses this measure internally to evaluate our underlying operating performance for the reporting periods presented and to assist with the planning and forecasting of future operating results. Management believes that adjusted net earnings is a useful measure of our performance because impairment charges, acquisition/disposition gains/losses and significant tax adjustments do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented. The tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s share on a post-tax basis, consistent with net earnings.

As noted, we use this measure for internal purposes. Management’s internal budgets and forecasts and public guidance do not include the types of items we adjust for. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

BARRICK THIRD QUARTER 2019	77	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

($ millions, except per share amounts in dollars)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net earnings (loss) attributable to equity holders of the Company	2,277	194	(412)	2,582	(348)

Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments[a]	(872)	12	431	(857)	492

Acquisition/disposition (gains) losses[b]	(1,901)	(12)	(1)	(1,913)	(49)

(Gain) loss on currency translation	40	(6)	62	56	152

Significant tax adjustments[c]	35	(83)	(39)	(40)	23

Other expense adjustments[d]	53	58	68	158	105

Unrealized (gains) losses on non-hedge derivative instruments	1	0	0	0	0

Tax effect and non-controlling interest	631	(9)	(20)	616	(35)
Adjusted net earnings	264	154	89	602	340
Net earnings per share[e]	1.30	0.11	(0.35)	1.47	(0.30)

Adjusted net earnings per share[e]	0.15	0.09	0.08	0.34	0.29
a.

Net impairment reversals for the three and nine month periods ended September 30, 2019 primarily relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte. For the three and nine months ended September 30, 2018, net impairment charges primarily relate to non-current asset impairments at Lagunas Norte.

b.

Acquisition/disposition gains for the three and nine month periods ended September 30, 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

c.	Significant tax adjustments for the three months ended June 30, 2019 primarily relate to an adjustment to deferred taxes at Veladero.
d.

Other expense adjustments for the three and nine month periods ended September 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

e.	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.

Free Cash Flow

Free cash flow is a measure that deducts capital expenditures from net cash provided by operating activities. Management believes this to be a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.

Free cash flow is intended to provide additional information only and does not have any standardized definition under

IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles this non-GAAP measure to the most directly comparable IFRS measure.

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Net cash provided by operating activities	1,004	434	706	1,958	1,354

Capital expenditures	(502)	(379)	(387)	(1,255)	(1,026)
Free cash flow	502	55	319	703	328

BARRICK THIRD QUARTER 2019	78	MANAGEMENT’S DISCUSSION AND ANALYSIS

Total cash costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce are non-GAAP financial measures which are calculated based on the definition published by the World Gold Council (a market development organization for the gold industry comprised of and funded by 26 gold mining companies from around the world, including Barrick). The WGC is not a regulatory organization. Management uses these measures to monitor the performance of our gold mining operations and its ability to generate positive cash flow, both on an individual site basis and an overall company basis.

Total cash costs start with our cost of sales related to gold production and removes depreciation, the non-controlling interest of cost of sales and includes by-product credits. All-in sustaining costs start with total cash costs and include sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs and reclamation cost accretion and amortization. These additional costs reflect the expenditures made to maintain current production levels.

Starting from the first quarter of 2019, we have renamed “cash costs” to “total cash costs” when referring to our gold operations. The calculation of total cash costs is identical to our previous calculation of cash costs with only a change in the naming convention of this non-GAAP measure.

All-in costs starts with all-in sustaining costs and adds additional costs that reflect the varying costs of producing gold over the life-cycle of a mine, including: project capital expenditures (capital expenditures at new projects and discrete projects at existing operations intended to increase production capacity and will not benefit production for at least 12 months) and other non-sustaining costs (primarily non-sustaining leases, exploration and evaluation costs, community relations costs and general and administrative costs that are not associated with current operations). These definitions recognize that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

Starting from the first quarter of 2019, we have included sustaining capital expenditures and project capital expenditures on a cash basis instead of an accrual basis. As a result of adopting IFRS 16 Leases, the full lease amount is included in accrued capital expenditures on initial recognition. We believe that the change in capital expenditures from an accrual basis to a cash basis better reflects the timing of costs associated with our operations. The original World Gold Council (“WGC”) Guidance Note explicitly excluded certain financing activities from all-in sustaining costs and all-in costs. As a result of the new lease accounting standard, the WGC Guidance Note was updated to include both the principal and interest portion of the cash lease payment in the all-in sustaining costs and all-in cost metrics. We have updated our calculation accordingly. Prior periods have not been restated but would not be materially different.

We believe that our use of total cash costs, all-in sustaining costs and all-in costs will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall company basis. Due to the capital-intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine and therefore we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization.

Total cash costs per ounce, all-in sustaining costs and all-in costs are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

In addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a by-product of our gold production from cost per ounce calculations but does not reflect a reduction in costs for costs associated with other metal sales.

C1 cash costs per pound and all-in sustaining costs per pound are non-GAAP financial measures related to our copper mine operations. We believe that C1 cash costs per pound enables investors to better understand the performance of our copper operations in comparison to other copper producers who present results on a similar basis. C1 cash costs per pound excludes royalties and production taxes and non-routine charges as they are not direct production costs. All-in sustaining costs per pound is similar to the gold all-in sustaining costs metric and management uses this to better evaluate the costs of copper production. We believe this measure enables investors to better understand the operating performance of our copper mines as this measure reflects all of the sustaining expenditures incurred in order to produce copper. All-in sustaining costs per pound includes C1 cash costs, sustaining capital expenditures, sustaining leases, general and administrative costs, minesite exploration and evaluation costs, royalties and production taxes, reclamation cost accretion and amortization and write-downs taken on inventory to net realizable value.

BARRICK THIRD QUARTER 2019	79	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis

($ millions, except per ounce information in dollars)		For the three months ended			For the nine months ended
	Footnote	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
Cost of sales applicable to gold production		1,831	1,437	1,164	4,618	3,268

Depreciation		(538)	(431)	(319)	(1,353)	(907)

Cash cost of sales applicable to equity method investments		45	62	0	169	0

By-product credits		(48)	(23)	(31)	(95)	(105)

Realized (gains) losses on hedge and non-hedge derivatives	a	1	(1)	0	0	0

Non-recurring items	b	(4)	(9)	(7)	(33)	(17)

Other	c	(19)	(26)	(18)	(65)	(60)

Non-controlling interests	d	(339)	(112)	(83)	(552)	(233)
Total cash costs		929	897	706	2,689	1,946
General & administrative costs		68	59	71	181	212

Minesite exploration and evaluation costs	e	22	12	11	45	31

Minesite sustaining capital expenditures	f	406	267	233	926	699

Sustaining leases		5	8	0	23	0

Rehabilitation - accretion and amortization (operating sites)	g	28	16	25	58	63

Non-controlling interest, copper operations and other	h	(184)	(76)	(101)	(335)	(256)
All-in sustaining costs		1,274	1,183	945	3,587	2,695
Project exploration and evaluation and project costs	e	64	86	78	213	228

Community relations costs not related to current operations		1	0	1	2	2

Project capital expenditures	f	96	108	126	324	332

Rehabilitation - accretion and amortization (non-operating sites)	g	5	7	9	19	25

Non-controlling interest and copper operations and other	h	(46)	(28)	(8)	(77)	(16)
All-in costs		1,394	1,356	1,151	4,068	3,266
Ounces sold - equity basis (000s ounces)	i	1,318	1,372	1,204	4,055	3,312
Cost of sales per ounce	j,k	1,065	964	850	991	859
Total cash costs per ounce	k	710	651	587	663	588

Total cash costs per ounce (on a co-product basis)	k,l	735	663	603	680	609
All-in sustaining costs per ounce	k	984	869	785	883	813

All-in sustaining costs per ounce (on a co-product basis)	k,l	1,009	881	801	900	834
All-in costs per ounce	k	1,074	999	956	999	986

All-in costs per ounce (on a co-product basis)	k,l	1,099	1,011	972	1,016	1,007

a.	Realized (gains) losses on hedge and non-hedge derivatives

Includes realized hedge losses of $nil and $nil, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $2 million), and realized non-hedge losses of $1 million and $nil, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: gains of $1 million and September 30, 2018: $nil and $2 million, respectively). Refer to note 5 to the Financial Statements for further information.

b.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

c.	Other

Other adjustments for the three and nine month periods ended September 30, 2019 include the removal of total cash costs and by-product credits associated with our Pierina mine, and starting in the third quarter of 2019, Golden Sunlight and Morila, which all are mining incidental ounces as they enter closure, of $19 million and $57 million, respectively (June 30, 2019: $19 million and September 30, 2018: $18 million and $60 million, respectively, relating to Pierina only).

BARRICK THIRD QUARTER 2019	80	MANAGEMENT’S DISCUSSION AND ANALYSIS

d.	Non-controlling interests

Non-controlling interests include non-controlling interests related to gold production of $506 million and $829 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $171 million and September 30, 2018: $121 million and $339 million, respectively). Non-controlling interests include Pueblo Viejo and Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience). Starting January 1, 2019, the effective date of the Merger, non-controlling interests also include Loulo-Gounkoto and Tongon and starting July 1, 2019, it also includes Nevada Gold Mines. Refer to note 5 to the Financial Statements for further information.

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and nine month periods ended September 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 68 of this MD&A.

g.	Rehabilitation—accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Non-controlling interest and copper operations

Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interest of our Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and Pueblo Viejo operating segments and South Arturo (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines). Also removes the non-controlling interest of our Loulo-Gounkoto and Tongon operating segments commencing January 1, 2019, the effective date of the Merger, and of Nevada Gold Mines starting July 1, 2019. It also includes capital expenditures applicable to equity method investments. Figures remove the impact of Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila. The impact is summarized as the following:

($ millions)	For the three months ended			For the nine months ended
Non-controlling interest, copper operations and other	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
General & administrative costs	(22)	(23)	(20)	(55)	(68)

Minesite exploration and evaluation expenses	(9)	0	0	(10)	(1)

Rehabilitation - accretion and amortization (operating sites)	(10)	(1)	(1)	(12)	(4)

Minesite sustaining capital expenditures	(143)	(52)	(80)	(258)	(183)
All-in sustaining costs total	(184)	(76)	(101)	(335)	(256)
Project exploration and evaluation and project costs	(12)	(26)	(7)	(40)	(13)

Project capital expenditures	(34)	(2)	(1)	(37)	(3)
All-in costs total	(46)	(28)	(8)	(77)	(16)

i.	Ounces sold - equity basis

Figures remove the impact of Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila, which are mining incidental ounces as the sites enter closure.

j.	Cost of sales per ounce

Figures remove the cost of sales impact of Pierina of $28 million and $99 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $44 million and September 30, 2018: $23 million and $84 million, respectively), and starting in the third quarter of 2019, Golden Sunlight of $1 million and $1 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $nil, respectively) and Morila of $10 million and $10 million , respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $nil and September 30, 2018: $nil and $nil, respectively) which are mining incidental ounces as these sites enter closure. Cost of sales per ounce excludes non-controlling interest related to gold production. Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

k.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

l.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18
By-product credits	48	23	31	95	105

Non-controlling interest	(16)	(7)	(11)	(31)	(35)
By-product credits (net of non-controlling interest)	32	16	20	64	70

BARRICK THIRD QUARTER 2019	81	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Gold Cost of Sales to Total cash costs, All-in sustaining costs and All-in costs, including on a per ounce basis, by operating site

($ millions, except per ounce information in dollars)						For the three months ended 9/30/19
	Footnote	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix	Long Canyon	Pueblo Viejo	Loulo- Gounkoto	Kibali
Cost of sales applicable to gold production		897	170	445	168	68	46	181	199	107

Depreciation		(270)	(53)	(101)	(70)	(14)	(32)	(48)	(76)	(57)

By-product credits		(25)	(1)	(1)	(1)	(22)	0	(17)	0	0

Non-recurring items	d	0	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		(233)	(45)	(133)	(37)	(13)	(5)	(48)	(25)	0
Total cash costs		369	71	210	60	19	9	68	98	50
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	12	2	5	2	0	3	0	3	0

Minesite sustaining capital expenditures	f	188	36	102	27	14	9	27	60	13

Sustaining leases		1	0	0	1	0	0	0	2	0

Rehabilitation - accretion and amortization (operating sites)	g	20	4	8	3	4	1	3	0	0

Non-controlling interests		(86)	(15)	(48)	(12)	(6)	(5)	(12)	(13)	0
All-in sustaining costs		504	98	277	81	31	17	86	150	63
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0	0

Project capital expenditures	f	85	49	0	13	0	0	0	1	1

Non-controlling interests		(31)	(18)	0	(5)	0	0	0	(1)	0
All-in costs		558	129	277	89	31	17	86	150	64
Ounces sold - equity basis (000s ounces)		537	126	272	96	19	24	136	155	89
Cost of sales per ounce	h,i	1,027	829	1,007	1,077	2,186	1,170	807	1,018	1,187
Total cash costs per ounce	i	693	570	775	622	1,010	353	504	630	554

Total cash costs per ounce (on a co-product basis)	i,j	694	571	776	622	1,734	355	587	630	554
All-in sustaining costs per ounce	i	946	772	1,014	840	1,622	714	631	966	703

All-in sustaining costs per ounce (on a co-product basis)	i,j	947	773	1,015	840	2,346	716	714	966	703
All-in costs per ounce	i	1,048	1,020	1,014	927	1,622	714	636	971	717

All-in costs per ounce (on a co-product basis)	i,j	1,049	1,021	1,015	927	2,346	716	719	971	717

BARRICK THIRD QUARTER 2019	82	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the three months ended 9/30/19
	Footnote	Veladero	Tanzania	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte
Cost of sales applicable to gold production		72	98	60	102	77	55	54

Depreciation		(25)	(24)	(10)	(44)	(11)	(6)	(5)

By-product credits		(1)	(1)	0	0	(1)	(1)	(2)

Non-recurring items	d	0	0	0	0	0	(1)	(3)

Other		0	0	0	0	0	0	0

Non-controlling interests		0	(27)	0	(6)	0	0	0
Total cash costs		46	46	50	52	65	47	44
General & administrative costs		0	16	0	0	0	0	0

Minesite exploration and evaluation costs	e	1	0	2	0	0	0	1

Minesite sustaining capital expenditures	f	19	14	15	4	14	15	0

Sustaining leases		1	0	1	1	1	0	0

Rehabilitation - accretion and amortization (operating sites)	g	1	1	0	0	(1)	1	2

Non-controlling interests		0	(11)	0	0	0	0	0
All-in sustaining costs		68	66	68	57	79	63	47
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0

Project capital expenditures	f	0	2	0	0	0	0	0

Non-controlling interests		0	0	0	0	0	0	0
All-in costs		68	68	68	57	79	63	47
Ounces sold - equity basis (000s ounces)		59	59	58	66	75	50	33
Cost of sales per ounce	h,i	1,243	1,057	1,037	1,396	1,024	1,083	1,661
Total cash costs per ounce	i	773	788	856	793	868	953	1,327

Total cash costs per ounce (on a co-product basis)	i,j	799	796	859	795	878	956	1,374
All-in sustaining costs per ounce	i	1,142	947	1,170	869	1,053	1,280	1,422

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,168	955	1,173	871	1,063	1,283	1,469
All-in costs per ounce	i	1,142	977	1,170	869	1,053	1,280	1,422

All-in costs per ounce (on a co-product basis)	i,j	1,168	985	1,173	871	1,063	1,283	1,469

BARRICK THIRD QUARTER 2019	83	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 6/30/19
	Footnote	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
Cost of sales applicable to gold production		462	202	203	57			188	197	82

Depreciation		(127)	(65)	(53)	(9)			(47)	(87)	(31)

By-product credits		0	0	0	0			(16)	0	0

Non-recurring items	d	(9)	0	(9)	0			0	0	0

Other		0	0	0	0			0	0	0

Non-controlling interests		(1)	0	(1)	0			(50)	(22)	0
Total cash costs		325	137	140	48			75	88	51
General & administrative costs		0	0	0	0			0	0	0

Minesite exploration and evaluation costs	e	4	1	2	1			0	2	1

Minesite sustaining capital expenditures	f	80	15	58	7			30	37	10

Sustaining leases		0	0	0	0			0	0	0

Rehabilitation - accretion and amortization (operating sites)	g	5	4	1	0			1	0	0

Non-controlling interests		(4)	0	(4)	0			(12)	(8)	0
All-in sustaining costs		410	157	197	56			94	119	62
Project exploration and evaluation and project costs	e	0	0	0	0			3	0	0

Project capital expenditures	f	93	68	0	12			0	2	0

Non-controlling interests		0	0	0	0			0	0	0
All-in costs		503	225	197	68			97	121	62
Ounces sold - equity basis (000s ounces)		547	281	181	85			132	148	95
Cost of sales per ounce	h,i	842	719	1,007	665			852	1,072	868
Total cash costs per ounce	i	594	489	769	569			557	598	540

Total cash costs per ounce (on a co-product basis)	i,j	595	490	770	569			631	598	542
All-in sustaining costs per ounce	i	752	561	1,088	667			702	811	651

All-in sustaining costs per ounce (on a co-product basis)	i,j	753	562	1,089	667			776	811	653
All-in costs per ounce	i	922	795	1,088	806			724	821	655

All-in costs per ounce (on a co-product basis)	i,j	923	796	1,089	806			798	821	657

BARRICK THIRD QUARTER 2019	84	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 6/30/19
	Footnote	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight[m]	Morila[l,m]
Cost of sales applicable to gold production		88	132	57	103	65	52	37	12	19

Depreciation		(31)	(35)	(11)	(53)	(8)	(7)	(7)	(2)	(8)

By-product credits		(2)	(1)	0	0	0	0	(2)	0	0

Non-recurring items	d	1	0	0	0	0	0	0	0	0

Other		0	0	0	0	0	0	0	0	0

Non-controlling interests		0	(34)	0	(5)	0	0	0	0	0
Total cash costs		56	62	46	45	57	45	28	10	11
General & administrative costs		0	6	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	1	0	1	1	1	1	0	0	0

Minesite sustaining capital expenditures	f	19	11	16	2	12	9	4	1	0

Sustaining leases		0	1	1	0	1	0	3	0	0

Rehabilitation - accretion and amortization (operating sites)	g	2	2	1	0	0	1	3	1	0

Non-controlling interests		0	(7)	0	(1)	0	0	0	0	0
All-in sustaining costs		78	75	65	47	71	56	38	12	11
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0	0	0

Project capital expenditures	f	0	5	0	0	0	0	0	0	0

Non-controlling interests		0	(2)	0	0	0	0	0	0	0
All-in costs		78	78	65	47	71	56	38	12	11
Ounces sold - equity basis (000s ounces)		74	92	55	59	63	56	38	6	7
Cost of sales per ounce	h,i	1,186	920	1,038	1,562	1,032	953	952	2,336	2,585
Total cash costs per ounce	i	746	659	846	750	893	822	732	2,037	1,446

Total cash costs per ounce (on a co-product basis)	i,j	775	665	847	752	903	825	772	2,076	1,450
All-in sustaining costs per ounce	i	1,046	792	1,204	802	1,112	1,015	998	2,434	1,449

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,075	798	1,205	804	1,122	1,018	1,038	2,473	1,453
All-in costs per ounce	i	1,046	817	1,204	803	1,112	1,017	998	2,434	1,449

All-in costs per ounce (on a co-product basis)	i,j	1,075	823	1,205	805	1,122	1,020	1,038	2,473	1,453

BARRICK THIRD QUARTER 2019	85	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 9/30/18
	Footnote	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
Cost of sales applicable to gold production		534	224	250	60			196

Depreciation		(182)	(102)	(73)	(7)			(48)

By-product credits		0	0	0	0			(23)

Non-recurring items	d	0	0	0	0			0

Other		0	0	0	0			0

Non-controlling interests		0	0	0	0			(49)
Total cash costs		352	122	177	53			76
General & administrative costs		0	0	0	0			0

Minesite exploration and evaluation costs	e	7	2	5	0			0

Minesite sustaining capital expenditures	f	59	22	34	3			39

Rehabilitation - accretion and amortization (operating sites)	g	13	11	1	1			3

Non-controlling interests		(3)	0	(3)	0			(17)
All-in sustaining costs		428	157	214	57			101
Project exploration and evaluation and project costs	e	0	0	0	0			0

Project capital expenditures	f	97	75	0	12			0

Non-controlling interests		0	0	0	0			0
All-in costs		525	232	214	69			101
Ounces sold - equity basis (000s ounces)		671	354	242	75			147
Cost of sales per ounce	h,i	800	630	1,047	805			803
Total cash costs per ounce	i	526	342	738	711			517

Total cash costs per ounce (on a co-product basis)	i,j	527	342	740	711			600
All-in sustaining costs per ounce	i	640	444	892	757			688

All-in sustaining costs per ounce (on a co-product basis)	i,j	641	444	894	757			771
All-in costs per ounce	i	788	657	892	920			688

All-in costs per ounce (on a co-product basis)	i,j	789	657	894	920			771

BARRICK THIRD QUARTER 2019	86	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the three months ended 9/30/18
	Footnote	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight[m]	Morilal.m
Cost of sales applicable to gold production		55	114	70		66	44	49	13

Depreciation		(24)	(19)	(12)		(11)	(4)	(14)	(1)

By-product credits		(2)	(1)	(1)		(1)	(1)	(3)	0

Non-recurring items	d	0	0	0		(7)	0	0	0

Other		0	0	0		0	0	0	0

Non-controlling interests		0	(33)	0		0	0	0	0
Total cash costs		29	61	57		47	39	32	12
General & administrative costs		0	8	0		0	0	0	0

Minesite exploration and evaluation costs	e	0	0	2		0	0	0	0

Minesite sustaining capital expenditures	f	20	19	4		20	9	4	1

Rehabilitation - accretion and amortization (operating sites)	g	1	1	1		0	1	6	1

Non-controlling interests		0	(14)	0		0	0	0	0
All-in sustaining costs		50	75	64		67	49	42	14

Project exploration and evaluation and project costs	e	0	0	0		0	0	0	0

Project capital expenditures	f	0	4	0		0	0	1	0

Non-controlling interests		0	(1)	0		0	0	0	0
All-in costs		50	78	64		67	49	43	14
Ounces sold - equity basis (000s ounces)		50	87	77		62	39	67	4
Cost of sales per ounce	h,i	1,083	842	923		1,067	1,095	720	2,820
Total cash costs per ounce	i	581	670	753		775	996	472	2,693

Total cash costs per ounce (on a co-product basis)	i,j	611	678	760		786	999	514	2,697
All-in sustaining costs per ounce	i	995	880	840		1,084	1,247	631	3,052

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,025	888	847		1,095	1,250	673	3,056
All-in costs per ounce	i	995	911	840		1,084	1,248	644	3,052

All-in costs per ounce (on a co-product basis)	i,j	1,025	919	847		1,095	1,251	686	3,056

BARRICK THIRD QUARTER 2019	87	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the nine months ended 9/30/2019
	Footnote	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix	Long Canyon	Pueblo Viejo	Loulo- Gounkoto	Kibali
Cost of sales applicable to gold production		1,807	549	874	270	68	46	532	565	297

Depreciation		(533)	(182)	(220)	(85)	(14)	(32)	(141)	(222)	(144)

By-product credits		(25)	(1)	(1)	(1)	(22)	0	(49)	0	0

Non-recurring items	d	(9)	0	(9)	0	0	0	(1)	0	0

Other		0	0	0	0			0	0	0

Non-controlling interests		(234)	(45)	(134)	(37)	(13)	(5)	(139)	(69)	0
Total cash costs		1,006	321	510	147	19	9	202	274	153
General & administrative costs		0	0	0	0	0	0	0	0	0

Minesite exploration and evaluation costs	e	20	5	9	3	0	3	0	7	1

Minesite sustaining capital expenditures	f	343	64	215	41	14	9	84	119	32

Sustaining leases		1	0	0	1	0	0	0	3	0

Rehabilitation - accretion and amortization (operating sites)	g	30	12	10	3	4	1	6	0	0

Non-controlling interests		(95)	(15)	(57)	(12)	(6)	(5)	(36)	(26)	0
All-in sustaining costs		1,305	387	687	183	31	17	256	377	186
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	3	0	0

Project capital expenditures	f	257	180	0	34	0	0	0	3	2

Non-controlling interests		(31)	(18)	0	(5)	0	0	0	(1)	0
All-in costs		1,531	549	687	212	31	17	259	379	188
Ounces sold - equity basis (000s ounces)		1,658	666	692	257	19	24	410	431	274
Cost of sales per ounce	h,i	881	725	1,015	797	2,186	1,170	783	1,047	1,081
Total cash costs per ounce	i	608	482	738	570	1,010	353	492	635	555

Total cash costs per ounce (on a co-product basis)	i,j	609	483	739	572	1,734	354	568	635	555
All-in sustaining costs per ounce	i	789	580	992	710	1,622	714	623	875	678

All-in sustaining costs per ounce (on a co-product basis)	i,j	790	581	993	712	2,346	715	699	875	678
All-in costs per ounce	i	926	818	992	825	1,622	714	632	880	685

All-in costs per ounce (on a co-product basis)	i,j	927	819	993	827	2,346	715	708	880	685

BARRICK THIRD QUARTER 2019	88	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)					For the nine months ended 9/30/2019
	Footnote	Veladero	Tanzania	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte
Cost of sales applicable to gold production		241	347	179	303	209	160	139

Depreciation		(86)	(84)	(32)	(141)	(30)	(20)	(19)

By-product credits		(5)	(3)	0	0	(2)	(1)	(6)

Non-recurring items	d	(1)	0	0	0	0	(2)	(18)

Other		0	0	0	0		0	0

Non-controlling interests		0	(94)	0	(17)	0	0	0
Total cash costs		149	166	147	145	177	137	96
General & administrative costs		0	27	0	0	0	0	0

Minesite exploration and evaluation costs	e	2	0	4	2	1	1	2

Minesite sustaining capital expenditures	f	63	35	46	8	34	32	11

Sustaining leases		2	1	4	1	2	0	8

Rehabilitation - accretion and amortization (operating sites)	g	4	4	2	0	(1)	2	7

Non-controlling interests		0	(24)	0	(1)	0	0	0
All-in sustaining costs		220	209	203	155	213	172	124
Project exploration and evaluation and project costs	e	0	0	0	0	0	0	0

Project capital expenditures	f	15	10	0	0	0	0	0

Non-controlling interests		0	(3)	0	0	0	0	0
All-in costs		235	216	203	155	213	172	124
Ounces sold - equity basis (000s ounces)		201	218	171	186	203	164	108
Cost of sales per ounce	h,i	1,206	1,017	1,047	1,467	1,029	977	1,285
Total cash costs per ounce	i	742	760	857	781	871	843	879

Total cash costs per ounce (on a co-product basis)	i,j	768	768	860	783	882	847	931
All-in sustaining costs per ounce	i	1,093	875	1,186	837	1,047	1,061	1,133

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,119	883	1,189	839	1,058	1,065	1,185
All-in costs per ounce	i	1,169	905	1,186	837	1,047	1,062	1,131

All-in costs per ounce (on a co-product basis)	i,j	1,195	913	1,189	839	1,058	1,066	1,183

BARRICK THIRD QUARTER 2019	89	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)				For the nine months ended 9/30/2018
	Footnote	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
Cost of sales applicable to gold production		1,394	595	647	152			540

Depreciation		(483)	(274)	(188)	(21)			(132)

By-product credits		(2)	0	(2)	0			(73)

Non-recurring items	d	0	0	0	0			0

Other		0	0	0	0			1

Non-controlling interests		0	0	0	0			(134)
Total cash costs		909	321	457	131			202
General & administrative costs		0	0	0	0			0

Minesite exploration and evaluation costs	e	16	6	10	0			0

Minesite sustaining capital expenditures	f	215	49	153	13			110

Rehabilitation - accretion and amortization (operating sites)	g	23	19	3	1			7

Non-controlling interests		(6)		(6)	0			(47)
All-in sustaining costs		1,157	395	617	145			272
Project exploration and evaluation and project costs	e	0	0	0	0			0

Project capital expenditures	f	265	206	0	29			0

Non-controlling interests		0	0	0	0			0
All-in costs		1,422	601	617	174			272
Ounces sold - equity basis (000s ounces)		1,698	911	591	196			420
Cost of sales per ounce	h,i	822	653	1,098	777			775
Total cash costs per ounce	i	536	352	775	671			481

Total cash costs per ounce (on a co-product basis)	i,j	537	352	778	671			581
All-in sustaining costs per ounce	i	682	433	1,046	743			648

All-in sustaining costs per ounce (on a co-product basis)	i,j	683	433	1,049	743			748
All-in costs per ounce	i	840	660	1,046	891			648

All-in costs per ounce (on a co-product basis)	i,j	841	660	1,049	891			748

BARRICK THIRD QUARTER 2019	90	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)						For the nine months ended 9/30/2018
	Footnote	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight[m]	Morila[l,m]
Cost of sales applicable to gold production		212	342	224		159	143	129	39

Depreciation		(89)	(66)	(42)		(28)	(11)	(36)	0

By-product credits		(6)	(3)	(1)		(2)	(1)	(10)	0

Non-recurring items	d	0	0	0		(17)	0	0	0

Other		0	0	0		0	0	0	0

Non-controlling interests		0	(98)	0		0	0	0	0
Total cash costs		117	175	181		112	131	83	39
General & administrative costs		0	18	0		0	0	0	0

Minesite exploration and evaluation costs	e	1	0	8		0	0	1	0

Minesite sustaining capital expenditures	f	84	65	17		45	25	13	2

Rehabilitation - accretion and amortization (operating sites)	g	1	3	3		0	3	23	2

Non-controlling interests		0	(31)	0		0	0	0	0
All-in sustaining costs		203	230	209		157	159	120	43
Project exploration and evaluation and project costs	e	0	0	0		0	0	0	0

Project capital expenditures	f	0	9	0		0	0	2	0

Non-controlling interests		0	(3)	0		0	0	0	0
All-in costs		203	236	209		157	159	122	43
Ounces sold - equity basis (000s ounces)		206	247	259		141	120	201	20
Cost of sales per ounce	h,i	1,027	884	870		1,129	1,186	639	1,927
Total cash costs per ounce	i	560	690	702		800	1,091	409	1,934

Total cash costs per ounce (on a co-product basis)	i,j	586	697	707		816	1,095	461	1,940
All-in sustaining costs per ounce	i	980	922	809		1,116	1,321	596	2,145

All-in sustaining costs per ounce (on a co-product basis)	i,j	1,006	929	814		1,132	1,325	648	2,151
All-in costs per ounce	i	980	946	809		1,116	1,323	605	2,145

All-in costs per ounce (on a co-product basis)	i,j	1,006	953	814		1,132	1,327	657	2,151

a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.	Non-recurring items

Non-recurring items in 2019 relate to organizational restructuring. These costs are not indicative of our cost of production and have been excluded from the calculation of total cash costs.

BARRICK THIRD QUARTER 2019	91	MANAGEMENT’S DISCUSSION AND ANALYSIS

e.	Exploration and evaluation costs

Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 70 of this MD&A.

f.	Capital expenditures

Capital expenditures are related to our gold sites only and are presented on a 100% cash basis starting from January 1, 2019 and on a 100% accrued basis for the three and nine month periods ended September 30, 2018. They are split between minesite sustaining and project capital expenditures. Project capital expenditures are distinct projects designed to increase the net present value of the mine and are not related to current production. Significant projects in the current year are stripping at Rangefront declines, Cortez Crossroads, the Goldrush exploration declines, the Deep South Expansion, and construction of the third shaft at Turquoise Ridge. Refer to page 68 of this MD&A.

g.	Rehabilitation - accretion and amortization

Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.

h.	Cost of sales per ounce

Cost of sales applicable to gold per ounce is calculated using cost of sales on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards.

i.	Per ounce figures

Cost of sales per ounce, total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.

j.	Co-product costs per ounce

Total cash costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce presented on a co-product basis removes the impact of by-product credits of our gold production (net of non-controlling interest) calculated as:

($ millions)	For the three months ended 9/30/19
	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix	Long Canyon	Pueblo Viejo	Loulo- Gounkoto	Kibali
By-product credits	25	1	1	1	22	0	17	0	0

Non-controlling interest	(9)	0	0	0	(9)	0	(6)	0	0
By-product credits (net of non-controlling interest)	16	1	1	1	13	0	11	0	0

($ millions)	For the three months ended 9/30/19
			Veladero	Tanzania	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte
By-product credits			1	1	0	0	1	1	2

Non-controlling interest			0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)			1	1	0	0	1	1	2

($ millions)	For the three months ended 6/30/19
	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
By-product credits	0	0	0	0			16	0	0

Non-controlling interest	0	0	0	0			(6)	0	0
By-product credits (net of non-controlling interest)	0	0	0	0			10	0	0

($ millions)	For the three months ended 6/30/19
	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila
By-product credits	2	1	0	0	0	0	2	0	0

Non-controlling interest	0	(1)	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	2	0	0	0	0	0	2	0	0

BARRICK THIRD QUARTER 2019	92	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions)	For the three months ended 9/30/18
	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
By-product credits	0	0	0	0			23

Non-controlling interest	0	0	0	0			(10)
By-product credits (net of non-controlling interest)	0	0	0	0			13

($ millions)	For the three months ended 9/30/18
	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight	Morila[l]
By-product credits	2	1	1		1	1	3	0	0

Non-controlling interest	0	(1)	0		0	0	0	0	0
By-product credits (net of non-controlling interest)	2	0	1		1	1	3	0	0

($ millions)	For the nine months ended 9/30/2019
	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix	Long Canyon	Pueblo Viejo	Loulo- Gounkoto	Kibali
By-product credits	25	1	1	1	22	0	49	0	0

Non-controlling interest	(9)	0	0	0	(9)	0	(18)	0	0
By-product credits (net of non-controlling interest)	16	1	1	1	13	0	31	0	0

($ millions)	For the nine months ended 9/30/2019
	Veladero	Tanzania	Kalgoorlie	Tongon	Porgera	Hemlo	Lagunas Norte	Golden Sunlight[m]	Morila[m]
By-product credits	5	3	0	0	2	1	6	0	0

Non-controlling interest	0	(1)	0	0	0	0	0	0	0
By-product credits (net of non-controlling interest)	5	2	0	0	2	1	6	0	0

($ millions)	For the nine months ended 9/30/2018
	Nevada Gold Mines[a]	Cortez	Carlin[b]	Turquoise Ridge[c]	Phoenix[k]	Long Canyon[k]	Pueblo Viejo	Loulo- Gounkoto[l]	Kibali[l]
By-product credits	2	0	2	0			73

Non-controlling interest	0	0	0	0			(30)
By-product credits (net of non-controlling interest)	2	0	2	0			43

($ millions)	For the nine months ended 9/30/2018
	Veladero	Tanzania	Kalgoorlie	Tongon[l]	Porgera	Hemlo	Lagunas Norte	Golden Sunlight[m]	Morila[l]
By-product credits	6	3	1		2	1	10	0	0

Non-controlling interest	0	(1)	0		0	0	0	0	0
By-product credits (net of non-controlling interest)	6	2	1		2	1	10	0	0

k.

The results for the three months ended June 30, 2019 and the three and nine months ended September 30, 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the formation of Nevada Gold Mines. Therefore, no comparative figures are provided.

l.

The results for the three and nine months ended September 30, 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

m.

With the end of mining at Golden Sunlight and Morila in the second quarter of 2019 as previously reported, we have ceased to include production or non-GAAP cost metrics for these sites from July 1, 2019 onwards.

BARRICK THIRD QUARTER 2019	93	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

($ millions, except per pound information in dollars)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18

Cost of sales	49	101	144	281	348

Depreciation/amortization	(13)	(28)	(37)	(83)	(86)

Treatment and refinement charges	18	25	43	74	103

Cash cost of sales applicable to equity method investments	59	69	81	194	203

Less: royalties and production taxes[a]	(5)	(9)	(10)	(26)	(29)

By-product credits	(3)	(2)	(1)	(8)	(4)

Other	0	(5)	0	(5)	0

C1 cash cost of sales	105	151	220	427	535

General & administrative costs	5	6	7	16	23

Rehabilitation - accretion and amortization	2	3	5	8	13

Royalties and production taxes[a]	5	9	10	26	29

Minesite exploration and evaluation costs	1	1	1	4	2

Minesite sustaining capital expenditures	48	48	65	155	153

Sustaining leases	0	1	0	2	0

Inventory write-downs	0	0	0	0	0

All-in sustaining costs	166	219	308	638	755

Pounds sold - consolidated basis (millions pounds)	65	96	114	264	273

Cost of sales per pound[b,c]	2.00	2.04	2.18	2.10	2.22

C1 cash cost per pound[b]	1.62	1.59	1.94	1.62	1.97

All-in sustaining costs per pound[b]	2.58	2.28	2.71	2.42	2.76
a.

For the three and nine month periods ended September 30, 2019, royalties and production taxes include royalties of $5 million and $26 million, respectively (June 30, 2019: $9 million and September 30, 2018: $11 million and $28 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2019	94	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

($ millions, except per pound information in dollars)			For the three months ended
	9/30/19			6/30/19			9/30/18
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	57	49	24	72	101	25	70	144	36

Depreciation/amortization	(17)	(13)	(5)	(22)	(28)	(6)	(16)	(37)	(8)

Treatment and refinement charges	0	14	4	0	20	5	0	36	7

Less: royalties and production taxes[a]	0	(5)	0	0	(9)	0	0	(11)	1

By-product credits	0	0	(3)	0	0	(2)	0	0	(1)

Other	0	0	0	0	(5)	0	0	0	0

C1 cash cost of sales	40	45	20	50	79	22	54	132	35

Rehabilitation - accretion and amortization	0	2	0	1	2	0	0	5	0

Royalties and production taxes[a]	0	5	0	0	9	0	0	11	(1)

Minesite exploration and evaluation costs	1	0	0	1	0	0	0	1	0

Minesite sustaining capital expenditures	7	37	4	7	40	1	7	55	3

Sustaining leases	0	0	0	0	1	0	0	0	0

All-in sustaining costs	48	89	24	59	131	23	61	204	37

Pounds sold - consolidated basis (millions pounds)	26	24	15	31	48	17	28	65	21

Cost of sales per pound[b,c]	2.18	2.04	1.63	2.32	2.07	1.45	2.59	2.21	1.66

C1 cash cost per pound[b]	1.55	1.83	1.42	1.61	1.70	1.22	1.98	2.05	1.56

All-in sustaining costs per pound[b]	1.91	3.66	1.65	1.85	2.78	1.31	2.29	3.12	1.67

($ millions, except per pound information in dollars)			For the nine months ended
	9/30/19			9/30/18
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid

Cost of sales	203	281	71	185	348	75

Depreciation/amortization	(60)	(83)	(20)	(40)	(86)	(16)

Treatment and refinement charges	0	60	14	0	89	14

Less: royalties and production taxes[a]	0	(26)	0	0	(28)	(1)

By-product credits	0	0	(8)	0	0	(4)

Other	0	(5)	0	0	0	0

C1 cash cost of sales	143	227	57	145	323	68

Rehabilitation - accretion and amortization	1	7	0	0	13	0

Royalties and production taxes[a]	0	26	0	0	28	1

Minesite exploration and evaluation costs	4	0	0	0	2	0

Minesite sustaining capital expenditures	18	129	8	33	107	13

Sustaining leases	0	2	0	0	0	0

Inventory write-downs	0	0	0	0	0	0

All-in sustaining costs	166	391	65	178	473	82

Pounds sold - consolidated basis (millions pounds)	85	133	46	73	157	43

Cost of sales per pound[b,c]	2.39	2.11	1.54	2.55	2.22	1.73

C1 cash cost per pound[b]	1.69	1.71	1.25	2.00	2.07	1.55

All-in sustaining costs per pound[b]	1.97	2.94	1.42	2.46	3.01	1.88
a.

For the three and nine month period ended September 30, 2019, royalties and production taxes include royalties of $5 million and $26 million, respectively (June 30, 2019: $12 million and September 30, 2018: $11 million and $28 million, respectively).

b.	Cost of sales per pound, C1 cash costs per pound and all-in sustaining costs per pound may not calculate based on amounts presented in this table due to rounding.
c.

Cost of sales applicable to copper per pound is calculated using cost of sales including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

BARRICK THIRD QUARTER 2019	95	MANAGEMENT’S DISCUSSION AND ANALYSIS

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

•	Income tax expense;
•	Finance costs;
•	Finance income;
•	Depreciation; and
•	Income tax expense, finance costs, finance income and depreciation from equity investees.

Management believes that EBITDA is a valuable indicator of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of impairment charges; acquisition/disposition gains/losses; foreign currency translation gains/losses; other expense adjustments; and unrealized gains on non-hedge derivative instruments. We believe these items provide a greater level of consistency with the adjusting items included in our Adjusted Net Earnings reconciliation, with the exception that these amounts are adjusted to remove any impact on finance costs/income, income tax expense and/or depreciation, including the impact incurred in our equity method accounted investments, as they do not affect EBITDA. We believe this additional information will assist analysts, investors and other stakeholders of Barrick in better understanding our ability to generate liquidity from operating cash flow, by excluding these amounts from the calculation as they are not indicative of the performance of our core mining business and not necessarily reflective of the underlying operating results for the periods presented.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

Reconciliation of Net Earnings to EBITDA and Adjusted EBITDA

($ millions)	For the three months ended			For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18

Net earnings (loss)	2,435	223	(386)	2,798	(270)

Income tax expense	791	41	105	999	422

Finance costs, net[a]	106	98	136	304	363

Depreciation	559	466	363	1,460	1,016

EBITDA	3,891	828	218	5,561	1,531

Impairment charges related to intangibles, goodwill, property, plant and equipment, and investments[b]	(872)	12	431	(857)	492

Acquisition/disposition (gains) losses[c]	(1,901)	(12)	(1)	(1,913)	(49)

Loss on currency translation	40	(6)	62	56	152

Other expense (income) adjustments[d]	53	58	39	158	75

Unrealized (gains) losses on non-hedge derivative instruments	1	0	0	0	0

Income tax expense, net finance costs, and depreciation from equity investees	85	92	27	266	73

Adjusted EBITDA	1,297	972	776	3,271	2,274
a.	Finance costs exclude accretion.
b.

Net impairment reversals for the three and nine month periods ended September 30, 2019 primarily relate to non-current asset reversals at Lumwana, partially offset by impairments at Cortez and Lagunas Norte. For the three and nine months ended September 30, 2018, net impairment charges primarily relate to non-current asset impairments at Lagunas Norte.

c.

Acquisition/disposition gains for the three and nine month periods ended September 30, 2019 primarily relate to the gain on the remeasurement of Turquoise Ridge to fair value as a result of its contribution to Nevada Gold Mines.

d.

Other expense adjustments for the three and nine month periods ended September 30, 2019 primarily relate to severance costs as a result of the implementation of a number of organizational reductions, the impact of changes in the discount rate assumptions on our closed mine rehabilitation provision and transaction costs related to Nevada Gold Mines and Acacia.

BARRICK THIRD QUARTER 2019	96	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Income to EBITDA by operating site

($ millions)	For the three months ended 9/30/19
	Nevada Gold Mines[a] (61.5%)	Cortez (61.5%)	Carlin[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Tanzania (63.9%)
Income	237	77	121	38	104	64	25	14	0

Depreciation	166	32	62	43	29	61	57	25	16
EBITDA	403	109	183	81	133	125	82	39	16

	For the three months ended 6/30/19
	Nevada Gold Mines[a] (100%)	Cortez (100%)	Carlin[b] (100%)	Turquoise Ridge[c] (75%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Tanzania (63.9%)
Income	244	158	33	53	75	32	43	12	24

Depreciation	127	65	53	9	29	70	31	31	22
EBITDA	371	223	86	62	104	102	74	43	46

	For the three months ended 9/30/18
	Nevada Gold Mines[a] (100%)	Cortez (100%)	Carlin[b] (100%)	Turquoise Ridge[c] (75%)	Pueblo Viejo (60%)	Loulo-Gounkoto[d]	Kibali[d]	Veladero (50%)	Tanzania (63.9%)
Income	271	199	42	30	74			6	22

Depreciation	183	102	73	7	29			24	13
EBITDA	454	301	115	37	103			30	35

($ millions)	For the nine months ended 9/30/2019
	Nevada Gold Mines[a] (61.5%)	Cortez (61.5%)	Carlin[b] (61.5%)	Turquoise Ridge[c] (61.5%)	Pueblo Viejo (60%)	Loulo-Gounkoto (80%)	Kibali (45%)	Veladero (50%)	Tanzania (63.9%)
Income	773	390	237	145	277	125	78	36	23

Depreciation	429	161	181	58	86	178	144	86	55
EBITDA	1,202	551	418	203	363	303	222	122	78

($ millions)	For the nine months ended 9/30/2018
	Nevada Gold Mines[a] (100%)	Cortez (100%)	Carlin[b] (100%)	Turquoise Ridge[c] (75%)	Pueblo Viejo (60%)	Loulo-Gounkoto[d]	Kibali[d]	Veladero (50%)	Tanzania (63.9%)
Income	751	550	104	97	256			58	89

Depreciation	483	274	188	21	81			89	42
EBITDA	1,234	824	292	118	337			147	131
a.

Represents the combined results of Cortez, Goldstrike (including our 60% share of South Arturo) and our 75% interest in Turquoise Ridge until June 30, 2019. Commencing July 1, 2019, the date Nevada Gold Mines was established, the results represent our 61.5% interest in Cortez, Carlin (including Goldstrike and 60% of South Arturo), Turquoise Ridge (including Twin Creeks), Phoenix and Long Canyon.

b.

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin were contributed to Nevada Gold Mines and are now referred to as Carlin. As a result, the amounts presented represent Goldstrike on a 100% basis (including our 60% share of South Arturo) up until June 30, 2019, and the combined results of Carlin and Goldstrike (including our 60% share of South Arturo) on a 61.5% basis thereafter.

c.

Barrick owned 75% of Turquoise Ridge through the end of the second quarter of 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was proportionately consolidated on the basis that the joint venture partners that have joint control have rights to the assets and obligations for the liabilities relating to the arrangement. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines. Starting July 1, 2019, the results represent our 61.5% share of Turquoise Ridge and Twin Creeks, now referred to as Turquoise Ridge.

d.

The results for the three and nine months ended September 30, 2018 did not form a part of the Barrick consolidated results as these sites were acquired as a result of the Merger. Therefore, no comparative figures are provided.

BARRICK THIRD QUARTER 2019	97	MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Price

Realized price is a non-GAAP financial measure which excludes from sales:

•	Unrealized gains and losses on non-hedge derivative contracts;
•	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
•	Sales attributable to ore purchase arrangements;
•	Treatment and refining charges; and
•	Export duties.

This measure is intended to enable Management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market values of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices, so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues as well as treatment and refining charges that are paid to the refiner on gold and copper concentrate sales that are netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our Company’s past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/pound information in dollars)	Gold			Copper			Gold		Copper
	For the three months ended						For the nine months ended
	9/30/19	6/30/19	9/30/18	9/30/19	6/30/19	9/30/18	9/30/19	9/30/18	9/30/19	9/30/18

Sales	2,585	1,937	1,661	45	103	145	6,428	4,866	311	368

Sales applicable to non-controlling interests	(748)	(240)	(179)	0	0	0	(1,212)	(537)	0	0

Sales applicable to equity method investments[a,b]	140	135	0	100	124	126	404	0	345	326

Realized non-hedge gold/copper derivative (losses) gains	0	1	0	0	0	0	1	2	0	0

Sales applicable to sites in care and maintenance[c]	(32)	(26)	(22)	0	0	0	(84)	(83)	0	0

Treatment and refinement charges	0	0	0	18	25	43	0	1	74	103

Export duties	0	0	3	0	0	0	0	3	0	0

Revenues – as adjusted	1,945	1,807	1,463	163	252	314	5,537	4,252	730	797

Ounces/pounds sold (000s ounces/millions pounds)[c]	1,318	1,372	1,204	65	96	114	4,055	3,312	264	273

Realized gold/copper price per ounce/pound[d]	1,476	1,317	1,216	2.55	2.62	2.76	1,365	1,284	2.78	2.92
a.

Represents sales of $133 million and $375 million, respectively, for the three and nine month periods ended September 30, 2019 (June 30, 2019: $125 million and September 30, 2018: $nil and $nil, respectively) applicable to our 45% equity method investment in Kibali of $8 million and $30 million, respectively (June 30, 2019: $10 million and September 30, 2018: $nil and $nil, respectively) applicable to our 40% equity method investment in Morila for gold. Represents sales of $66 million and $233 million, respectively, for the three and nine months ended September 30, 2019 (June 30, 2019: $86 million and September 30, 2018: $74 million and $216 million, respectively) applicable to our 50% equity method investment in Zaldívar and $37 million and $125 million, respectively (June 30, 2019: $44 million and September 30, 2018: $58 million and $124 million, respectively) applicable to our 50% equity method investment in Jabal Sayid for copper.

b.	Sales applicable to equity method investments are net of treatment and refinement charges.
c.

Figures exclude Pierina, and starting in the third quarter of 2019, Golden Sunlight and Morila, from the calculation of realized price per ounce as the mine is mining incidental ounces as it enters closure.

d.	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK THIRD QUARTER 2019	98	MANAGEMENT’S DISCUSSION AND ANALYSIS

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Steven Yopps, MMSA, Director - Metallurgy, North America; Chad Yuhasz, P.Geo, Mineral Resource Manager, Latin America and Australia Pacific; Simon Bottoms, CGeol, MGeol, FGS, MAusIMM, Mineral Resources Manager: Africa and Middle East; Rodney Quick, MSc, Pr. Sci.Nat, Mineral Resource Management and Evaluation Executive; John Steele, CIM, Metallurgy, Engineering and Capital Projects Executive; and Rob Krcmarov, FAusIMM, Executive Vice President, Exploration and Growth – each a “Qualified Person” as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

All mineral reserve and mineral resource estimates are estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Unless otherwise noted, such mineral reserve and mineral resource estimates are as of December 31, 2018.

ENDNOTES

[1]

These are non-GAAP financial performance measures with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. For further information and a detailed reconciliation of each non-GAAP measure to the most directly comparable IFRS measure, please see pages 77 to 98 of this MD&A.

[2]

Cost of sales applicable to gold per ounce is calculated using cost of sales applicable to gold on an attributable basis (removing the non-controlling interest of 40% Pueblo Viejo, 36.1% Tanzania (notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience) and 40% South Arturo from cost of sales (63.1% of South Arturo from July 1, 2019 onwards as a result of its contribution to Nevada Gold Mines)), divided by attributable gold ounces. The non-controlling interest of 20% Loulo-Gounkoto and 10.3% of Tongon is also removed from cost of sales and our proportionate share of cost of sales attributable to equity method investments (Kibali and Morila) is included commencing January 1, 2019, the effective date of the Merger. Also removes the non-controlling interest of 38.5% Nevada Gold Mines from cost of sales from July 1, 2019 onwards. Cost of sales applicable to copper per pound is calculated using cost of sales applicable to copper including our proportionate share of cost of sales attributable to equity method investments (Zaldívar and Jabal Sayid), divided by consolidated copper pounds (including our proportionate share of copper pounds from our equity method investments).

[3]

The term “Acacia Exploration Special Dividends” refers to special dividends potentially payable by Barrick to former shareholders of Acacia, as a consequence of the sales process to realize value from the sale (if any) of certain of Acacia’s exploration assets located in the Republic of Kenya, the Republic of Mali and Burkina Faso, and excluding the sale of Acacia’s interests in the Nyanzaga Gold Project in Tanzania and the South Houndé Project in Burkina Faso, for which Acacia had already commenced and advanced sales processes.

[4]

A Tier One Gold Asset is a mine with a stated life in excess of 10 years with 2017 production of at least 500,000 ounces of gold and 2017 total cash cost per ounce within the bottom half of Wood Mackenzie’s cost curve tools (excluding state-owned and privately-owned mines). For purposes of determining Tier One Gold Assets, Total cash cost per ounce is based on data from Wood Mackenzie as of August 31, 2018. The Wood Mackenzie calculation of Total cash cost per ounce may not be identical to the manner in which Barrick calculates comparable measures. Total cash cost per ounce is a non-GAAP financial performance measure with no standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Total cash cost per ounce should not be considered by investors as an alternative to operating profit, net profit attributable to shareholders, or to other IFRS measures. Barrick believes that Total cash cost per ounce is a useful indicator for investors and management of a mining company’s performance as it provides an indication of a company’s profitability and efficiency, the trends in cash costs as the company’s operations mature, and a benchmark of performance to allow for comparison against other companies. Wood Mackenzie is an independent third party research and consultancy firm that provides data for, among others, the metals and mining industry. Wood Mackenzie does not have any affiliation to Barrick.

[5]	Fourmile Significant Intercepts[1]

Drill Results from Q3 2019
Drill Hole[2]	Azimuth	Dip	Interval (m)	Width (m)[3]	Au (g/t)

			1208.2 - 1209.7	1.5	8

			1238.1 - 1239.3	1.2	73.4

			1279.8 - 1290.5	10.7	24.8

			1304.2 - 1305.7	1.5	8.1

			1319.5 - 1321.0	1.5	5

			1343.8 - 1348.4	4.6	49.4

FM19-11DW1[4]	18	(74)	1351.5 - 1357.6	6.1	21.2

BARRICK THIRD QUARTER 2019	99	MANAGEMENT’S DISCUSSION AND ANALYSIS

			817.5 - 820.5	3	32.2

			826.0 - 827.5	1.5	9.1

			830.6 - 841.3	10.7	8

FM19-37D	251	(80)	845.8 - 848.9	3.0	19.7

FM19-38D	358	(85)	771.0 - 775.7	4.7	9.6

			874.8 - 896.3	21.5	28.5

			900.5 - 904.5	4	38.4

			906.7 - 907.8	1.1	11.2

			913.5 - 923.4	9.9	28.1

FM19-39D	163	(85)	942.8 - 945.8	3	7.2

FM19-41D	108	(83)			no intercepts > 5 gpt Au

FM19-42D	349	(72)			no intercepts > 5 gpt Au

			764.7 - 766.2	1.5	22.5

			949.9 - 956.9	7.0	67

FM19-43D	92	(81)	1078.2 - 1079.4	1.2	8.4

FM19-44D	172	(86)	728.9 - 730.3	1.4	7.1

			692.7 - 697.4	4.7	8.5

FM19-45D	128	(81)	701.8 - 715.7	13.9	11.7

			723.9 - 725.4	1.5	12

			841.6 - 867.2	25.6	80.9

			880.8 - 884.8	4.0	18.8

			888.8 - 890.3	1.5	8.5

FM19-46D	156	(83)	894.6 - 923.6	29.0	54.6

			761.1 - 764.3	3.2	8

FM19-47D	107	(83)	951.2 - 961.0	9.8	48.5

FM19-48D	50	(86)	857.7 - 860.7	3	16.8

			793.4 - 821.7	28.3	26.5

FM19-49D5	303	(81)	828 - 829.5	1.5	5.1

			683.1 - 691.0	7.9	10.9

			694.0 - 697.1	3.1	13.2

FM19-51D	93	(83)	704.7 - 715.1	10.4	10.8

			696.7 - 698.1	1.4	5.3

			722.7 - 730.0	7.3	35.9

			753.2 - 758.5	5.3	134.6

FM19-52D	18	(83)	762.3 - 763.8	1.5	16.1

FM19-53D	149	(74)	739.1 - 742.1	3	14.1

FM19-54D	92	(74)	842.5 -845.2	2.7	19.5

			707.0 - 714.0	7	47.6

			716.6 - 718.7	2.1	18.2

FM19-55D	23	(84)	786.1 - 791.6	5.5	53.6

			687.6 - 689.1	1.5	9.9

			696.8 - 698.3	1.5	13

			867.5 - 875.1	7.6	48.5

FM19-56D	109	(85)	881.2 - 882.6	1.4	6.9

			776.9 - 779.9	3	9.6

FM19-58D	200	(87)	793.1 - 803.8	10.7	38

			546.9 - 548.0	1.1	5.4

FM19-59D	39	(77)	566.3 - 586.4	20.1	16.4

			703.9 - 705.6	1.7	8.3

			719.6 - 724.5	4.9	10.2

FM19-60D	144	(78)	729.8 - 731.2	1.4	5.5

BARRICK THIRD QUARTER 2019	100	MANAGEMENT’S DISCUSSION AND ANALYSIS

			723.6 - 725.7	2.1	9

			727.0 - 728.5	1.5	5.2

			788.8 - 810.1	21.3	35.8

FM19-63D	93	(84)	814.7 - 816.2	1.5	12.9
1.	All intercepts calculated using a 5 g/t Au cutoff and are uncapped; minimum intercept width is 0.8 m; internal dilution is less than 20% total width.
2.	Fourmile drill hole nomenclature: FM (Fourmile) followed by the year (19 for 2019).
3.	True width of intercepts are uncertain at this stage.
4.	Partial results received.
5.	Hole terminated in mineralization.

The drilling results for the Fourmile property contained in this press release have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on the Fourmile property conform to industry accepted quality control methods.

Veladero Significant Intercepts1

Veladero Significant Intervals[1]
Drill results from Q2 2019
							Including
Drill Hole[2]	Type	Azimuth	Dip	Interval (m)	Width (m)	Au (g/t)	Interval (m)	Width (m)	Au (g/t)

DDH-946B	DDH	280	(73)	139.1 - 427.1	288.00	1.23	324 - 410	86.00	3.12

0946	RC	270	(75)	87 - 169	82.00	1.06

0944	RC	300	(70)	166 - 223	57.00	0.64

DDH-943	DDH	265	(80)	231 - 381	150.00	0.54
1.	Significant intervals reported with intervals ≥ 15 m and cutoff ≥ 0.398 ppm Au.
2.	All holes are located in the Cuatro Esquinas target.
3.	Due to the nature of the mineralization - Drilled width approximates True Width

The drilling results for the Veladero property contained in this report have been prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by ALS Minerals, an independent laboratory. Industry accepted best practices for preparation and fire assaying procedures are utilized to determine gold content. Procedures are employed to ensure security of samples. The QA-QC procedures, data verification and assay protocols used in connection with drilling and sampling on the Veladero property conform to industry accepted quality control methods.

[6]	See the Technical Report on the Cortez Joint Venture Operations, dated March 22, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 22, 2019.

[7]	See the Technical Report on the Turquoise Ridge mine, dated March 19, 2019, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2019.

[8]	See the Technical Report on the Pueblo Viejo mine, Sanchez Ramirez Province, Dominican Republic, dated March 19, 2018, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on March 23, 2018.

[9]

See the Technical Report on the Loulo-Gounkoto Gold Mine Complex, Mali, dated September 18, 2018, with an effective date of December 31, 2017, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on January 2, 2019.

[10]

See the Technical Report on the Kibali Gold Mine, Republic of Congo, dated September 18, 2018, with an effective date of December 31, 2017, and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov on January 2, 2019.

BARRICK THIRD QUARTER 2019	101	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Income

Barrick Gold Corporation (in millions of United States dollars, except per share data) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Revenue (notes 5 and 6)	$2,678	$1,837	$6,834	$5,339

Costs and expenses (income)

Cost of sales (notes 5 and 7)	1,889	1,315	4,924	3,643

General and administrative expenses	68	71	181	212

Exploration, evaluation and project expenses	86	89	258	259

Impairment (reversals) charges (notes 9B and 13)	(872)	431	(857)	492

Loss on currency translation	40	62	56	152

Closed mine rehabilitation	5	(6)	46	(6)

Income from equity investees (note 12)	(38)	(19)	(116)	(45)

Loss (gain) on non-hedge derivatives	1	—	—	(3)

Other (income) expense (note 9A)	(1,852)	16	(1,818)	55

Income (loss) before finance costs and income taxes	$3,351	($122)	$4,160	$580

Finance costs, net	(125)	(159)	(363)	(428)
Income (loss) before income taxes	$3,226	($281)	$3,797	$152

Income tax expense (note 10)	(791)	(105)	(999)	(422)

Net income (loss)	$2,435	($386)	$2,798	($270)

Attributable to:

Equity holders of Barrick Gold Corporation	$2,277	($412)	$2,582	($348)

Non-controlling interests	$158	$26	$216	$78

Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation (note 8)

Net income (loss)

Basic	$1.30	($0.35)	$1.47	($0.30)

Diluted	$1.30	($0.35)	$1.47	($0.30)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2019	102	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

Net income (loss)	$2,435	($386)	$2,798	($270)

Other comprehensive (loss) income, net of taxes

Items that may be reclassified subsequently to profit or loss:

Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil, ($1), $nil and ($7)	—	5	—	15

Realized (gains) losses on derivatives designated as cash flow hedges, net of tax $nil, $1, $nil and $1	—	(1)	—	(1)

Currency translation adjustments, net of tax $nil, $nil, $nil and $nil	(1)	(6)	(4)	(4)

Items that will not be reclassified to profit or loss:

Actuarial gain (loss) on post employment benefit obligations, net of tax $nil, $nil, $nil and $nil	—	—	—	1

Net unrealized change on equity investments, net of tax $nil, $nil, $nil and $nil	53	(4)	61	(12)

Net realized change on equity investments, net of tax $nil, $nil, $nil and $nil	—	—	(1)	—

Total other comprehensive income (loss)	52	(6)	56	(1)

Total comprehensive income (loss)	$2,487	($392)	$2,854	($271)

Attributable to:

Equity holders of Barrick Gold Corporation	$2,329	($418)	$2,638	($349)

Non-controlling interests	$158	$26	$216	$78

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2019	103	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flow

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018

OPERATING ACTIVITIES

Net income (loss)	$2,435	($386)	$2,798	($270)

Adjustments for the following items:

Depreciation	559	363	1,460	1,016

Finance costs	129	163	381	440

Impairment (reversals) charges (notes 9B and 13)	(872)	431	(857)	492

Income tax expense (note 10)	791	105	999	422

Remeasurement of Turquoise Ridge to fair value	(1,886)	—	(1,886)	—

Gain on sale of non-current assets	(15)	(1)	(27)	(49)

Loss on currency translation	40	62	56	152

Change in working capital (note 11)	67	167	(263)	(69)

Other operating activities (note 11)	(126)	(63)	(112)	(204)

Operating cash flows before interest and income taxes	1,122	841	2,549	1,930

Interest paid	(31)	(29)	(196)	(212)

Income taxes paid	(87)	(106)	(395)	(364)

Net cash provided by operating activities	1,004	706	1,958	1,354

INVESTING ACTIVITIES

Property, plant and equipment

Capital expenditures (note 5)	(502)	(387)	(1,255)	(1,026)

Sales proceeds	13	1	31	53

Investment (purchases) proceeds	3	—	(4)	(39)

Cash acquired in merger	—	—	751	—

Other investing activities (note 11)	103	—	165	(5)

Net cash used in investing activities	(383)	(386)	(312)	(1,017)

FINANCING ACTIVITIES

Lease repayments	(5)	—	(23)	—

Debt repayments	(264)	(649)	(280)	(680)

Dividends	(67)	(31)	(461)	(94)

Funding from non-controlling interests	102	5	116	17

Disbursements to non-controlling interests	(133)	—	(161)	(82)

Other financing activities	(2)	(29)	(2)	(29)

Net cash used in financing activities	(369)	(704)	(811)	(868)

Effect of exchange rate changes on cash and equivalents	—	(4)	(1)	(6)

Net increase (decrease) in cash and equivalents	252	(388)	834	(537)

Cash and equivalents at the beginning of period	2,153	2,085	1,571	2,234

Cash and equivalents at the end of period	$2,405	$1,697	$2,405	$1,697

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2019	104	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars) (Unaudited)	As at September 30,	As at December 31,
	2019	2018

ASSETS

Current assets

Cash and equivalents (note 14A)	$2,405	$1,571

Accounts receivable	311	248

Inventories	2,265	1,852

Other current assets	529	307

Total current assets	$5,510	$3,978

Non-current assets

Equity in investees (note 12)	4,474	1,234

Property, plant and equipment	24,758	12,826

Goodwill	4,798	1,176

Intangible assets	227	227

Deferred income tax assets	334	259

Non-current portion of inventory	2,434	1,696

Other assets	1,332	1,235

Total assets	$43,867	$22,631

LIABILITIES AND EQUITY

Current liabilities

Accounts payable	$1,337	$1,101

Debt (note 14B)	66	43

Current income tax liabilities	133	203

Other current liabilities	308	321

Total current liabilities	$1,844	$1,668

Non-current liabilities

Debt (note 14B)	5,494	5,695

Provisions	3,664	2,904

Deferred income tax liabilities	2,692	1,236

Other liabilities	1,773	1,743

Total liabilities	$15,467	$13,246

Equity

Capital stock (note 16)	$29,228	$20,883

Deficit	(11,020)	(13,453)

Accumulated other comprehensive loss	(102)	(158)

Other	2,043	321

Total equity attributable to Barrick Gold Corporation shareholders	$20,149	$7,593

Non-controlling interests	8,251	1,792

Total equity	$28,400	$9,385

Contingencies and commitments (notes 5 and 17)

Total liabilities and equity	$43,867	$22,631

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2019	105	FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Changes in Equity

Barrick Gold Corporation		Attributable to equity holders of the company
(in millions of United States dollars) (Unaudited)	Common Shares (in thousands)	Capital stock	Retained deficit	Accumulated other comprehensive income (loss)[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity

At January 1, 2019	1,167,847	$20,883	($13,453)	($158)	$321	$7,593	$1,792	$9,385

Net income	—	—	2,582	—	—	2,582	216	2,798

Total other comprehensive income	—	—	—	56	—	56	—	56

Total comprehensive income	—	—	2,582	56	—	2,638	216	2,854

Transactions with owners

Dividends	—	—	(131)	—	—	(131)	—	(131)

Merger with Randgold Resources Limited	583,669	7,903	—	—	—	7,903	874	8,777

Nevada Gold Mines JV with Newmont Goldcorp Corporation	—	—	—	—	1,645	1,645	5,909	7,554

Acquisition of 36.1% of Acacia Mining plc	24,837	423	—	—	70	493	(495)	(2)

Issued on exercise of stock options	130	1	—	—	—	1	—	1

Funding from non-controlling interests	—	—	—	—	—	—	116	116

Other decrease in non-controlling interest	—	—	—	—	—	—	(161)	(161)

Dividend reinvestment plan (note 16)	1,299	18	(18)	—	—	—	—	—

Share-based payments	—	—	—	—	7	7	—	7

Total transactions with owners	609,935	8,345	(149)	—	1,722	9,918	6,243	16,161

At September 30, 2019	1,777,782	$29,228	($11,020)	($102)	$2,043	$20,149	$8,251	$28,400

At December 31, 2017	1,166,577	$20,893	($11,759)	($169)	$321	$9,286	$1,781	$11,067

Impact of adopting IFRS 15 on January 1, 2018	—	—	64	—	—	64	—	64

At January 1, 2018 (restated)	1,166,577	$20,893	($11,695)	($169)	$321	$9,350	$1,781	$11,131

Net (loss) income	—	—	(348)	—	—	(348)	78	(270)

Total other comprehensive income (loss)	—	—	—	(1)	—	(1)	—	(1)

Total comprehensive (loss) income	—	—	(348)	(1)	—	(349)	78	(271)

Transactions with owners

Dividends	—	—	(94)	—	—	(94)	—	(94)

Issued on exercise of stock options	20	—	—	—	—	—	—	—

Funding from non-controlling interests	—	—	—	—	—	—	17	17

Other decrease in non-controlling interests	—	—	—	—	—	—	(97)	(97)

Dividend reinvestment plan	996	11	(11)	—	—	—	—	—

Total transactions with owners	1,016	11	(105)	—	—	(94)	(80)	(174)

At September 30, 2018	1,167,593	$20,904	($12,148)	($170)	$321	$8,907	$1,779	$10,686
[1]	Includes cumulative translation losses at September 30, 2019: $87 million (September 30, 2018: $77 million).
[2]

Includes additional paid-in capital as at September 30, 2019: $1,998 million (December 31, 2018: $283 million; September 30, 2018: $283 million) and convertible borrowings - equity component as at September 30, 2019: $38 million (December 31, 2018: $38 million; September 30, 2018: $38 million).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

BARRICK THIRD QUARTER 2019	106	FINANCIAL STATEMENTS (UNAUDITED)

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick”, “we” or the “Company”) is a corporation governed by the Business Corporations Act (British Columbia). The Company’s head office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The Company’s registered office is 925 West Georgia Street, Suite 1600, Vancouver, British Columbia, V6C 3L2. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We sell our gold and copper into the world market.

We have ownership interests in producing gold mines that are located in Argentina, Australia, Canada, Côte d’Ivoire, Democratic Republic of Congo, Dominican Republic, Mali, Papua New Guinea, Peru, Tanzania and the United States. We have ownership interests in producing copper mines in Chile, Saudi Arabia and Zambia. We also have various projects located throughout the Americas and Africa. Refer to note 4 for information on acquisitions and divestments occurring during this year.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)    Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim financial statements should be read in conjunction with Barrick’s most recently issued Annual Report which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies were presented in Note 2 of the Annual Consolidated Financial Statements for the year ended December 31, 2018 (“2018 Annual Financial Statements”), and have been consistently applied in the preparation of these interim financial statements, except as otherwise noted in Note 2B. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 5, 2019.

B)    New Accounting Standards Effective in 2019

Impact of Adoption of IFRS 16 Leases

We have adopted the requirements of IFRS 16 Leases (“IFRS 16”) as of January 1, 2019. IFRS 16 specifies how to recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all major leases where a lessee has the right to control the use of an identified asset. We elected to apply IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 Leases and IFRIC 4: Determining Whether an Arrangement Contains a Lease. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized on January 1, 2019. The details of accounting policy changes and the quantitative impact of these changes are described below.

Accounting policy changes

Through 2018, assets acquired via a finance lease were recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment was allocated between the liability and finance cost using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease was charged to the consolidated statements of income as a finance cost. Property, plant and equipment assets acquired under finance leases were depreciated over the shorter of the useful life of the asset and the lease term. All other leases were classified as operating leases. Operating lease payments were recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable;
•	variable lease payments that are based on an index or a rate;
•	amounts expected to be payable by the lessee under residual value guarantees;
•	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option; and
•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability;
•	any lease payments made at or before the commencement date less any lease incentives received;
•	any initial direct costs; and
•	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with

BARRICK THIRD QUARTER 2019	107	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

a lease term of 12 months or less. Low-value assets are generally comprised of IT-equipment and small items of office furniture.

Impact on consolidated financial statements

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as operating leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of January 1, 2019 of 5.83%.

For leases previously classified as finance leases the entity recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are applied after the date of initial application.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018 as previously disclosed in the Company’s 2018 Annual Financial Statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Barrick operating lease commitments disclosed as at December 31, 2018	$167

Add: embedded service contracts not previously assessed as a lease	38

(Less): contracts reassessed as service agreements	(130)

(Less): short-term leases recognized on a straight-line basis as expense	(6)

(Less): low-value leases recognized on a straight-line basis as expense	(1)

(Less): discounting using the lessee’s incremental borrowing rate of at January 1, 2019	(4)

Discounted leases recognized as at January 1, 2019	$64

Add: finance lease liabilities recognized as at December 31, 2018	19

Add: leases acquired as part of the merger with Randgold on January 1, 2019	28

Discounted lease liability recognized as at January 1, 2019	$111

Of which are:

Current lease liabilities	37

Non-current lease liabilities	$74

The recognized right-of-use assets relate to the following types of assets:

	September 30, 2019	January 1, 2019

Buildings, Plant & Equipment	$80	$69

Underground mobile equipment	8	7

Light vehicles and other mobile equipment	6	9

Total right-of-use assets	$94	$85

Right-of use assets were measured at the amount equal to the lease liability, except for onerous contracts.

The change in accounting policy affected the following items in the balance sheet on January 1, 2019:

•	property, plant and equipment - increase by $85 million
•	deferred income tax assets - $nil.
•	debt - increase by $92 million

There was no net impact on deficit on January 1, 2019.

Consolidated net income decreased by $nil and $1 million, respectively, for the three and nine months ended September 30, 2019 as a result of the adoption of IFRS 16.

Practical expedients applied

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

•	the accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases;
•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application;
•	the adjustment of the right-of-use assets at the date of initial application by the amount of any provision for onerous contracts recognized immediately before the date of initial application; and
•	to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

3 > SIGNIFICANT JUDGMENTS, ESTIMATES, ASSUMPTIONS AND RISKS

The judgments, estimates, assumptions and risks discussed here reflect updates from the 2018 Annual Financial Statements. For judgments, estimates, assumptions and risks related to other areas not discussed in these interim consolidated financial statements, please refer to Notes 3 and 28 of the 2018 Annual Financial Statements.

A)    Provision for Environmental Rehabilitation (“PER”)

Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate and foreign exchange rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. We recorded a net increase of $481 million (2018: $66 million net decrease) to the PER at our minesites for the three months ended September 30, 2019 and a net increase of $752 million (2018: $148 million net decrease) for the nine months ended September 30, 2019 primarily due to the contribution of Newmont Goldcorp Corporation’s assets to Nevada Gold Mines LLC on July 1, 2019, the acquisition of Randgold Resources Limited (“Randgold”) on January 1, 2019 and a decrease in the discount rate.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions and are accounted for prospectively. In the fourth quarter of each year, our life of mine plans are updated and that typically results in an update to the rehabilitation provision.

BARRICK THIRD QUARTER 2019	108	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

With respect to our U.S. properties, under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”) and its state law equivalents, present or past owners of a property may be held jointly and severally liable for cleanup costs or forced to undertake remedial actions in response to unpermitted releases of hazardous substances at such property, in addition to, among other potential consequences, potential liability to governmental entities for the cost of damages to natural resources, which may be substantial. These subject properties are referred to as “superfund” sites. In addition to properties that have previously been designated as such, there is a chance that our current or legacy operations not currently designated as superfund sites in the U.S. could also be so designated as a superfund site in the future, exposing Barrick to potential further liability under CERCLA. The U.S. Environmental Protection Agency recently announced it is considering listing on the CERCLA National Priorities List a 322 square mile site in the San Mateo basin in New Mexico (“San Mateo Site”) due to alleged surface and ground water contamination from past uranium mining. The San Mateo Site includes legacy operations of our wholly owned subsidiary Homestake Mining Company of California.

B)    Pascua-Lama

The Pascua-Lama project received $433 million as at September 30, 2019 (December 31, 2018: $443 million) in value added tax (“VAT”) refunds in Chile relating to the development of the Chilean side of the project. Under the current arrangement this amount plus interest, calculated from the date of receipt by Barrick, of up to potentially $371 million (December 31, 2018: $340 million) must be repaid if the project does not evidence exports for an amount of $3,538 million within a term that expires on December 31, 2026. The terms of the current VAT arrangement in Chile are applicable to either an open pit or an underground mine design. In addition, we have recorded $74 million in VAT recoverable in Argentina as at September 30, 2019 (December 31, 2018: $112 million) relating to the development of the Argentine side of the project. These amounts may not be recoverable if the project does not enter into production and are subject to foreign currency risk as the amounts are recoverable in Argentine pesos.

C)    Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will be resolved only when one or more future events, not wholly within our control, occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Refer to note 17 for further details on contingencies.

D)    Zambia Tax Matters

The mining taxes assessed to the Lumwana Mine have contradicted the Development Agreement that was finalized between Lumwana Mining Company Limited (“LMC”) and the Government of Zambia on December 16, 2005. In 2015, the Company began to take steps to preserve its rights under the Development Agreement and started to engage in formal discussions with the government to redress historical tax issues relating to the Development Agreement. On October 3, 2018, a deed of settlement was signed by the Government of Zambia and LMC. The deed provides that, within 30 days of the deed, LMC shall file tax returns for 2012 through 2017, and the government shall have the right to conduct and complete an audit of the returns within 60 days of the deed. LMC has filed the tax returns for 2012 through 2017 and the audit of these tax returns by the Zambian tax authority is expected to be completed in the next three months.

E)    Business Combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make estimates and assumptions with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices, foreign exchange rates, Net Asset Value (“NAV”) multiples, value of reserves outside LOM plans in relation to the assumptions related to comparable entities and the market values per ounce and per pound and discount rates. The excess of the purchase price over the estimated fair value of the net assets acquired is then assigned to goodwill. Refer to note 4 for further details on acquisitions.

4 > ACQUISITIONS AND DIVESTITURES

A) Acacia Mining plc

On September 17, 2019, Barrick acquired all of the shares in Acacia Mining plc (“Acacia”) that we did not already own (36.1%) through a share-for-share exchange of 0.168 Barrick shares and any Acacia Exploration Special Dividends for each ordinary share of Acacia. The Acacia Exploration Special Dividends and any deferred cash consideration dividends (if applicable) will be paid as a consequence of a sales process to realize value from the sale of certain Acacia exploration properties to be undertaken during the two year period following closing. This transaction resulted in the issuance of 24,836,670 Barrick common shares or approximately 1% of Barrick’s share capital.

The difference between the carrying value of the non-controlling interest and the September 16, 2019 closing price of Barrick’s common shares issued was recorded in equity in the third quarter of 2019 in the amount of $70 million.

Notwithstanding the completion of the Acacia transaction on September 17, 2019, we consolidated our interest in Acacia and recorded a non-controlling interest of 36.1% in the income statement for the entirety of the third quarter of 2019 as a matter of convenience. As at September 30, 2019, we derecognized the non-controlling interest on the balance sheet related to our former 63.9% ownership of Acacia to reflect our current 100% interest. The former Acacia mine sites (Bulyanhulu, North Mara and Buzwagi) will now be referred to as Tanzania in our financial statements.

On October 20, 2019, Barrick announced that it had reached an agreement with the Government of Tanzania (“GoT”) to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization. As part of the agreement, the GoT will acquire a free carried shareholding of 16% in each of the mines. The accounting for the agreement will take place until the GoT’s 16% free-carried interest is made effective, which is expected in the fourth quarter. Refer to note 17 for further details on the agreement and impact on outstanding contingencies.

BARRICK THIRD QUARTER 2019	109	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

B) Nevada Joint Venture

On March 10, 2019, we entered into an implementation agreement with Newmont Mining Corporation, now Newmont Goldcorp Corporation, (“Newmont Goldcorp”) to create a joint venture combining our respective mining operations, assets, reserves and talent in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Barrick is the operator of the joint venture and owns 61.5%, with Newmont Goldcorp owning the remaining 38.5% of the joint venture. On July 1, 2019, the transaction concluded establishing Nevada Gold Mines LLC (“Nevada Gold Mines”). Barrick, as the majority joint venture partner, has the right to appoint a majority of the board members and can therefore control decisions requiring majority approval including, but not limited to, LOM plans, budgets and capital projects. Therefore, we have determined that Barrick controls Nevada Gold Mines and began consolidating the operating results, cash flows and net assets from July 1, 2019 with a 38.5% non-controlling interest.

We have determined that the transaction to acquire the Newmont Goldcorp mines represents a business combination with Barrick identified as the acquirer. We have undertaken a purchase price exercise to determine the fair value of the Newmont Goldcorp mines acquired and the fair value of the non-controlling interest of the Barrick mines given up as consideration. The tables below present the preliminary allocation of the purchase price to the assets and liabilities acquired. This allocation is preliminary as we have not had sufficient time to complete the final allocation of values within Nevada Gold Mines. We expect to complete this process in the fourth quarter of 2019. The $1,645 million difference between the carrying value and the fair value of the non-controlling interest in the Barrick mines given up was recorded in equity in the third quarter of 2019.

millions

Fair value of non-controlling interest of Barrick mines given up	$3,897

Preliminary fair value allocation of Newmont Goldcorp mines acquired

Current assets	$172

Inventory	970

Property, plant and equipment	3,511

Goodwill	2,520

Total assets	$7,173

Current liabilities	$119

Deferred income tax liabilities	268

Provisions	449

Total liabilities	$836

Non-controlling interests	2,440

Net assets acquired	$3,897

The Barrick mines in which we held 100% prior to the creation of Nevada Gold Mines (Cortez, Goldstrike and Goldrush) will continue to be accounted for at historical cost and continue to be consolidated with a non-controlling interest in these mines recorded as of July 1, 2019. Prior to July 1, 2019, our 75% interest in the Turquoise Ridge mine was accounted for as a joint operation and following its contribution to Nevada Gold Mines it has been consolidated with a non-controlling interest. As a result, our previously held 75% interest was remeasured to fair value and a gain of $1.9 billion was recognized in the third quarter of 2019.

We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices inclusive of a $1,300 gold price and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans for the mines as at the acquisition date.

Goodwill arose on the acquisition principally because of the following factors: 1) it combines high-quality gold reserves in one of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) the ability to optimize ore sources and production schedules across the joint venture; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since July 1, 2019, the Newmont Goldcorp mines acquired contributed revenue of $550 million and net income of $109 million for the three months ended September 30, 2019.

Acquisition related costs of approximately $26 million were expensed in the three and nine month periods ended September 30, 2019 and were presented as part of corporate development costs in exploration, evaluation & project expense.

C)    Randgold Resources Limited Merger

On January 1, 2019, we acquired 100% of the issued and outstanding shares of Randgold Resources Limited (the “Merger”). Each Randgold shareholder received 6.1280 common shares of Barrick for each Randgold share, which resulted in the issuance of 583,669,178 Barrick common shares. After this share issuance, Barrick shareholders owned 66.7%, while former Randgold shareholders owned 33.3%, of the shares of the combined company. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. Based on the December 31, 2018 closing share price of Barrick’s common shares, the total consideration of the acquisition was $7.9 billion. We began consolidating the operating results, cash flows and net assets of Randgold from January 1, 2019.

Randgold was a publicly traded mining company with ownership interests in the following gold mines: Kibali in the Democratic Republic of Congo; Tongon in Côte d’Ivoire; Loulo-Gounkoto and Morila in Mali; and the Massawa project in Senegal. The following table includes the joint arrangements and entities other than 100% owned subsidiaries.

BARRICK THIRD QUARTER 2019	110	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

	Place of business	Entity type	Economic interest[1]	Method

Loulo	Mali	Subsidiary	80%	Consolidation

Gounkoto	Mali	Subsidiary	80%	Consolidation

Tongon	Côte d’Ivoire	Subsidiary	89.7%	Consolidation

Kibali	Democratic Republic of Congo	JV	45%	Equity Method

Morila	Mali	JV	40%	Equity Method
[1]	Unless otherwise noted, all of our joint arrangements are funded by contributions made by the parties sharing joint control in proportion to their economic interest.

The table below presents the purchase cost and our preliminary allocation of the purchase price to the assets acquired and liabilities assumed. This allocation is preliminary as we have not had sufficient time to complete the valuation process. We have made minor adjustments in the third quarter and there may be further adjustments to the estimated fair values as the valuation work is finalized, which will be completed in the fourth quarter of 2019.

millions

Purchase Cost

Fair value of equity shares issued	$7,903

Fair value of restricted shares issued	6

Fair value of consideration	$7,909

Preliminary Fair Value at Acquisition

Cash	$751

Other current assets	323

Equity in investees	3,226

Property, plant and equipment	3,903

Other assets	230

Goodwill	1,630

Total assets	$10,063

Current liabilities	$490

Deferred income tax liabilities	704

Provisions	55

Debt[1]	31

Total liabilities	$1,280

Non-controlling interests	874

Net assets	$7,909
[1]	Debt mainly relates to leases as a result of adopting IFRS16.

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of future gold prices and projected future revenues, estimated quantities of ore reserves and mineral resources, including expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plans as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

Goodwill arose on the acquisition principally because of the following factors: 1) it significantly strengthened Barrick’s position in the industry relative to high-quality gold reserves in many of the world’s most prolific gold districts, positioning the Company for sustainable growth; 2) it included the acquisition of a proven management team, with a shared vision and commitment to excellence, and a powerful financial base that will support sustainable investment in growth; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

The fair value of accounts receivable is $193 million, which is equivalent to the contractual amount.

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million as at January 1, 2019. The total amount of the various tax claims, not including advances made in good faith to date, stood at $275 million at the end of the third quarter of 2019. The Company has a provision of $60 million recorded for the estimated final amount to settle the various tax claims. Refer to note 17 for further details.

Since it has been consolidated from January 1, 2019, Randgold contributed revenue of $397 million and $1,025 million, respectively, for the three and nine months ended September 30, 2019 and net income of $67 million and $127 million, respectively, for the three and nine months ended September 30, 2019.

Acquisition related costs of approximately $37 million were expensed in the prior year and were presented as part of corporate development costs in exploration, evaluation & project expense.

BARRICK THIRD QUARTER 2019	111	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

5 > SEGMENT INFORMATION

Starting in the first quarter of 2019, management reviews the operating results and assesses performance of our operations in Nevada at an individual minesite level; therefore our Cortez and Goldstrike minesites, previously presented as Barrick Nevada, have been presented separately. Prior period figures have been restated to reflect this disaggregation. Barrick’s business is organized into seventeen minesites, one grouping of three minesites and two projects. Barrick’s Chief Operating Decision Maker (“CODM”), reviews the operating results, assesses performance and makes capital allocation decisions at the minesite, Company and/or project level. Upon completion of the Merger, Mark Bristow, as President and Chief Executive Officer, assumed this role. Each individual minesite and the Pascua-Lama project, with the exception of the Acacia mines (now called Barrick TZ Limited), are operating segments for financial reporting purposes. Following the merger with Randgold, we re-evaluated our reportable operating segments and no longer report on our interests in the following non-core properties: Lagunas Norte and Pascua-Lama. Our presentation of our reportable operating segments consists of seven gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo, Loulo-Gounkoto, Kibali and Veladero) and Tanzania, a grouping of three operating mines formerly held in Acacia. The remaining operating segments, including our remaining gold mines, copper mines and projects, have been grouped into an “other” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statement of Income Information

		Cost of Sales

For the three months ended September 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,5]	$652	$344	$101	$6	$5	$196

Cortez[2]	300	117	53	2	3	125

Turquoise Ridge[2,6]	231	98	70	2	—	61

Pueblo Viejo[2]	353	133	48	4	(3)	171

Loulo-Gounkoto[2]	287	123	76	3	5	80

Kibali	133	50	57	1	—	25

Veladero	89	47	25	1	2	14

Tanzania[2,7]	140	74	24	—	42	—

Other Mines[2,3,4]	626	388	151	7	2	78

Reportable segment income	$2,811	$1,374	$605	$26	$56	$750

Share of equity investees	(133)	(50)	(57)	(1)	—	(25)

Segment income	$2,678	$1,324	$548	$25	$56	$725

Consolidated Statement of Income Information
		Cost of Sales

For the three months ended September 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,5]	$294	$177	$73	$6	($4)	$42

Cortez[2]	432	122	102	3	6	199

Turquoise Ridge[2,6]	90	53	7	—	—	30

Pueblo Viejo[2]	324	148	48	7	(1)	122

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	—	—	—	—	—	—

Veladero	59	31	24	—	(2)	6

Tanzania[2,7]	166	95	19	—	17	35

Other Mines[2,3,4]	472	327	81	3	7	54

Reportable segment income	$1,837	$953	$354	$19	$23	$488

Share of equity investees	—	—	—	—	—	—

Segment income	$1,837	$953	$354	$19	$23	$488

BARRICK THIRD QUARTER 2019	112	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statement of Income Information

		Cost of Sales
For the nine months ended September 30, 2019	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,5]	$1,198	$654	$220	$10	$2	$312

Cortez[2]	1,007	367	182	6	14	438

Turquoise Ridge[2,6]	441	185	85	3	—	168

Pueblo Viejo[2]	993	391	141	10	(1)	452

Loulo-Gounkoto[2]	740	343	222	7	11	157

Kibali	375	153	144	1	(1)	78

Veladero	280	155	86	2	1	36

Tanzania[2,7]	467	263	84	—	83	37

Other Mines[2,3,4]	1,708	1,101	412	15	21	159

Reportable segment income	$7,209	$3,612	$1,576	$54	$130	$1,837

Share of equity investees	(375)	(153)	(144)	(1)	1	(78)

Segment income	$6,834	$3,459	$1,432	$53	$131	$1,759

Consolidated Statement of Income Information
		Cost of Sales
For the nine months ended September 30, 2018	Revenue	Direct mining, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2,5]	$759	$459	$188	$11	($3)	$104

Cortez[2]	1,166	321	274	8	13	550

Turquoise Ridge[2,6]	249	131	21	—	—	97

Pueblo Viejo[2]	977	408	132	15	—	422

Loulo-Gounkoto[2]	—	—	—	—	—	—

Kibali	—	—	—	—	—	—

Veladero	271	123	89	2	(1)	58

Tanzania[2,7]	499	276	66	—	18	139

Other Mines[2,3,4]	1,418	906	221	11	33	247

Reportable segment income	$5,339	$2,624	$991	$47	$60	$1,617

Share of equity investees	—	—	—	—	—	—

Segment income	$5,339	$2,624	$991	$47	$60	$1,617
[1]

Includes accretion expense, which is included within finance costs in the consolidated statement of income. For the three months ended September 30, 2019, accretion expense was $13 million (2018: $14 million) and for the nine months ended September 30, 2019, accretion expense was $39 million (2018: $39 million).

[2]

Includes non-controlling interest portion of revenues, cost of sales and segment income for the three months ended September 30, 2019 for Nevada Gold Mines $504 million, $348 million, $145 million (2018: $nil, $nil, $nil), Pueblo Viejo $140 million, $72 million, $67 million (2018: $131 million, $79 million, $48 million), Loulo-Gounkoto $57 million, $40 million, $16 million (2018: $nil, $nil, $nil), Tanzania $51 million, $35 million, $1 million (2018: $60 million, $42 million, $13 million), and Tongon $11 million, $11 million, $nil (2018: $nil, $nil, $nil) and for the nine months ended September 30, 2019 for Nevada Gold Mines $504 million, $348 million, $145 million (2018: $nil, $nil, $nil), Pueblo Viejo $390 million, $211 million, $175 million (2018: $388 million, $215 million, $166 million), Loulo-Gounkoto $148 million, $113 million, $32 million (2018: $nil, $nil, $nil), Tanzania $169 million, $125 million, $14 million (2018: $180 million, $124 million, $50 million) and Tongon $29 million, $32 million, $(3) million (2018: $nil, $nil, $nil).

[3]

Includes cost of sales of Pierina for the three months ended September 30, 2019 of $28 million (2018: $22 million) and for the nine months ended September 30, 2019 of $99 million (2018: $84 million) and Golden Sunlight for the three months ended September 30, 2019 of $1 million (2018: $13 million) and for the nine months ended September 30, 2019 of $29 million (2018: $39 million).

[4]

Includes provisional pricing adjustments for the three months ended September 30, 2019 of $1 million gains (2018: $6 million losses) and for the nine months ended September 30, 2019 of $15 million gains (2018: $35 million losses).

[5]

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter including non-controlling interest. Refer to note 4.

[6]

Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter including non-controlling interest. Refer to note 4.

[7]	Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 for more information.

BARRICK THIRD QUARTER 2019	113	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Reconciliation of Segment Income to Income Before Income Taxes

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Segment income	$725	$488	$1,759	$1,617

Other cost of sales/amortization[1]	(17)	(8)	(33)	(28)

Exploration, evaluation and project expenses not attributable to segments	(61)	(70)	(205)	(212)

General and administrative expenses	(68)	(71)	(181)	(212)

Other income (expense) not attributable to segments	1,895	(6)	1,910	(34)

Impairment reversals (charges) not attributable to segments	872	(431)	857	(492)

Loss on currency translation	(40)	(62)	(56)	(152)

Closed mine rehabilitation	(5)	6	(46)	6

Income from equity investees	38	19	116	45

Finance costs, net (includes non-segment accretion)	(112)	(146)	(324)	(389)

Loss (gain) on non-hedge derivatives[2]	(1)	—	—	3
Income (loss) before income taxes	$3,226	($281)	$3,797	$152
[1]

Includes all realized hedge gains and losses for the three months ended September 30, 2019 of $nil (2018: $nil) and for the nine months ended September 30, 2019 of $nil losses (2018: $2 million losses).

[2]

Includes unrealized non-hedge gains and losses for the three months ended September 30, 2019 of $1 million losses (2018: $nil) and for the nine months ended September 30, 2019 of $nil losses (2018: $nil).

Capital Expenditures Information

	Segment capital expenditures[1]
	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Carlin[2]	$98	$35	$217	$153

Cortez	92	98	257	256

Turquoise Ridge[3]	39	15	86	42

Pueblo Viejo	28	39	86	110

Loulo-Gounkoto	62	—	151	—

Kibali	14	—	34	—

Veladero	20	20	68	84

Tanzania[4]	13	23	46	74

Other Mines	99	110	322	233
Reportable segment total	$465	$340	$1,267	$952

Other items not allocated to segments	37	19	86	79
Total	$502	$359	$1,353	$1,031

Share of equity investees	(14)	—	(34)	—
Total	$488	$359	$1,319	$1,031
[1]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. For the three months ended September 30, 2019, cash expenditures were $502 million (2018: $387 million) and the decrease in accrued expenditures was $14 million (2018: $28 million decrease). For the nine months ended September 30, 2019, cash expenditures were $1,255 million (2018: $1,026 million) and the increase in accrued expenditures was $64 million (2018: $5 million increase).

[2]

On July 1, 2019, Barrick’s Goldstrike and Newmont Goldcorp’s Carlin mines were contributed to Nevada Gold Mines and are now operated as one segment referred to as Carlin. As a result, the amounts presented represent Goldstrike (including South Arturo) up until June 30, 2019, and the combined results of Carlin (including Goldstrike) thereafter including non-controlling interest. Refer to note 4.

[3]

Barrick owned 75% of Turquoise Ridge up until June 30, 2019, with our joint venture partner, Newmont Goldcorp, owning the remaining 25%. Turquoise Ridge was accounted for as a joint operation and proportionately consolidated. On July 1, 2019, Barrick’s 75% interest in Turquoise Ridge and Newmont Goldcorp’s Twin Creeks and 25% interest in Turquoise Ridge were contributed to Nevada Gold Mines and are now operated as one segment referred to as Turquoise Ridge. The figures presented in this table are based on our 75% interest in Turquoise Ridge until June 30, 2019 and the combined results of Turquoise Ridge (including Twin Creeks) thereafter including non-controlling interest. Refer to note 4.

[4]	Formerly known as Acacia Mining plc. On September 17, 2019, Barrick acquired all of the shares of Acacia it did not own. Refer to note 4 for more information.

Purchase Commitments

At September 30, 2019, we had purchase obligations for supplies and consumables of $1,739 million (December 31, 2018: $1,972 million).

Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had capital commitments of $159 million at September 30, 2019 (December 31, 2018: $82 million).

BARRICK THIRD QUARTER 2019	114	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

6 > REVENUE

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Gold sales

Spot market sales	$2,549	$1,652	$6,371	$4,848

Concentrate sales	36	9	56	19

Provisional pricing adjustments	—	—	1	(1)
	$2,585	$1,661	$6,428	$4,866

Copper sales

Copper concentrate sales	$44	$151	$297	$402

Provisional pricing adjustments	1	(6)	14	(34)
	$45	$145	$311	$368

Other sales[1]	48	31	95	105
Total	$2,678	$1,837	$6,834	$5,339
[1]	Revenues include the sale of by-products for our gold and copper mines.

7 > COST OF SALES

	Gold		Copper		Other[3]		Total
For the three months ended September 30	2019	2018	2019	2018	2019	2018	2019	2018
Direct mining cost[1,2]	$1,207	$790	$30	$96	$1	$—	$1,238	$886

Depreciation	538	319	13	37	8	7	559	363

Royalty expense	79	45	5	11	—	—	84	56

Community relations	7	10	1	—	—	—	8	10
	$1,831	$1,164	$49	$144	$9	$7	$1,889	$1,315

	Gold		Copper		Other[3]		Total
For the nine months ended September 30	2019	2018	2019	2018	2019	2018	2019	2018
Direct mining cost[1,2]	$3,022	$2,196	$169	$231	$1	$4	$3,192	$2,431

Depreciation	1,353	907	83	86	24	23	1,460	1,016

Royalty expense	223	138	26	28	—	—	249	166

Community relations	20	27	3	3	—	—	23	30
	$4,618	$3,268	$281	$348	$25	$27	$4,924	$3,643
[1]

Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the three months ended September 30, 2019 (2018: $5 million) and $16 million for the nine months ended September 30, 2019 (2018: $10 million).

[2]	Direct mining cost includes the costs of extracting by-products.
[3]	Other includes realized hedge gains and losses and corporate amortization.

8 > EARNINGS PER SHARE

	For the three months ended September 30				For the nine months ended September 30
	2019		2018		2019		2018
	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted

Net income (loss)	$2,435	$2,435	($386)	($386)	$2,798	$2,798	($270)	($270)

Net income attributable to non-controlling interests	(158)	(158)	(26)	(26)	(216)	(216)	(78)	(78)
Net income (loss) attributable to equity holders of Barrick Gold Corporation	$2,277	$2,277	($412)	($412)	$2,582	$2,582	($348)	($348)
Weighted average shares outstanding	1,756	1,756	1,167	1,167	1,751	1,751	1,167	1,167
Earnings (loss) per share data attributable to the equity holders of Barrick Gold Corporation

Net income (loss)	$1.30	$1.30	($0.35)	($0.35)	$1.47	$1.47	($0.30)	($0.30)

BARRICK THIRD QUARTER 2019	115	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

9 > OTHER EXPENSE

A)    Other Expense (Income)

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Other expense:

Bank charges	$2	$4	$10	$18

Bulyanhulu reduced operations program cost[1]	6	6	18	23

Insurance payment to Porgera JV	—	—	—	13

Tanzania transaction costs incurred by Acacia	19	—	19	—

Litigation	4	35	23	61

Miscellaneous write-offs	5	2	7	6

Tanzania - other	5	4	10	9

Other	17	(2)	25	15

Total other expense	$58	$49	$112	$145

Other income:

Gain on sale of long-lived assets	($15)	($1)	($27)	($49)

Remeasurement of Turquoise Ridge to fair value[2]	(1,886)	—	(1,886)	—

Insurance proceeds related to Kalgoorlie JV	—	(24)	—	(24)

Other	(9)	(8)	(17)	(17)

Total other income	($1,910)	($33)	($1,930)	($90)

Total	($1,852)	$16	($1,818)	$55
[1]	Primarily relates to care and maintenance costs.
[2]	Refer to note 4 for further details.

B)    Impairment (Reversals) Charges

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Impairment (reversals) of non-current assets[1]	($872)	$431	($857)	$468

Impairment of intangibles[1]	—	—	—	24
Total	($872)	$431	($857)	$492
[1]	Refer to note 13 for further details.

10 > INCOME TAX EXPENSE

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Current	$163	$18	$396	$247

Deferred	628	87	603	175
	$791	$105	$999	$422

Income tax expense was $999 million for the nine months ended September 30, 2019. The unadjusted effective income tax rate for income for the nine months ended September 30, 2019, was 26% of the income before income taxes.

The underlying effective income tax rate on ordinary income for the nine months ended September 30, 2019 was 33% which includes the impact of non-deductible depreciation on the Randgold and Nevada Gold Mines purchase price allocations. Adjustments are made for the impact of the remeasurement of our previously held 75% interest in Turquoise Ridge to fair value; the impact of the impairment reversal at Lumwana; the impact of foreign currency translation losses on deferred tax balances; the impact of non-deductible losses on currency translation; the impact of a reduced corporate tax rate in Argentina on deferred tax balances; the impact of recognizing the non-controlling interest on Turquoise Ridge´s deferred tax liabilities and the impact of other expense adjustments.

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentine and Malian net deferred tax liabilities. In the nine months ended September 30, 2019, tax expense of $40 million primarily arose from translation losses on tax balances in Argentina and Mali, due to the weakening of the Argentine peso and the West African CFA franc, respectively, against the US dollar. In the nine months ended September 30, 2018, tax expense of $30 million primarily arose from translation losses on tax balances in Argentina, due to the weakening of the Argentine peso against the US dollar. These translation losses are included within deferred income tax expense.

Nevada Gold Mines joint venture

Nevada Gold Mines is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not subject to income tax directly, but each of its partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and deferred tax associated with the investment (61.5% share) following the principles in IAS 12.

A deferred tax expense of $376 million was recorded in the third quarter of 2019 following the Turquoise Ridge mine remeasurement to fair value and the $1.9 billion recognized gain (refer to note 4).

Veladero Deferred Taxes

In December 2017, Argentina reduced its 35% corporate tax rate to 30% for 2018 and 2019, with further reduction to 25% for 2020 and thereafter. Concurrently, a dividend distribution tax was introduced that charges 7% tax on dividend distributions for 2018 and 2019, and 13% tax on dividend distributions for 2020 and thereafter.

A deferred tax recovery of $70 million was recorded in the second quarter of 2019 as a result of an inflation adjustment implemented for statutory financial statement purposes in Argentina, and finalized in the second quarter of 2019, which results in Veladero not having dividend distribution capacity for prior years. The impact of material inflationary adjustments on distributable reserves and deferred taxes is expected to remain variable and will be evaluated on an annual basis.

BARRICK THIRD QUARTER 2019	116	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

11 > CASH FLOW – OTHER ITEMS

Operating Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Adjustments for non-cash income statement items:

Loss (gain) on non-hedge derivatives	$1	$—	$—	($3)

Share-based compensation expense (recovery)	25	(1)	63	19

Income from investment in equity investees	(38)	(19)	(116)	(45)

Change in estimate of rehabilitation costs at closed mines	5	(6)	46	(6)

Net inventory impairment charges	—	5	16	10

Change in other assets and liabilities	(96)	(25)	(68)	(130)

Settlement of rehabilitation obligations	(23)	(17)	(53)	(49)
Other operating activities	($126)	($63)	($112)	($204)
Cash flow arising from changes in:

Accounts receivable	($6)	$5	($39)	$50

Inventory	9	13	21	(135)

Other current assets	(39)	6	(133)	(71)

Accounts payable	115	154	(45)	87

Other current liabilities	(12)	(11)	(67)	—

Change in working capital	$67	$167	($263)	($69)

Investing Cash Flows – Other Items	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Dividends received from equity method investments	$72	$—	$104	$—

Funding of equity method investments	(2)	—	(2)	(5)

Shareholder loan repayments from equity method investments	35	—	65	—

Other	(2)	—	(2)	—

Other net investing activities	$103	$—	$165	($5)

12 > EQUITY ACCOUNTING METHOD INVESTMENT CONTINUITY

	Kibali	Jabal Sayid	Zaldívar	Other[1]	Total

At January 1, 2018	$—	$206	$975	$32	$1,213

Funds invested	—	—	—	5	5

Equity pick-up (loss) from equity investees	—	39	14	(7)	46

Impairment charges	—	—	—	(30)	(30)
At December 31, 2018	$—	$245	$989	$—	$1,234

Acquisitions	3,168	—	—	58	3,226

Funds invested	—	—	—	2	2

Equity pick-up (loss) from equity investees	80	36	11	(11)	116

Dividends paid	(53)	—	(50)	(1)	(104)
At September 30, 2019	$3,195	$281	$950	$48	$4,474
[1]	Other includes Morila.

BARRICK THIRD QUARTER 2019	117	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

13 > IMPAIRMENT OF GOODWILL AND OTHER ASSETS

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment or impairment reversals when events or changes in circumstances suggest that the carrying amount may not be recoverable or is understated. Refer to note 21 of the 2018 Annual Financial Statements for further information.

For the nine months ended September 30, 2019, we recorded net impairment reversals of $857 million (2018: $492 million impairments) for non-current assets.

Summary of impairments (reversals)

	For the three months ended September 30		For the nine months ended September 30
	2019	2018	2019	2018
Lumwana	($947)	$—	($947)	$—

Cortez	57	—	57	9

Lagunas Norte	12	405	12	405

Golden Sunlight	1	—	9	—

Carlin	—	—	2	5

Equity Method Investments	—	—	—	30

Acacia	—	—	—	24

Pascua-Lama	—	—	—	(7)

Other[1]	5	26	10	26
Total	($872)	$431	($857)	$492
[1]	Impairment charges for the third quarter of 2018 relate to impairment of non-current assets at non-operating sites.

Indicators of impairment

Third Quarter 2019

Lumwana

On September 28, 2018, as part of their 2019 budget, the Zambian government introduced changes to the current mining tax regime. The changes included an increase in royalty rates by 1.5%, the introduction of a 10% royalty on copper production if copper price increases above a certain price, the imposition of a 5% import duty on copper concentrates, the non-deductibility of mineral royalties paid or payable for income tax purposes, and the replacement of the VAT with a non-refundable sales tax, although any outstanding VAT claims will be settled through the current refund mechanism. In the fourth quarter of 2018, the Zambian government finalized the changes to the current tax regime, which was effective January 1, 2019, with the exception of the changes to the non-refundable sales tax. In August 2019, the Zambian government alleviated this fiscal uncertainty by withdrawing the legislative Bill relating to the non-refundable sales tax and introduced a new Bill in September 2019 which contains measures to limit the claiming of VAT on certain items used by Lumwana.

In addition to these external impacts, we have updated our LOM plan for Lumwana based on the significant reductions achieved in the current year in unit mining costs and improvements in plant availability. This reduction in the cost base has allowed us to lower the cut-off grade which is expected to deliver a 5 year increase in the mine life of

Lumwana. Finally, during the third quarter of 2019, we also updated our long term copper price assumption to $3.00 per pound (previously $2.85 per pound). As a result of these indicators of impairment reversal, an assessment was undertaken and a non-current asset impairment reversal of $947 million was recognized in the third quarter of 2019, as we identified that Lumwana’s fair value less costs of disposal (“FVLCD”) of $1.4 billion exceeded its carrying value. The key assumptions and estimates used in determining the FVLCD are long-term copper prices of $3.00 per pound and a weighted average cost of capital (“WACC”) of 10.4%.

Nevada Gold Mines

On July 1, 2019 we formed Nevada Gold Mines, a joint venture combining the respective mining operations, assets, reserves and talent from Barrick and Newmont Goldcorp in Nevada, USA. This includes Barrick’s Cortez, Goldstrike, Turquoise Ridge and Goldrush properties and Newmont’s Carlin, Twin Creeks, Phoenix, Long Canyon and Lone Tree properties. Through the purchase price allocation exercise, we identified various assets with fair values less than their carrying values. Although we did not restate the assets of Goldstrike, Cortez and Goldrush to fair value, we identified indicators of impairment for certain land holdings and specific Cortez Hills Open Pit infrastructure assets and an impairment of $60 million was recorded in the third quarter of 2019. Refer to note 4 for further information.

Second Quarter 2019

Acacia

On May 21, 2019, Barrick met with the Directors and senior management of Acacia and presented a proposal to acquire all of the shares it did not already own in Acacia through a share for share exchange of 0.153 Barrick shares for each ordinary share of Acacia. The exchange ratio was based on the 20-day volume weighted average trading prices of Acacia and Barrick as at market close in London and New York on May 20, 2019 and implied a value for 100% of Acacia of $787 million.

On July 19, 2019, we announced that the Boards of Barrick and Acacia reached an agreement on the terms of a recommended offer by Barrick for the 36.1% of Acacia that we did not own at that time. Under the terms of the agreement, the minority shareholders would exchange each Acacia share for 0.168 Barrick shares and would also be entitled to special dividends under certain conditions. The offer received shareholder approval in the third quarter of 2019 and the transaction closed on September 17, 2019.

During the second quarter of 2019, Acacia updated its life of mine plans and subsequent to that the Barrick technical team has had an opportunity to conduct detailed due diligence on the updated life of mine plans for the Acacia assets and risk adjust the value of the assets. The value implied by Barrick’s adjusted life of mine plans were deemed to be an indicator of impairment in the second quarter of 2019.

An impairment assessment was undertaken in the second quarter and Barrick assessed the carrying value of the individual cash generating units within Acacia (Bulyanhulu, North Mara and Buzwagi) and determined that the carrying

BARRICK THIRD QUARTER 2019	118	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

amounts were recoverable. Therefore, no impairment was recognized.

The key assumptions and estimates used in determining the fair value less cost to dispose are short-term and long-term gold prices of $1,250 per ounce, NAV multiples of 1.0-1.1 and a WACC of 6.5%-6.9%. Other assumptions include a 50% economic share of future economic benefits generated by the mines for the Government of Tanzania (“GoT”), which includes taxes, royalties, tolls and a 16% free carry interest in the mines. Management assumed the resumption of concentrate sales and exports commencing in Q3 2019 and the resumption of production from underground mining at Bulyanhulu in 2020. The WACC applied was lower than the 2018 and 2017 impairment tests for the Acacia CGUs, based on lower risk levels given the state of Barrick’s negotiations with the GoT at that time and the expectation that an agreement would be signed once the recommended offer to purchase the minority shareholdings of Acacia as described above had closed and because the economic sharing of benefits had been modeled into the cash flows.

Third Quarter 2018

Lagunas Norte

In the third quarter of 2018, we updated a feasibility study for proposed projects relating to the processing of carbonaceous materials (“CMOP”) and the treatment of refractory sulphide ore (“PMR”) at Lagunas Norte in Peru. Based upon the findings of the feasibility study, it was determined not to proceed with the PMR project at that time. As a result, an impairment assessment was undertaken and a non-current asset impairment of $405 million was recognized in the third quarter of 2018, as we identified that Lagunas Norte’s carrying value exceeded its FVLCD of $150 million. The key assumptions and estimates used in determining the FVLCD were short-term and long-term gold prices of $1,200 per ounce, NAV multiple of 1.1-1.2 and a WACC of 3.8%.

14 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second party to deliver/receive cash or another financial instrument.

A) Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money market funds with original maturities of less than 90 days.

B) Debt

On July 15, 2019, Barrick completed a make-whole repurchase of the approximately $248 million of outstanding principal on the 4.95% notes due 2020. The settlement resulted in a debt extinguishment loss of $3 million.

C) Guarantee

In connection with the closing of Nevada Gold Mines on July 1, 2019 (refer to Note 4), Nevada Gold Mines provided a guarantee in respect of Newmont Goldcorp’s 2035 senior notes, which were originally issued in the aggregate principal amount of $600 million. During the third quarter of 2019, Newmont Goldcorp completed a transaction with their bondholders that resulted in the release of the guarantee by Nevada Gold Mines.

15 > FAIR VALUE MEASUREMENTS

A)    Assets and Liabilities Measured at Fair Value on a Recurring Basis

As at September 30, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Cash and equivalents	$2,405	$—	$—	$2,405

Other investments	271	—	—	271

Derivatives	—	1	—	1

Receivables from provisional copper and gold sales	—	49	—	49
	$2,676	$50	$—	$2,726

B)    Fair Values of Financial Assets and Liabilities

	As at September 30, 2019		As at December 31, 2018

	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets

Other assets[1]	$627	$627	$559	$559

Other investments[2]	271	271	209	209

Derivative assets	1	1	3	3
	$899	$899	$771	$771

Financial liabilities

Debt[3]	$5,560	$6,999	$5,738	$6,183

Derivative liabilities	—	—	3	3

Other liabilities	552	552	297	297
	$6,112	$7,551	$6,038	$6,483
[1]	Includes restricted cash and amounts due from our partners.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]	Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-term portions of debt.

We do not offset financial assets with financial liabilities.

BARRICK THIRD QUARTER 2019	119	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

C)    Assets Measured at Fair Value on a Non-Recurring Basis

As at September 30, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value

Property, plant and equipment[1]	—	—	1,862	1,862
[1]	Property, plant and equipment were written up by $857 million, which was included in earnings in this period.

The Company’s valuation techniques were presented in Note 26 of the 2018 Annual Financial Statements and have been consistently applied in these interim financial statements.

16 > CAPITAL STOCK

A)    Authorized Capital Stock

Our authorized capital stock is composed of an unlimited number of common shares (issued 1,777,781,827 common shares as at September 30, 2019). Our common shares have no par value.

On January 1, 2019, we issued 583,669,178 common shares to Randgold shareholders as a result of the Merger. Refer to note 4 for further details.

On September 17, 2019, we issued 24,836,670 common shares to the non-controlling shareholders of Acacia in exchange for their shares in Acacia. Refer to note 4 for further details.

B)    Dividends

The Company’s practice has been to declare dividends after a quarter in the announcement of the results for the quarter. Dividends declared are paid in the same quarter. However, during the first quarter of 2019, $76.3 million in dividends were paid in relation to the additional dividend that was declared in the fourth quarter of 2018. In addition, the Company paid $256.2 million in dividends during the first quarter of 2019 that were declared by Randgold in the fourth quarter of 2018.

The Company’s dividend reinvestment plan resulted in 1,299,069 common shares issued to shareholders for the nine months ended September 30, 2019.

17 > CONTINGENCIES

Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial statements and noted below may be material.

Except as noted below, no material changes have occurred with respect to the matters disclosed in Note 36 “Contingencies” to the 2018 Annual Financial Statements, and no new contingencies have occurred that are material to the Company since the issuance of the 2018 Annual Financial Statements.

The description set out below should be read in conjunction with Note 36 “Contingencies” to the 2018 Annual Financial Statements.

Litigation and Claims Update

Proposed Canadian Shareholder Class Action (Veladero)

On April 11, 2019, Barrick received an offer from the plaintiff to dismiss the proposed class action lawsuit without costs. The Ontario Superior Court of Justice ordered the dismissal of the proposed class action lawsuit on August 19, 2019, and the matter is now closed.

Proposed Canadian Securities Class Actions (Pascua-Lama)

In May 2019, the motion for leave to proceed with statutory misrepresentation claims and for class certification was heard in the Quebec action. The Quebec court has reserved judgment in this matter.

In July 2019, the motion for leave to proceed with statutory misrepresentation claims was heard in the Ontario action. In October 2019, the Ontario Superior Court of Justice dismissed all but one of those claims. The sole remaining statutory misrepresentation claim pertains to a statement concerning the water management system in Chile made by the Company in its Management’s Discussion and Analysis for the second quarter of 2012. The Company has filed a motion in the Divisional Court, an intermediate appellate court in Ontario, for leave to appeal the decision to allow that one claim to proceed. The Plaintiffs have the right to pursue an appeal to the Court of Appeal for Ontario with respect to the claims that were dismissed.

A date has not yet been set for a hearing on the motion for class certification in Ontario.

Pascua-Lama - SMA Regulatory Sanctions

On March 14, 2019, the Chilean Supreme Court annulled the October 12, 2018 administrative decision of the Antofagasta Environmental Court on procedural grounds and remanded the case back to the Environmental Court for review by a different panel of judges. The Chilean Supreme Court did not review the merits of the Revised Resolution, which remains in effect. CMN’s appeal of the Revised Resolution remains pending before the new panel of judges ordered by the Chilean Supreme Court, which heard arguments on July 23, 2019. The Company intends to vigorously defend this matter and continues to evaluate all of its legal options.

BARRICK THIRD QUARTER 2019	120	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Pascua-Lama – Water Quality Review

On February 19, 2019, the Chilean Supreme Court accepted the appeal by the indigenous residents of the Environmental Court’s decision. The Chilean Supreme Court heard oral arguments on September 10 and 11, 2019. A ruling on the matter remains pending. No amounts have been recorded for any potential liability arising from this matter, as the Company cannot reasonably predict any potential losses.

Veladero - September 2015 Release of Cyanide-Bearing Process Solution

Criminal Matters

    Provincial Action

All defendants have completed the probationary period for community service and good behaviour and requested dismissal of the charges in the Provincial Action.

Veladero – Tax Assessment and Criminal Charges

Hearings for the Criminal Tax case were held between March 25 and March 27, 2019. The defendants filed a motion to dismiss based on the statute of limitations, which was granted in part and which has been appealed by the prosecution.

The Company filed Mutual Agreement Procedure applications in Canada on December 21, 2018, and in Argentina on March 29, 2019, pursuant to the Canada-Argentina Income Tax Convention Act (the “Canada-Argentina Tax Treaty”) to escalate resolution of the Tax Assessment to the competent authority (as defined in the Canada-Argentina Tax Treaty) in an effort to seek efficient resolution of the matter.

The Company believes that the Tax Assessment and the Criminal Tax Case are without merit and intends to defend the proceedings vigorously. No amounts have been recorded for any potential liability arising from the Tax Assessment or the Criminal Tax Case, as the Company cannot reasonably predict the outcome.

Argentine Glacier Legislation and Constitutional Litigation

On June 4, 2019, the National Supreme Court of Argentina dismissed the case on the basis that no harm deriving from the federal glacier law has been proven and that the federal glacier law does not impact Veladero and Pascua-Lama and the matter is now closed.

Pueblo Viejo – Amparo Action

On April 12, 2019, PVDC’s motion to challenge the timeliness of the appeal was accepted by the Constitutional Court, and the matter is now closed.

Writ of Kalikasan

On March 20, 2019, the Company was notified that the Court of Appeals granted a motion by the Petitioners to lift the Suspension of Proceedings and denied the motion to intervene filed by the two baranguays and set a preliminary case conference. In April 2019, the Company filed a motion for (i) reconsideration of the March 2019 order lifting the Suspension of Proceedings and dismissing the Company’s request that the case be dismissed for delay; (ii) a ruling on its pending Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction; and (iii) an order suspending the proceedings pending determination of these motions. The preliminary case conference was subsequently cancelled by the Court of Appeals in April 2019.

On September 12, 2019, the Court of Appeals ruled that the issues raised by the Company should be decided concurrently with a hearing of the merits of the dispute. The Court set a preliminary case conference date of September 18, 2019.

On September 17, 2019, the Company filed a further motion to request that the Court of Appeals determine the Company’s Urgent Motion for Ruling on Jurisdiction and Motion for a Ruling on Subject-Matter Jurisdiction prior to any merits hearing. Consequently, the Court of Appeals adjourned the September 18, 2019 preliminary case conference to October 21, 2019, to further consider the Company’s motion requesting the determination of the Company’s jurisdiction motions prior to any merits hearing.

On October 18, 2019, the Court of Appeals issued a Notice of Resolution, which, among other things, rejected the Company’s constitutional objections and held that the Court of Appeals has jurisdiction based on a “tentative” determination that the Company was doing business in the Philippines made exclusively on the basis of unproved allegations made by the Petitioners in their petition, which “tentative” determination expressly does not foreclose the possibility of a contrary finding on the basis of evidence at a later date. On November 4, 2019 the Company filed a Motion for Reconsideration seeking a reversal of the Notice of Resolution dated October 18, 2019.

On October 21, 2019, the Court of Appeals rescheduled the preliminary case conference from October 21, 2019 to January 27, 2020 and, following a request from Petitioners’ counsel, it directed that a court-annexed mediation take place on October 29, 2019. An additional mediation session has been scheduled for November 21, 2019. The Court of Appeals has not yet issued any decision related to certain remaining evidentiary matters. The Company intends to continue to defend the action vigorously.

Malian Tax Dispute

Prior to the Merger, Randgold had received various tax claims from the State of Mali in respect of its Mali operations, which totaled $267.7 million at January 1, 2019. As at the end of the second quarter, the total claim for 2018 and prior year periods had risen to $275 million. Each of Loulo and Gounkoto (which together form the Loulo-Gounkoto complex) and Morila have separate legally binding establishment conventions with the State of Mali, which guarantee fiscal stability, govern applicable taxes and allow for international arbitration in the event of disputes. Barrick has been actively engaged with the Malian authorities and is seeking a complete resolution of the various tax claims to avoid protracted arbitration.

During 2016, Randgold also received payment demands in respect of these disputed amounts, and consequently, from 2016 up to December 2018, Randgold paid tax advances to the State of Mali to support the resolution of the tax disputes, which after offsetting other tax payments resulted in a receivable being recorded of $41.1 million. As part of the purchase price allocation for the Merger (see note 4), the fair value of this receivable has been reduced to nil. In July 2019, a further advance of $43 million was paid to the State of Mali as part of a settlement proposal. A further $17 million was accrued, bringing the total amount recorded for these events to $60 million. This amount was recorded as a further update to the purchase price allocation in the second quarter. The

BARRICK THIRD QUARTER 2019	121	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Company continues to await the State of Mali’s response to its settlement proposal.

Reko Diq Arbitration

Barrick currently indirectly holds 50% of the shares of Tethyan Copper Company Pty Limited (“TCC”), with Antofagasta plc (“Antofagasta”) indirectly holding the other 50%. On November 15, 2011, the Government of the Province of Balochistan notified Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of TCC) of the rejection of TCCP’s application for a mining lease for the Reko Diq project, to which TCCP was lawfully entitled subject only to “routine” government requirements. On November 28, 2011, TCC filed a request for international arbitration against the Government of Pakistan (“GOP”) with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty (“BIT”) between Australia (where TCC is incorporated) and Pakistan.

On March 20, 2017, the Tribunal issued its decision, rejecting the GOP’s position. In March 2019, ICSID closed the record in the arbitration.

In July 2019, ICSID awarded $5.84 billion in damages to TCC in relation to the arbitration claims and unlawful denial of a mining lease for the Reko Diq project. Damages include compensation of $4.087 billion in relation to the fair market value of the Reko Diq project at the time the mining lease was denied, and interest until the date of the award of $1.753 billion. Compound interest continues to apply at a rate of US Prime +1% per annum until the award is paid. The Company cannot reasonably estimate the financial effect of this settlement award. No amounts have been recognized at this time.

Tanzania – Concentrate Export Ban and Related Disputes

On February 20, 2019, Barrick announced that it had arrived at a proposal with the Government of Tanzania (the “GoT”) that set forth the commercial terms to resolve outstanding disputes concerning Acacia’s operations in Tanzania.

On May 19, 2019, the GoT Negotiating Team wrote to Acacia’s three Tanzanian operating companies (the “TMCs”) to indicate that the GoT had resolved not to proceed to execute final agreements for the resolution of Acacia’s disputes if Acacia was one of the counterparties to the agreements.

On July 12, 2019, Acacia’s North Mara mine received a letter from the Mining Commission of the Tanzanian Ministry of Minerals informing it that the Mining Commission is soon to conduct an inspection of North Mara’s gold production (the “No Export Letter”). The No Export Letter stated that export permits for gold shipments from North Mara would be issued following completion of this inspection.

Following an investigation conducted by the Mining Commission on July 30 and 31, 2019, the North Mara mine received a letter from the Mining Commission (the “Inspection Findings Letter”) stating that it believes that certain provisions of the Mining Regulations, 2010 were violated and directing the North Mara mine to submit a feasibility study report and current mine plan for its approval by August 16, 2019. The Inspection Findings Letter also authorized the resumption of gold exports from North Mara subject to its adherence to the export procedure.

On July 19, 2019, the Acacia Transaction Committee Directors and Barrick published a firm offer announcement pursuant to Rule 2.7 of the City Code on Takeovers and Mergers (“Rule 2.7 Announcement”) announcing that they had reached agreement on the terms of a recommended final offer by Barrick for the ordinary share capital of Acacia Mining plc that Barrick does not already own, with the belief that the recommended final offer would enable Barrick to finalize the terms of a full, final and comprehensive settlement of all of Acacia’s existing disputes with the GoT. To facilitate this and in anticipation of the Rule 2.7 Announcement, on July 17, 2019, Acacia announced that Bulyanhulu Gold Mine Limited and Pangea Minerals Limited would immediately seek a stay of their international arbitration proceedings with the GoT. As part of the stay, the hearings scheduled to begin in July 2019 were postponed. The parties to the arbitration have committed to providing the arbitration tribunal with an update on the status of the settlement discussions by December 30, 2019.

On September 12, 2019, the High Court of Justice in England and Wales made an order sanctioning the scheme of arrangement under Part 26 of the Companies Act 2006 (the “Scheme”), and on September 17, 2019, Barrick completed the acquisition of all of the shares of Acacia Mining plc that the Company did not already own pursuant to the Scheme. Acacia Mining plc ceased trading on the London Stock Exchange and became a wholly-owned subsidiary of Barrick called Barrick TZ Limited.

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization (see “Tanzanian Revenue Authority Assessments”).

Tanzanian Revenue Authority Assessments

On October 20, 2019, Barrick announced that it had reached an agreement with the GoT to settle all disputes between the GoT and the mining companies formerly operated by Acacia but now managed by Barrick. The final agreements have been submitted to the Tanzanian Attorney General for review and legalization.

The terms of the agreement include the payment of $300 million to settle all outstanding tax and other disputes; the lifting of the Ban; the sharing of future economic benefits from the Bulyanhulu, Buzwagi and North Mara mines on a 50/50 basis; and a dispute resolution mechanism that provides for binding international arbitration.

In conjunction with the finalization of the agreement, a new operating company called Twiga Minerals Corporation (“Twiga”) has been formed to manage the Bulyanhulu, Buzwagi and North Mara mines. The GoT will receive a free carried shareholding of 16% in each of the mines and will receive its half of the economic benefits from taxes, royalties, clearing fees and participation in all cash distributions made by the mines and Twiga. An annual true-up mechanism will be included to maintain the 50/50 split.

BARRICK THIRD QUARTER 2019	122	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

North Mara Environmental Issues

During 2019, the GoT issued two environmental protection orders and directions to Acacia’s North Mara mine in relation to alleged breaches of environmental regulations relating to seepage from and the discharge of a hazardous substance from the North Mara mine Tailings Storage Facility (“TSF”). In March 2019, the GoT directed the North Mara Mine to resolve an incident that resulted in the spillage of water into the local environment. On July 16, 2019, the Tanzanian National Environment Management Council (“NEMC”) issued a Prohibition Notice (the “Prohibition Notice”) to North Mara Gold Mine Limited (the Tanzanian operating company of the North Mara mine), which ordered the North Mara mine to suspend operations at its TSF on Saturday July 20, 2019. NEMC cited the North Mara mine’s failure to contain and prevent seepage from the TSF as grounds for its issuance of the Prohibition Notice.

On September 17, 2019, following the submission of a detailed action plan to remediate issues related to the TSF and the implementation of remedial measures to contain the seepage from the TSF, the Prohibition Notice was lifted and North Mara was permitted to resume operations at the TSF.

Zaldívar Chilean Tax Assessment

On August 28, 2019, Barrick’s Chilean subsidiary that holds the Company’s interest in the Zaldívar mine, Compañía Minera Zaldívar Limitada (“CMZ”), received notice of a tax assessment from the Chilean Internal Revenue Service (“Chilean IRS”) amounting to approximately $1 billion in outstanding taxes, including interest and penalties (the “Zaldívar Tax Assessment”). The Zaldívar Tax Assessment primarily claims that CMZ improperly claimed a deduction relating to a loss on an intercompany transaction prior to recognizing and offsetting a capital gain on the sale of a 50% interest by CMZ in the Zaldívar mine to Antofagasta in 2015. CMZ filed an administrative appeal with the Chilean IRS on October 14, 2019. The Company believes that the Zaldívar Tax Assessment is without merit and intends to vigorously defend its position. No amounts have been recorded for any potential liability arising from the Zaldívar Tax Assessment as the Company cannot reasonably predict the outcome.

BARRICK THIRD QUARTER 2019	123	NOTES TO FINANCIAL STATEMENTS (UNAUDITED)

Corporate Office

Barrick Gold Corporation

161 Bay Street, Suite 3700

Toronto, Ontario M5J 2S1

Canada

Telephone: +1 416 861-9911

Email: investor@barrick.com

Website: www.barrick.com

Shares Listed

GOLD  The New York Stock Exchange

ABX     The Toronto Stock Exchange

Transfer Agents and Registrars

AST Trust Company (Canada)

P.O. Box 700, Postal Station B

Montreal, Quebec H3B 3K3

or

American Stock Transfer & Trust Company, LLC

6201 – 15 Avenue

Brooklyn, New York 11219

Telephone: 1-800-387-0825

Fax: 1-888-249-6189

Email: inquiries@astfinancial.com

Website: www.astfinancial.com

Enquiries

President and Chief Executive Officer

Mark Bristow

+1 647 205 7694

+44 788 071 1386

Senior Executive Vice-President and

Chief Financial Officer

Graham Shuttleworth

+1 647 262 2095

+44 779 771 1338

+44 1534 735 333

Investor and Media Relations

Kathy du Plessis

+44 20 7557 7738

Email: barrick@dpapr.com

Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference in this press release, including any information as to our strategy, projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “on track”, “deliver”, heading for”, “working on”, “points to”, “plan”, “progresses”, “upside”, “opportunities”, “scheduled for”, “objective”, “expected”, “potential”, “underway”, “strategy”, “will”, “being evaluated”, “proposed”, “aims”, “developing”, “continues” and similar expressions identify forward-looking statements. In particular, this press release contains forward-looking statements including, without limitation, with respect to: Barrick’s forward-looking production and cost guidance; timing of completion of a feasibility study for the potential plant expansion at Pueblo Viejo; potential mineralization, including at Fourmile; potential extensions to life of mine, including at Porgera, Veladero, Pueblo Viejo, Hemlo, Loulo Gounkoto and Kibali; timing of completion of Barrick’s five- and ten-year plans; dispositions of non-core assets, and potential proceeds from any such transactions; potential exploration targets and mineral resource potential, including reserve replenishment; opportunities to deliver value for Barrick’s owners and stakeholders; Barrick’s energy and sustainability strategies, and potential reductions to Barrick’s carbon footprint and costs; potential efficiency improvements and capital projects initiatives; future investments in community projects and contributions to local economies; the new partnership between Barrick and the GoT and the agreement to resolve all outstanding disputes between Acacia and the GoT; expectations regarding settlement negotiations with the Government of Mali; potential advancements in automation technology; Barrick’s human capital management and employee development plans; future engagement with the Government of the Democratic Republic of the Congo in respect of the new Mining Code introduced in 2018 and related regulations; and expectations regarding future price assumptions, financial performance and other outlook or guidance.

Forward-looking statements are necessarily based upon a number of estimates and assumptions including material estimates and assumptions related to the factors set forth below that, while considered reasonable by the Company as at the date of this press release in light of management’s experience and perception of current conditions and expected developments, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with projects in the early stages of evaluation and for which additional engineering and other analysis is required; whether the agreement to settle all disputes between Acacia and the Government of Tanzania (the “GoT”) will be legalized and executed by the GoT; the Company’s ability to successfully re-integrate Acacia’s operations; the benefits expected from recent transactions being realized, including Nevada Gold Mines; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and disruptions in the maintenance or provision of required infrastructure and information technology systems; failure to comply with environmental and health and safety laws and regulations; non-renewal of key licenses by governmental authorities; timing of receipt of, or failure to comply with, necessary permits and approvals; uncertainty whether some or all of Barrick’s targeted investments and projects will meet the Company’s capital allocation objectives and internal hurdle rate; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit ratings; the impact of inflation; fluctuations in the currency markets; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company or its affiliates do or may carry on business in the future; lack of certainty with respect to foreign legal systems, corruption and other factors that are inconsistent with the rule of law; risks associated with illegal and artisanal mining; the risks of operating in jurisdictions where infectious diseases present major health care issues; disruption of supply routes which may cause delays in construction and mining activities; damage to the Company’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the Company’s handling of environmental matters or dealings with community groups, whether true or not; the possibility that future exploration results will not be consistent with the Company’s expectations; risks that exploration data may be incomplete and considerable additional work may be required to complete further evaluation, including but not limited to drilling, engineering and socioeconomic studies and investment; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; litigation and legal and administrative proceedings; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and other required infrastructure; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; risks associated with working with partners in jointly controlled assets; employee relations including loss of key employees; increased costs and physical risks, including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).

Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a more detailed discussion of some of the factors underlying forward-looking statements and the risks that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this press release. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.